     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 30, 1995

                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                          NORTHLAND CRANBERRIES, INC.
             (Exact name of registrant as specified in its charter)

         WISCONSIN                  39-1583759
(State or other jurisdiction     (I.R.S. Employer
             of               Identification Number)
      incorporation or
       organization)

                             800 FIRST AVENUE SOUTH
                WISCONSIN RAPIDS, WISCONSIN 54494 (715) 424-4444
              (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                                JOHN A. PAZUREK
                      VICE PRESIDENT-FINANCE AND TREASURER
                          NORTHLAND CRANBERRIES, INC.
                             800 FIRST AVENUE SOUTH
                       WISCONSIN RAPIDS, WISCONSIN 54494
                                 (715) 424-4444
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                            ------------------------
                                WITH COPIES TO:

      STEVEN R. BARTH, ESQ.               BRUCE M. ENGLER, ESQ.
         FOLEY & LARDNER                     FAEGRE & BENSON
    777 EAST WISCONSIN AVENUE              PROFESSIONAL LIMITED
    MILWAUKEE, WISCONSIN 53202            LIABILITY PARTNERSHIP
    TELEPHONE: (414) 271-2400              2200 NORWEST CENTER
    FACSIMILE: (414) 297-4900            90 SOUTH SEVENTH STREET
                                       MINNEAPOLIS, MINNESOTA 55402
                                        TELEPHONE: (612) 336-3000
                                        FACSIMILE: (612) 336-3026

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the effective date of the Registration Statement.
                           --------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________.

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________.

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                      PROPOSED MAXIMUM
                                                                         AGGREGATE
                       TITLE OF EACH CLASS OF                             OFFERING         AMOUNT OF
                    SECURITIES TO BE REGISTERED                          PRICE (1)      REGISTRATION FEE
Class A Common Stock................................................    $40,000,000         $13,794

(1) Estimated in accordance with Rule 457(o) solely for purposes of calculating the registration fee.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          NORTHLAND CRANBERRIES, INC.
                        FORM S-2 REGISTRATION STATEMENT
                             CROSS REFERENCE SHEET
     (PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING THE LOCATION IN THE
                               PROSPECTUS OF THE
 INFORMATION REQUIRED TO BE INCLUDED THEREIN IN RESPONSE TO THE ITEMS OF PART I
                                 OF FORM S-2.)

                            ------------------------

FORM S-2
  ITEM                                                                             PROSPECTUS
 NUMBER                     ITEM DESCRIPTION                                 LOCATION OR CAPTION(S)
- ---------  --------------------------------------------------  ---------------------------------------------------
    1      Forepart of the Registration Statement and Outside
            Front Cover Page of Prospectus                     Outside Front Cover Page of the Prospectus
    2      Inside Front and Outside Back Cover Pages of the
            Prospectus                                         Available Information; Incorporation of Certain
                                                               Information by Reference; Outside Back Cover Page
                                                               of the Prospectus
    3      Summary Information, Risk Factors and Ratio of
            Earnings to Fixed Charges                          Prospectus Summary; Risk Factors
    4      Use of Proceeds                                     Use of Proceeds
    5      Determination of Offering Price                     Not Applicable
    6      Dilution                                            Not Applicable
    7      Selling Security Holders                            Not Applicable
    8      Plan of Distribution                                Underwriting
    9      Description of Securities to be Registered          Description of Capital Stock
   10      Interests of Named Experts and Counsel              Experts; Legal Matters
   11      Information with Respect to the Registrant          Prospectus Summary; Business; Index to Financial
                                                               Statements; Price Range of Class A Common Stock and
                                                               Dividends; Selected Financial and Statistical Data;
                                                               Management's Discussion and Analysis of Results of
                                                               Operations and Financial Condition; Outside Front
                                                               Cover Page of the Prospectus
   12      Incorporation of Certain Information by Reference   Incorporation of Certain Information by Reference
   13      Disclosure of Commission Position on
            Indemnification for Securities Act Liabilities     Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 30, 1995

                                2,000,000 SHARES
                                     [LOGO]
                              CLASS A COMMON STOCK

    All of the shares of Class A Common Stock offered hereby are being sold by the Company. The Company's Class A Common Stock, $.01 par value, is traded on the Nasdaq National Market under the symbol "CBRYA." On June 29, 1995, the last reported sale price of the Class A Common Stock was $15.25 per share. Information set forth in this Prospectus relating to estimated net proceeds of this offering is based on a per share price to public equal to such last reported sale price. See "Price Range of Class A Common Stock and Dividends."

    The Company has two classes of common stock, the Class A Common Stock being offered hereby and Class B Common Stock. On all matters on which shareholders are entitled to vote, the holders of Class A Common Stock are entitled to one vote per share and the holders of Class B Common Stock are entitled to three votes per share. The Company must pay cash dividends on its shares of Class A Common Stock at least equal to 110% of any cash dividends payable on the shares of Class B Common Stock. The Class A Common Stock also has certain prior rights to liquidation proceeds. See "Description of Capital Stock."
                            ------------------------
                     SEE "RISK FACTORS" STARTING ON PAGE 7.
                             ---------------------

THESE  SECURITIES  HAVE  NOT  BEEN APPROVED  OR  DISAPPROVED  BY  THE SECURITIES
  AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS
    THE   SECURITIES  AND  EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES
     COMMISSION PASSED UPON  THE ACCURACY OR  ADEQUACY OF THIS  PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                             UNDERWRITING
                                              PRICE TO       DISCOUNTS AND     PROCEEDS TO
                                               PUBLIC       COMMISSIONS (1)    COMPANY (2)
Per Share................................         $                $                $
Total (3)................................         $                $                $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting offering expenses payable by the Company estimated at $350,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 300,000 additional shares of Class A Common Stock to cover over-allotments, if any. If the over-allotment option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company
    will be $       , $        and $         , respectively. See "Underwriting."
                            ------------------------

    The Class A Common Stock is being offered severally by the Underwriters when, as and if delivered to and accepted by the Underwriters subject to prior sale and to certain other conditions. It is expected that delivery of the shares
of Class A Common Stock will be made on or about               , 1995.

          DAIN BOSWORTH                              PIPER JAFFRAY INC.
   Incorporated

                 THE DATE OF THIS PROSPECTUS IS         , 1995.

                                   [CHART]
Northland markets and sells its NORTHLAND brand fresh cranberries in supermarkets in the United States, Canada and Europe.
As a continuation of its "from marsh to market" vertical integration business strategy, Northland plans to begin marketing and selling NORTHLAND brand premium cranberry juice on a limited basis. The Company currently is developing its cranberry juice formulae and packaging.
In June 1995, Northland commenced construction of a $4.5 million cranberry juice concentrating addition to its Wisconsin Rapids, Wisconsin facility. Scheduled for completion in May 1996, this new addition will allow Northland to concentrate annually up to 400,000 barrels of cranberries.

Cranberries harvested by Northland for processing on a flooded marsh are mechanically removed from the vines and then collected and transported to the Company's cleaning facilities.
     NORTHLAND-REGISTERED TRADEMARK- is a registered trademark of Northland
                               Cranberries, Inc.
                            ------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S CLASS A COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO CONTAINED OR INCORPORATED BY REFERENCE ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. UNLESS THE CONTEXT INDICATES OTHERWISE, THE TERMS "COMPANY" AND "NORTHLAND" INCLUDE THE CURRENT SUBSIDIARY AND PREDECESSOR LIMITED PARTNERSHIPS OF NORTHLAND CRANBERRIES, INC.

                                  THE COMPANY

    Northland Cranberries, Inc. is the world's largest cranberry grower, with more planted acres of cranberries owned or leased than any other grower. Since immediately prior to the Company's initial public stock offering in 1987 through the fall of 1994, the Company's initial business strategy of growth through marsh acquisition, leasing and planting has increased its planted acreage by 568% and its barrels produced by 424%. Northland owns or leases 2,257 planted acres of cranberries at 21 marsh locations which produced 254,000 barrels in 1994, representing approximately 5% of the total cranberries harvested and approximately 24% of all of the cranberries harvested by independent growers last year. Under contracts which expire after the fall 1995 harvest, the Company currently sells substantially all of its crop harvested for processing to two independent fruit juice and sauce processors for their packaging and resale as private label cranberry juice and sauce. Northland also sells its own NORTHLAND brand fresh cranberries.

    As a  continuation  of  its  "from marsh  to  market"  vertical  integration business strategy commenced in 1993, Northland intends to begin marketing and selling its own NORTHLAND brand cranberry juice, sauce and other processed consumer cranberry products. Northland also intends to pursue strategic alliances with one or more co-packers to develop, market and sell private label cranberry juice, sauce and other processed cranberry products. Northland believes that by directly controlling the production, distribution and marketing of its crop as value-added processed consumer cranberry products it can significantly increase its revenues and profits beyond those currently realized from selling substantially all of its cranberry crop for processing under fixed price supply agreements. To implement its strategy, Northland intends to take the following actions:

    - Introduce NORTHLAND brand premium cranberry juice products beginning in the fall of 1995 on a limited basis into selected Midwest and other markets.

    - Expand the geographic distribution of its NORTHLAND brand premium cranberry juice products beginning in 1996 and thereafter introduce other NORTHLAND brand processed cranberry products and begin pursuing alliances with various co-packers to develop, market and sell private label cranberry products.

    - Continue to expand its NORTHLAND brand fresh cranberry production and sales.

    - Continue to explore international distribution opportunities for all of its consumer cranberry products.

    In preparation for this next step of its vertical integration strategy, the Company commenced construction in June 1995 of a $4.5 million cranberry juice concentrating facility. Scheduled for completion in May 1996, this new facility will enable Northland to concentrate juice from up to 400,000 barrels of raw cranberries annually. In addition, Northland intends to enter into one or more co-packing arrangements with third party bottlers to begin producing and packaging the Company's cranberry juice and other processed cranberry products for retail consumer sale under the NORTHLAND label.

    Northland believes that two supply and demand characteristics of the cranberry market favor its position as the world's largest independent grower and will help it to more effectively enter such market.

    First, the supply of raw cranberries is limited, a market condition the Company believes will persist for at least the next several years. This limited supply is due to the combination of federal and state environmental regulations which currently restrict the development of wetlands (the preferred growing habitat for cranberries), and the long lead-time (approximately 5 1/2 years) and significant capital cost (approximately $35,000-$40,000 per acre) required to develop new marshes to full production. Compounding this circumstance, the Company believes that the current demand for cranberry products exceeds the limited supply and that this demand will continue to increase, based in part on perceived consumer trends towards buying more nutritious and healthful foods and beverages. (Cranberry juice was cited by a 1994 study conducted by Brigham and Women's Hospital and Harvard Medical School as contributing to reduced risk of urinary tract infection among women.) The Company also believes that continued heavy advertising expenditures and expanded new cranberry product offerings introduced by well-recognized consumer food products and beverage companies like Ocean Spray Cranberries, Inc. and, to a lesser extent, Tropicana Products, Inc., Welch Food Inc., Coca Cola Foods, Inc., Chiquita Brands International, Inc. and Veryfine Products, Inc. will continue to increase consumer demand for both branded, as well as private label, cranberry products.

    The second market factor is that Ocean Spray, an agricultural marketing cooperative of over 700 cranberry growers, dominates the markets for both the supply of raw cranberries (where it controlled approximately 75%-80% of the North American market in 1994) and the sale of cranberry products (where it controlled approximately 60% of the United States market in 1994). The Company believes that Ocean Spray's dominant market position limits the ability of actual and potential brand name competitors to build a strong cranberry beverage business because Ocean Spray can limit the amount of cranberry supply that it makes available to such competitors. Ocean Spray's control of the overall cranberry supply also limits the availability of raw cranberries to the independent (I.E., non-Ocean Spray) market. The Company believes that the independent market for raw cranberries and private label cranberry products is largely controlled by the two fruit juice and sauce processors to whom Northland currently sells substantially all of its crop harvested for processing. The Company, therefore, believes its crop can effectively be redirected into the Company's own processed cranberry products and that the relative total supply of cranberry products will not increase as a result of its entry into direct sales of cranberry juice, sauce and other value-added processed consumer products.

    As a result of the limited cranberry supply, strong demand and Ocean Spray's market dominance, Northland believes its ability to internally provide itself with a reliable supply of cranberries provides it with a competitive advantage over other independent and non-Ocean Spray branded cranberry product processors and marketers. The Company believes its internal cranberry supply will help support its sustained entry into the consumer cranberry products market. In an attempt to supplement its internal supply, the Company is currently negotiating multi-year crop purchase agreements to purchase up to approximately 100,000 or more barrels of cranberries each year from other independent growers beginning in fiscal 1996.

    As a result of Northland's plans to begin selling processed consumer cranberry products in fiscal 1996, the Company has decided to change its fiscal year end from March 31 to August 31. This change is being made in order to align the Company's fiscal year with the anticipated new annual business cycle expected to result from the Company's implementation of its current business strategy.

                                  THE OFFERING

Class A Common Stock offered................  2,000,000 shares
Class A Common Stock to be outstanding after
 the offering...............................  6,010,613 shares (1)(2)
Class B Common Stock outstanding............  318,101 shares (2)
Use of proceeds.............................  To reduce debt, support the Company's plans to
                                              enter   the   processed   consumer   cranberry
                                              products  market  and  for  general  corporate
                                              purposes.
Current annual dividend rate on Class A
 Common Stock...............................  $0.28 per share (3)
Nasdaq National Market symbol...............  CBRYA

- ------------------------
(1) Not including (i) the shares of Class A Common Stock issuable upon conversion of 318,101 shares of Class B Common Stock described in note (2) below; (ii) 372,143 shares subject to issuance upon the exercise of currently outstanding stock options; (iii) 100,000 shares subject to issuance pursuant to the terms of a $3.0 million promissory note due March 31, 1996, convertible at the option of the holders at an effective conversion rate of $30 per share; and (iv) an undeterminable number of shares expected to be issuable annually beginning in fiscal 1996 in unregistered transactions at $10 in value per useable barrel actually purchased by the Company (currently not anticipated to exceed in the aggregate approximately $1.0 million in value per year based on contract negotiations as of the date of this Prospectus), as partial payment for cranberry purchases by the Company under potential future crop purchase agreements. See "Description of Capital Stock," "Management -- Stock Options Under Existing Plans," Note 7 of Notes to Consolidated Financial Statements and "Business -- Products; Raw Cranberries."

(2) Shares of Class B Common Stock are convertible on a share-for-share basis into Class A shares at the option of the holders.

(3) Northland's cash dividends on its Class A Common Stock are currently paid quarterly at the rate of $0.07 per share. See "Price Range of Class A Common Stock and Dividends."

              SUMMARY CONSOLIDATED FINANCIAL AND STATISTICAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    FISCAL YEARS ENDED MARCH 31, (1)
                                                          -----------------------------------------------------
                                                            1995       1994       1993       1992       1991
                                                          ---------  ---------  ---------  ---------  ---------
STATEMENT OF INCOME DATA (2):
Revenues................................................    $21,784    $18,051    $13,000    $12,624    $11,260
Gross profit............................................      8,727      9,300      6,655      6,017      5,270
Selling, general and administrative expense.............      2,440      2,046      1,474      1,321      1,096
Interest expense........................................      3,654      2,394      2,028      2,764      2,738
                                                            -------    -------    -------    -------    -------
Income before income taxes..............................      2,633      4,860      3,153      1,932      1,436
Income taxes............................................      1,051      1,917      1,210        768        567
                                                            -------    -------    -------    -------    -------
Net income..............................................    $ 1,582    $ 2,943    $ 1,943    $ 1,164     $  869
                                                            -------    -------    -------    -------    -------
                                                            -------    -------    -------    -------    -------
Net income per share....................................    $  0.36    $  0.67    $  0.51    $  0.40    $  0.31
                                                            -------    -------    -------    -------    -------
                                                            -------    -------    -------    -------    -------
Weighted average shares outstanding.....................  4,445,425  4,417,387  3,818,356  2,876,923  2,822,829

SELECTED STATISTICAL DATA:
Total planted acres.....................................      2,257      1,982      1,500      1,433      1,234
Acres harvested.........................................      1,813      1,519      1,114        958        828
Barrels produced........................................    254,000    192,000    130,000    167,000    124,000
Barrels per harvested acre..............................        140        126        117        174        150

                                                                                            MARCH 31, 1995 (1)
                                                                                         -------------------------
                                                                                                     AS ADJUSTED
                                                                                          ACTUAL         (3)
                                                                                         ---------  --------------
BALANCE SHEET DATA:
Current assets.........................................................................  $   6,746   $
Current liabilities....................................................................     10,169
Total assets...........................................................................    107,745
Long-term obligations..................................................................     55,793
Shareholders' equity...................................................................     34,627

- ------------------------------

(1) The Company is changing its fiscal year end from March 31 to August 31, beginning after a five- month interim transitional period ending on August 31, 1995. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- General; Change of Fiscal Year End."

(2) See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- General; Presentation of Certain Financial Statement Information" for a discussion of the reformatting of certain line items in the statement of income. During the periods presented, the Company has made business acquisitions, which affect the comparability between periods of the information set forth. See Note 2 of Notes to Consolidated Financial Statements.

(3) Reflects the sale of the Class A Common Stock offered hereby and the Company's application of the estimated net proceeds of this offering. See "Capitalization" and "Use of Proceeds."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING SHARES OF THE CLASS A COMMON STOCK OFFERED HEREBY.

CURRENT BUSINESS STRATEGY
    The Company's current strategy to begin marketing and selling value-added processed consumer cranberry products involves substantial risk and there can be no assurance that the Company will be successful in implementing this strategy. Even if the strategy does prove initially successful, there can be no assurance that Northland will be able to manage or sustain such success. Important to the success of Northland's strategy is its belief that the demand for cranberry products will exceed the available supply of raw cranberries for at least the next several years and that the redirection of its own internal supply of raw cranberries (and the raw cranberries it intends to purchase from other growers) into its own cranberry products will not increase the overall supply of consumer cranberry products. If the Company's assessment of the cranberry market is incorrect, the Company's internal cranberry supply may not create the benefits and competitive advantages currently anticipated by the Company, which could have a material adverse effect on its results of operations and financial condition. See "-- Cranberry Market; Supply and Demand" below.

    While the Company has key employees who have experienced the product introduction and sale of its NORTHLAND brand fresh cranberries, the Company's management and employees have limited experience and expertise in the consumer beverage and fruit products businesses. Although the Company has hired a Branded Products Manager with juice and beverage industry experience and intends to hire additional qualified personnel with such experience, there can be no assurance that the Company will be able to successfully hire additional qualified personnel or, if hired, retain and integrate such personnel into the Company's operations.

    Northland's current strategy, together with its current intended product mix and market focus, is likely to evolve as it gains greater experience in the processed consumer cranberry products market and there can be no assurance that Northland's current plans and strategy as described in this Prospectus will not change substantially. Northland's processed consumer cranberry product introductions are subject to the risks of consumer acceptance of the Company's product quality and appearance and may involve substantial initial promotional costs, price discounting and difficulties in being allocated shelf space in supermarkets, mass merchandisers and convenience stores, any or all of which circumstances may affect adversely the Company's results of operations and financial condition. Although the Company believes that successful implementation of its strategy will ultimately result in increased revenues and profitability, the Company may incur significant unexpected costs and delays, as well as substantial competition, as a result of pursuing its current strategy or any resulting strategy. The Company has planned its entry into the processed cranberry products markets to largely coincide with the March 31, 1996 expiration of its three-year supply agreements ("Supply Agreements") with two independent private label fruit juice and sauce processors, Clement Pappas & Co., Inc. ("Pappas") and Cliffstar Corporation ("Cliffstar"). As a result, substantial delays in successfully entering these markets, particularly if they occur after the fall 1996 harvest, may result in the Company carrying substantial quantities of unsold inventories of cranberries or cranberry products. This circumstance could have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- General; Current Business Strategy."

EXPIRATION OF SUPPLY AGREEMENTS
    On March 31, 1996 (after the Company delivers its fall 1995 harvest), the Supply Agreements will expire by their own terms. Under the Supply Agreements, the Company has delivered substantially all of its cranberry crop harvested for processing at per barrel all cash prices substantially above the prices paid by Ocean Spray Cranberries, Inc. ("Ocean Spray") to its member-owners. Deliveries under the Supply Agreements must meet certain minimum quality standards, certain of which are subject to discretionary interpretation. Since the three-year Supply Agreements provided for the negotiation of the terms of a one-year extension of the contract after the end of the first contract year, the Company initiated negotiations with Pappas and Cliffstar regarding extension of the Supply Agreements after the end of the first year of the contracts and at various times thereafter. However, based on Pappas' and Cliffstar's positions taken in such negotiations, the Company does not believe it could extend or renew the Supply Agreements on their current favorable terms. Pappas and Cliffstar will continue to be customers of the Company under the Supply Agreements through the time of payment for the fall 1995 harvest and it is possible the Company's announced strategy could affect adversely its current relationships with Pappas and Cliffstar. There can be no assurance that the Company will be able to realize future net per barrel proceeds in amounts or on terms as favorable to the Company as realized under the Supply Agreements. Such an occurrence could materially adversely affect the Company's results of operations and financial condition.

CRANBERRY MARKET; SUPPLY AND DEMAND
    An oversupply of cranberries could have a depressing effect on the pricing of raw cranberries and consumer cranberry products. According to data published by the Cranberry Marketing Committee of the United States Department of Agriculture ("CMC"), the production of raw cranberries in North America increased to 5.2 million barrels in 1994 from 3.9 million barrels in 1986 and the acres of cranberries harvested over such period in North America increased to 34,315. The Company anticipates that the supply of raw cranberries will continue to increase over the next several years, principally due to the maturation of new acreage planted in the United States as a result of growers obtaining permits prior to the enactment in 1990 of the current regulations restricting the further new development of wetland acreage. See "Business -- Regulation; Environmental Regulation." However, apart from the anticipated general trend toward increasing supply, annual cranberry production can fluctuate significantly from year to year depending on agricultural conditions, which can cause dramatic increases or decreases in the overall annual supply of raw cranberries. According to CMC data, approximately 1,002 and 568 new acres of cranberries in 1995 and 1996, respectively (of which 99 and 158 acres are attributable to the Company), are expected to mature in the United States to the point of allowing harvesting. After 1996, the Company anticipates that additional maturing acreage in the United States will decrease significantly due to the impact of current regulations which became effective in 1990 and restricted the issuance of new permits to allow the further commercial development of wetland acreage. However, there can be no assurance that future federal or state legislation easing the current regulatory restrictions on wetland development will not be enacted. See "Business -- Regulation; Environmental Regulation." Moreover, although the Company believes that new commercial development of cranberry acreage has been limited in Canada because of its federal "no net loss of wetlands" policy (which has also been adopted by most provinces), there is no available data on the extent of new cranberry acreage development in Canada. Such development could be substantial. Additionally, to date, substantially all of the world's raw cranberries have been grown in North America. In recent years, however, increased attention has been directed at attempts to grow cranberries in locations outside North America and on non-wetland properties. Over the longer term, there can be no assurance that cranberry production outside North American or on non-wetland properties will not become significant. See "Business -- Supply and Demand Dynamics of the Cranberry Markets."

    The Company believes that the demand for cranberry products has also increased substantially over recent years and has generally exceeded the supply of raw cranberries. While the Company believes that the demand for cranberry products at current market prices will continue to exceed the supply of raw cranberries for the next several years, there can be no assurance that the supply of raw cranberries will not increase to meet or exceed market demand or that demand will not decline. Ocean Spray has publicly stated that it believes an oversupply of raw cranberries in the independent cranberry market may be imminent principally as a result of the anticipated maturing of recently planted new high-yielding hybrid vines in North America. However, the CMC at its March 1, 1995 meeting determined that a grower allocation program would not be warranted based on projections of cranberry production, acreage, utilization and inventories, which the Company believes indicates that cranberry supply should not exceed demand for the 1995 growing season. Moreover, the April 30, 1995 quarterly report of the CMC indicated that cranberry sales for the eight-month period then ended increased by almost 25.0% to 3.5 million barrels compared to the prior year's eight-month period. Increasing demand for cranberry products, however, may depend on continued heavy advertising expenditures and expanded new cranberry product introductions by Ocean Spray and other branded juice product companies. Additionally, changes in consumer perceptions of the relative healthfulness or safety of cranberries generally could have a material adverse effect on the demand for consumer cranberry products and result in significant changes in cranberry prices.

COMPETITION

  GENERAL

    The markets in which the Company has competed and will compete are large and very competitive. Many of the Company's current and prospective competitors have substantially greater financial, marketing, production and/or distribution resources than the Company and, except in the areas of cranberry growing and fresh fruit sales, substantially more experience in the production, marketing, distribution and sale of cranberry and other consumer products. The Company will be subject to substantial competition with respect to the sale of consumer cranberry products, the sale of fresh cranberries and, to a lesser extent, the purchase of raw cranberries. Moreover, the competitive success of the Company's products will depend on consumers' perceptions of their quality and appearance as compared to competitive products.

  RAW CRANBERRY MARKET

    Ocean Spray dominates the raw cranberry market. Ocean Spray is an agricultural marketing cooperative that enjoys limited protection under the United States anti-trust laws. Over 700 cranberry growers are member-growers of Ocean Spray, representing approximately 75%-80% of all cranberry production in North America. According to information from the CMC, of the 5.2 million barrels of cranberries produced in North America in 1994, approximately 4.2 million barrels were delivered to Ocean Spray by its member-growers, with the remainder being produced and sold by independent (I.E., non-Ocean Spray) growers. Northland will compete in the market for purchasing raw cranberries with other independent cranberry product handlers and processors for the raw cranberries of other independent growers. Although Ocean Spray has not accepted any new member-growers in recent years, the Company could also experience competition for the purchase of raw cranberries from Ocean Spray if Ocean Spray were to begin accepting new member-growers. The Company believes that competition for the purchase of raw cranberries in the independent market may increase as a result of the Company pursuing its current business strategy.

  BRANDED PRODUCTS MARKET

    Ocean Spray also dominates the branded consumer cranberry products market. Ocean Spray's highly recognizable brand name cranberry products accounted for approximately 60% of the sales of cranberry products in 1994 in the United States, based on industry data. For its fiscal year ended August 31, 1994, Ocean Spray reported total sales of $1.2 billion ($892 million in cranberry related products) and total assets of $695 million. The Company fully anticipates that Ocean Spray will react to counter Northland's intended entry into the branded cranberry juice and processed cranberry products markets through one or more competitive responses. Ocean Spray has significantly more experience in the fruit juice and branded processed cranberry products markets, substantially greater brand name recognition and substantially greater marketing, distribution and financial resources than the Company. There can be no assurance that the Company will be successful in competing against Ocean Spray even on a limited regional basis.

  PRIVATE LABEL CRANBERRY PRODUCTS MARKET

    The market for private label cranberry juice, sauce and other processed cranberry products has been supplied primarily by Pappas and Cliffstar, as well as a limited number of other independent raw cranberry brokers and private label juice processors and marketers. While the Company is willing to discuss entering into a strategic alliance with Pappas or Cliffstar to jointly enter the private label cranberry market, based on past discussions with such parties, the Company believes it is unlikely it will be able to enter into such an alliance with either Pappas or Cliffstar. Therefore, the Company could be competing directly or indirectly with Pappas and Cliffstar in the private label market beginning in 1996. Pappas and Cliffstar have significant experience in the private label fruit juice and processed cranberry products markets and have well established co-packing and bottling operations, distributor networks and customer bases that may be greater than those of the Company or other co-packers that may enter into an alliance with Northland. There can be no assurance that the Company will be successful in competing directly or indirectly against Pappas or Cliffstar. Moreover, private label cranberry products in general compete against branded cranberry products and, in particular, the branded cranberry products of Ocean Spray. There can be no assurance that any private label processed cranberry products of the Company or its allied co-packers will be able to successfully compete against the similar branded products of Ocean Spray or others.

  FRESH CRANBERRY MARKET

    The Company already experiences significant direct competition from Ocean Spray in the fresh cranberry market. Ocean Spray has significantly greater marketing, distribution and financial resources than the Company and there can be no assurance that the Company will be able to continue to compete successfully against Ocean Spray in the fresh fruit market.

SEASONALITY; CHANGE OF FISCAL YEAR

    The Company's business historically has been extremely seasonal. Similar to most other nondiversified agricultural crop growers, the Company has recognized its crop sales revenues (which constituted 86.3% of the Company's fiscal 1995 total revenues) at the time of annual harvest in the fall of each year. As a result of this extreme seasonality, the Company typically has recognized net losses for its quarters ended March 31 and June 30 and recently only nominal net income in its quarter ended September 30. Because the Company's results of operations have been significantly dependent upon the results of the Company's annual harvest, its results for interim fiscal periods have not been considered indicative of those to be expected for a full year or for other interim periods. Since the Company will continue to sell substantially all of its cranberry crop harvested for processing under the Supply Agreements in fiscal 1996, this extreme seasonality is expected to continue until such time as the Company begins to sell substantial quantities of processed consumer cranberry products. The Company does not expect this to occur before fiscal 1997, although the Company plans to begin introducing and selling branded cranberry juice and other processed cranberry products on a limited basis starting in fiscal 1996. While the Company believes that successful implementation of its strategy will ultimately reduce the extreme seasonality of its current business, there can be no assurance that this will be the case and, in any event, it is expected that the Company's results of operations will continue to experience significant seasonality as a result of the traditionally heavier consumer demand for juice products during the summer months and the increased Thanksgiving and Christmas season holiday demand for fresh cranberries and other processed cranberry products. Moreover, due to the changing nature of the Company's business over the next two years, it is likely that initial comparisons of quarterly or annual results to the prior fiscal year's comparative periods will not be meaningful or informative during fiscal 1996 or 1997. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- General."

    In view of the Company's strategy to begin marketing and selling value-added processed consumer cranberry products, the Company is changing its fiscal year end from March 31 to August 31 in order to correspond the Company's fiscal year with the anticipated new annual business cycle expected to result from the implementation of its strategy. Also, the change in fiscal year end should best match the cost and expenses associated with growing each year's crop with the expected revenues to be generated from the anticipated sales of the consumer products produced from such crop. As a result of the changing fiscal year end, the Company will report its results of operations and financial condition for its interim quarter ending on June 30, 1995 and for the five-month interim transitional period ending on August 31, 1995. Consistent with the seasonality of its current business as described above, the Company expects to report net losses from operations for both interim transitional periods. After August 31, 1995, the Company will report its results of operations and financial condition for the fiscal quarters ending on November 30, February 28 or 29 and May 31 of each fiscal year, and for its fiscal year ending on August 31. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- General; Change of Fiscal Year End."

AGRICULTURAL FACTORS; CROP INSURANCE

    Northland's cranberry production and current results of operations are subject to the variable effects of weather, crop disease, insect infestation, animal damage, hail and storm damage and water adequacy. These factors can also affect the storage and selling quality of Northland's crop, as well as the quantity and quality of raw cranberries to be purchased by the Company from other growers.

Significant reductions in annual per acre yields can result from any of these factors being unfavorable on the Company's marshes and such reductions can have, and have had, a material adverse effect on the Company's results of operations. As a result, the Company's crop yields and production on its individual marshes and on an aggregate basis can and do fluctuate widely from year to year. For example, although the Company's fall 1994 harvest was a record for Northland, its yields per acre in Wisconsin were substantially below internal expectations because of unusual weather conditions experienced late in the Wisconsin growing season and significant damage from hail storms at two of its marshes in northern Wisconsin. Similarly, yields for Northland's fall 1993 crop were also affected adversely by abnormally cold weather throughout the growing season. Additionally, weather conditions and the other agricultural factors described above have delayed by approximately one growing season the development and maturation of Northland's recently planted cranberry vines. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Results of Operations" and "Business -- Marsh Operations; Agricultural Risks in Production."

    While the Company's present federal multi-peril crop insurance coverage provides protection against reduced harvests resulting from adverse growing conditions and hail and storm damage, such policies insure only up to 75% of the previous 10 years' average historical yield from the affected marsh and will reimburse the Company at an effective rate of $55 per barrel of insured lost production this crop year (substantially below the price which could have been received by actually harvesting and delivering or selling such barrel). These reimbursement rates do not and will not take into account or cover the increasing yields expected from newly maturing acreage or the anticipated higher per barrel proceeds which the Company may otherwise achieve by selling its cranberries as fresh fruit or as branded or private label consumer products. These insurance policies also do not cover destruction or spoilage of the Company's crop after its harvest. For example, these policies did not insure the Company against the losses it incurred from the abnormally high crop storage spoilage rate which the Company experienced in the last fiscal year. Additionally, for the second consecutive year, the Company did not purchase separate stand-alone crop hail insurance coverage this growing season because of its high quoted premium costs and limited coverage. While the Company believes that this has been and is a cost-effective decision, the absence of such excess stand-alone coverage may increase the Company's risk of crop loss from hail damage on its Wisconsin marshes. See "Business -- Marsh Operations; Crop Insurance."

DEPENDENCE ON KEY PERSONNEL; MANAGEMENT ADDITIONS

    The Company is dependent on certain key management personnel, particularly its President and Chief Executive Officer, John Swendrowski. The Company does not maintain key man life insurance on, or have employment agreements for current employment with, any of its management personnel. In order to implement its current strategy, the Company recently hired a Branded Products Manager, and the Company intends to hire within the next year additional qualified management personnel (including a Private Label Products Manager) with juice or beverage industry experience. The Company's future success will depend, in part, on its ability to retain and integrate its new management personnel into the Company's operations. See "Management."

PROCESSING AND DELIVERY
    The Company's principal processing and storage facility is located in Wisconsin Rapids, Wisconsin. The Company's new concentrating facility is being built as an addition to its existing Wisconsin Rapids facility. The Company also operates a smaller processing facility in Hanson, Massachusetts for its Massachusetts-grown cranberry crop. In the event of a fire or other natural disaster, regulatory actions or other causes, particularly if such incidents occurred during or shortly after the annual fall cranberry harvest, the Company's inventory of cranberries at such affected facility would be subject to loss and the Company might be unable to receive and process harvested berries at such facility, provide concentrate to its co-packers (if the event affected the Wisconsin Rapids facility) or process or ship fresh cranberries from such facility. Although the Company has business interruption insurance believed to cover most such circumstances, such an interruption of business could materially and adversely affect the Company's results of operations.

    In order to implement its current strategy, the Company expects to enter into contractual arrangements with various providers of materials and services required to produce, package, market and distribute the Company's processed cranberry products, such as co-packers, food and beverage brokers and transportation companies. Based upon the Company's existing contacts within these industries and the current conditions in these industries, the Company believes that it will be able to locate and conclude negotiations with such providers so as to implement successfully its strategy to enter the processed cranberry products market. There can be no assurance, however, that the Company will be able to successfully conclude any such negotiations with suitable providers on a timely basis or on satisfactory terms. Also, because the Company has only limited established relationships for obtaining these materials or services, the Company is subject to a greater risk that such materials or service providers will be unreliable or otherwise unsatisfactory or that the Company will experience start-up problems or delays. Moreover, especially during the initial phase of implementing its current strategy, the Company is likely to rely upon one provider or a limited number of providers with respect to any required service or type of material, either for a specific geographical area or for the Company's entire processed product line. If the Company is heavily dependent upon one or more such providers, poor performance by or the loss of any such provider could have a material adverse effect on the Company's results of operations, especially in the short-term.

REGULATION
    As a result of the significant regulatory restrictions in the United States governing the development of wetlands (the preferred growing habitat for cranberries), it is unlikely the Company, or any other cranberry growers or developers in the United States, in the near future will be able to cost-effectively secure additional permits for further significant cranberry marsh expansion on wetland properties. While a recent legislative proposal adopted by the United States House of Representatives attempts to ease these restrictions in certain respects, in its current form such legislation does not preempt state regulation of wetlands development and, therefore, may not significantly affect current restrictions in the United States. The Company is unable to predict the likelihood of enactment of such legislation, what form the proposed legislation may finally take or what impact any such enacted legislation will have on the ability to develop new cranberry marshes. If the current proposal is enacted in a manner which would materially ease restrictions on the development of cranberry marshes, it could lead to an increase in long-term cranberry supply which, if not exceeded by demand, could have a depressing effect on the pricing of cranberries and cranberry products. While the Government of Canada and most of Canada's provinces have "no net loss" policies restricting the development of wetlands, the impact of such policies on development of wetlands for cranberry production is uncertain. See "-- Cranberry Market; Supply and Demand" above.

    The production, packaging, labeling, marketing and distribution of the Company's fresh cranberries and planned processed consumer cranberry products are and will be subject to the rules and regulations of various federal, state and local food and health agencies, including the United States Food and Drug Administration, the United States Department of Agriculture, the Federal Trade Commission and the Environmental Protection Agency. The Company believes it has and will be able to comply in all material respects with such rules, regulations and laws. However, there can be no assurance that future compliance with such rules, regulations and laws will not have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Regulation; Cranberry Product Regulation."

    Under the provision of the Agricultural Marketing Agreement Act, a Cranberry Marketing Order was adopted in 1974. This order established the CMC, which is charged with developing a domestic marketing policy by March 1 of each year and making recommendations concerning the allowable supply of cranberries for such year. If the CMC determines that the supply and demand of cranberries will result in unstable market conditions for the forthcoming crop year, the CMC can recommend that the United States Secretary of Agriculture implement a grower allocation program pursuant to the Cranberry Marketing Order. The provisions available for such implementation permit the Secretary to regulate the amount of cranberries which "handlers," such as Ocean Spray, Cliffstar, Pappas and the Company, can accept from growers for domestic marketing. The CMC's jurisdiction is limited to areas within the United States. Therefore, the Company believes that any such order would not affect international allocations or sales. The CMC has never recommended that the Secretary implement an allocation program. However, similar provisions in effect prior to 1974 enabling the Secretary to limit the marketing of cranberries were implemented on three occasions, most recently in 1971. As of March 1, 1995, the consensus of the CMC was that an allocation program would not be warranted for the 1995 crop year. However, there can be no assurance that the CMC will not change its recommendation for 1995 or determine that the relative supply and demand characteristics require such a grower allocation program in the future, and that, therefore, limitations on the amount of cranberries produced and allotments on growers would be imposed. If such limitations or allotments are imposed on growers, they could have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Regulation; Other Regulatory Matters."

CONCENTRATION OF OWNERSHIP; ANTI-TAKEOVER CONSIDERATIONS
    As of May 31, 1995, the current directors and executive officers of the Company in the aggregate controlled 29.7% of the combined voting power of the Class A and Class B Common Stock, including all of the outstanding shares of Class B Common Stock. After the offering, the Company's current directors and officers will continue to control in the aggregate 21.5% of such voting power. The shares of Class B Common Stock are entitled to three votes per share on all matters submitted to a vote of shareholders and the shares of Class A Common Stock are entitled to one vote per share on all such matters. After the offering, John Swendrowski, the President and Chief Executive Officer of the Company, will continue to control (both personally and through a voting trust and shareholders agreement) 16.2% of the combined voting power of the Class A and Class B Common Stock. See "Description of Capital Stock" and "Stock Ownership of Management and Others."

    The voting power of the Company's Class A and Class B Common Stock controlled by the Company's directors and officers in the aggregate, along with the existence of the Class B Common Stock, the voting trust and the shareholders agreement, as well as the Board of Directors' ability to issue, without shareholder approval, Preferred Stock upon such terms and conditions as it may determine and additional Class A Common Stock, could preclude, or make it more difficult to effect, an acquisition of the Company which is not on terms acceptable to the Company's Board of Directors and management. Additionally, the foregoing could also have the effect of enhancing the ability of the Board of Directors and management to maintain their positions with the Company. See "Description of Capital Stock."

    As described under "Description of Capital Stock -- Certain Statutory Provisions," the Wisconsin Business Corporation Law contains several statutory provisions which could also have the effect of discouraging non-negotiated takeover proposals for the Company or impeding a business combination between the Company and a major shareholder of the Company. Such provisions include (i) limiting the voting power of certain shares of certain public corporations which are held by a person in excess of 20% of the corporation's voting power to 10% of the full voting power of such excess shares; (ii) requiring a super-majority vote of shareholders, in addition to any vote otherwise required, to approve certain business combinations not meeting certain adequacy of price standards; and (iii) prohibiting certain business combinations between a corporation and a major shareholder for a period of three years, unless such acquisition has been approved by the corporation's board of directors prior to the time such major shareholder became a 10% beneficial owner of shares or under certain other circumstances.

POSSIBLE STOCK PRICE VOLATILITY
    The Company believes that factors such as regulatory changes allowing the further commercial development of wetland acreage, significant changes in the relative supply and demand for cranberries, the Company's fall 1995 harvest results, the Company's initial experience upon entering into the processed consumer cranberry products market, significant quarterly fluctuations in the Company's financial results and sales of a significant number of shares of Class A Common Stock into the market by existing shareholders or the Company, together with general stock market or economic conditions, could adversely affect or cause significant volatility in the market price of the Class A Common Stock. See "Price Range of Class A Common Stock and Dividends."

                                USE OF PROCEEDS

    The net proceeds to the Company from its sale of the Class A Common Stock offered hereby, after deducting estimated underwriting discounts and commissions and estimated offering expenses, are estimated to be $28.5 million ($32.8 million if the Underwriters' overallotment option is exercised in full).

    The Company intends to use approximately $18.0 million of the net proceeds of this offering to repay the principal and accrued interest outstanding under the Company's acquisition credit facility with a syndicate of regional banks. The remainder of the net proceeds will be used to support the Company's entry into the processed consumer cranberry products market and for other general corporate purposes. Any additional funds necessary to finance the Company's pursuit of its current strategy will be derived from the Company's results of operations or drawn from its available credit facilities. Pending such uses, the Company will apply the remaining net proceeds of this offering to reduce outstanding amounts under its revolving line of credit facility. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Financial Condition."

    The principal amount outstanding under the acquisition variable rate credit facility is $18.0 million. As of the date of this Prospectus, this outstanding amount bears interest at a weighted average annual interest rate of 8.6%. Substantially all of the acquisition line matures in May 1996; provided, that after repayment of the outstanding amounts under the acquisition line from the net proceeds of this offering, $10.0 million will be made available to the Company thereunder until August 1997. Borrowings under the acquisition credit facility were utilized by the Company to fund the $5.0 million cash portion of the purchase price for Northland's acquisition of the Yellow River cranberry marshes in September 1994, $10.0 million to pay related seller promissory notes which matured in April and May 1995 and $3.0 million to partially finance the Company's June 7, 1995 exercise of its option to purchase its leased Hanson Division marsh and related assets. See "Business -- Properties." As of the date of this Prospectus, the principal amount outstanding under the Company's revolving credit facility is $11.0 million. This variable rate facility bears interest, as of the date hereof, at a weighted average annual interst rate of 8.0% and matures on August 31, 1997. Funds drawn on the revolving credit facility have been used by the Company to support ongoing working capital and capital expenditure requirements. Under both credit facilities interest is payable at the Company's option at the bank's domestic rate plus 0.5%, the bank's offered rate, or an adjusted LIBOR rate, plus an applicable rate margin (1.75% and 2.5% for the revolving credit facility and acquisition credit facility, respectively). See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Financial Condition."

                                 CAPITALIZATION

    The following table sets forth the current liabilities and capitalization of the Company as of March 31, 1995, and as adjusted to give effect to the sale of the 2,000,000 Class A Common Stock offered hereby and the Company's application of the estimated net proceeds therefrom as set forth above under "Use of Proceeds."

                                                                                     MARCH 31, 1995
                                                                                 ----------------------
                                                                                  ACTUAL    AS ADJUSTED
                                                                                 ---------  -----------
                                                                                     (IN THOUSANDS)
Current liabilities, including current
 portion of long-term obligations (1)..........................................  $  10,169   $
                                                                                 ---------  -----------
                                                                                 ---------  -----------
Long-term obligations, less current portion (1)................................  $  55,793   $
Shareholders' equity:
  Preferred Stock, $.01 par value: 5,000,000 shares
   authorized; no shares issued or outstanding.................................         --          --
  Common Stock:
    Class A, $.01 par value: 10,000,000 shares authorized (2); 4,010,613 shares
     issued and outstanding (6,010,613 shares issued, as adjusted) (3).........         40          60
    Class B, $.01 par value: 2,000,000 shares authorized;
     318,101 shares issued and outstanding.....................................          3           3
  Additional paid-in capital...................................................     28,908
  Retained earnings............................................................      5,676       5,676
                                                                                 ---------  -----------
    Total shareholders' equity.................................................     34,627
                                                                                 ---------  -----------
      Total capitalization.....................................................  $  90,420   $
                                                                                 ---------  -----------
                                                                                 ---------  -----------

- ------------------------
(1) On June 6, 1995, the Company entered into amended credit facilities with a syndicate of regional banks pursuant to which the Company refinanced its revolving credit facility, term credit facility and acquisition credit facility, resulting in an increase in current liabilities of $3.0 million and long-term obligations of $1.1 million. Such additional borrowings were used to partially fund the Company's exercise of its option to purchase its previously leased Hanson Division marsh and related assets. See "Management's Discussion and Analysis of Results of Operations and Finan-cial Condition -- Financial Condition."

(2) The Company's Board of Directors has approved an increase in the authorized number of Class A shares from 10,000,000 to 20,000,000, subject to shareholder approval at the Company's scheduled August 18, 1995 annual shareholders meeting. See "Description of Capital Stock -- Relative Rights and Limitations."

(3) Not including (i) the shares of Class A Common Stock issuable upon conversion of 318,101 shares of Class B Common Stock, which are convertible on a share-for-share basis at the option of the holders; (ii) 372,143 shares subject to issuance upon the exercise of currently outstanding stock options; (iii) 100,000 shares subject to issuance pursuant to the terms of a $3.0 million promissory note due on March 31, 1996, convertible at the option of the holders at an effective conversion rate of $30 per share; and
     (iv) an undeterminable number of shares expected to be issuable annually beginning in fiscal 1996 in unregistered transactions at $10 in value per useable barrel actually purchased by the Company (currently not anticipated to exceed in the aggregate approximately $1.0 million in value per year based on contract negotiations as of the date of this Prospectus), as partial payment for cranberry purchases by the Company under potential future crop purchase agreements. See "Description of Capital Stock," "Management -- Stock Options Under Existing Plans," Note 7 of Notes to Consolidated Financial Statements and "Business -- Products; Raw Cranberries."

               PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDENDS

    The Company's Class A Common Stock is traded on the Nasdaq National Market under the symbol "CBRYA." The following table sets forth for the periods indicated the high and low last sale prices, as reported on the Nasdaq National Market, of the Company's Class A Common Stock and the cash dividends declared thereon. See "Selected Consolidated Financial and Statistical Data" for information on dividends paid on the Company's Class B Common Stock. See the cover page of this Prospectus for the last sale price of the Class A Common Stock on the date prior to the date of this Prospectus.

                                                                                 HIGH        LOW     CASH DIVIDENDS
                                                                               ---------  ---------  ---------------
QUARTER OR PERIOD ENDED
FISCAL 1994 (1)
  June 30, 1993..............................................................  $   17.00  $   13.75     $    0.20
  September 30, 1993.........................................................      19.75      15.50          0.05
  December 31, 1993..........................................................      19.50      17.50          0.05
  March 31, 1994.............................................................      18.75      15.75          0.05
FISCAL 1995
  June 30, 1994..............................................................  $   19.00  $   16.25     $    0.07
  September 30, 1994.........................................................      20.25      16.25          0.07
  December 31, 1994..........................................................      19.00      12.50          0.07
  March 31, 1995.............................................................      16.25      12.25          0.07
TRANSITIONAL PERIOD (2)
  June 30, 1995 (through June 29, 1995)......................................  $   16.25  $   14.25     $    0.07

- ------------------------
(1) In August 1993, the Company changed its method of dividend payment from annual to quarterly. As a result, the fiscal 1994 dividends set forth above include an annual dividend of $0.20 per Class A share paid in June 1993, plus three quarterly dividends of $0.05 per Class A share paid in each of September 1993, December 1993 and March 1994.
(2) As a result of the Company's changing fiscal year, the Company will report a three-month interim transitional quarter ending on June 30, 1995 and a five-month interim transitional period ending on August 31, 1995 before commencing its 1996 fiscal year beginning on September 1, 1995 and ending on August 31, 1996. After August 31, 1995, the Company will report fiscal quarters ending on November 30, February 28 or 29, May 31 and August 31 of each fiscal year. See "Risk Factors -- Seasonality; Change of Fiscal Year" and "Management's Discussion and Analysis of Results of Operations and Financial Condition -- General; Change of Fiscal Year End."

    The Company intends to continue paying regular quarterly cash dividends, subject to declaration thereof by the Board of Directors. However, as a result of the Company's change in fiscal year and corresponding new fiscal quarterly periods, the timing of the Company's quarterly dividend payments, subject to declaration thereof by the Board of Directors, is expected to be adjusted to correspond to the Company's new fiscal quarters, beginning with the first quarter of fiscal 1996. The Company's last dividend payment date was June 13, 1995. On June 21, 1995, the Board of Directors declared an interim two-month transitional period cash dividend of $0.05 and $0.0455 on its Class A Common Stock and Class B Common Stock, respectively, payable on August 1, 1995 to shareholders of record as of the close of business on July 20, 1995. Purchasers of shares of Class A Common Stock offered hereby will not be eligible to receive such cash dividend on the shares purchased in this offering. It is not anticipated that the Board will consider declaring another cash dividend until late in the first quarter of fiscal 1996. The declaration of dividends will continue to depend principally upon the Company's results of operations and financial condition. For a description of the restrictions on dividends under the Company's credit agreements, see Note 7 of Notes to Consolidated Financial Statements. See also "Description of Capital Stock -- Preferred Stock."

    The Company's Articles of Incorporation provide that the Company must pay cash dividends on its outstanding Class A Common Stock at least equal to 110% of any cash dividends declared on its Class B Common Stock. See "Description of Capital Stock."

              SELECTED CONSOLIDATED FINANCIAL AND STATISTICAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following table sets forth selected consolidated financial and statistical data for the Company at and for each of the five years in the period ended March 31, 1995. The statement of income data in the table for the three years ended March 31, 1995, and the balance sheet data as of March 31, 1995 and 1994, have been derived from the Company's consolidated financial statements appearing elsewhere herein, which have been audited by Deloitte & Touche LLP, independent auditors. The statement of income data in the table for the two years ended March 31, 1992, and the balance sheet data as of March 31, 1993, 1992 and 1991, have been derived from the Company's audited consolidated financial statements which are not included herein. The following data should be read in conjunction with the Company's consolidated financial statements, the related notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                                                                    FISCAL YEARS ENDED MARCH 31, (1)
                                                          -----------------------------------------------------
                                                            1995       1994       1993       1992       1991
                                                          ---------  ---------  ---------  ---------  ---------
STATEMENT OF INCOME DATA (2):
Revenues................................................    $21,784    $18,051    $13,000    $12,624    $11,260
Cost of sales...........................................     13,057      8,751      6,345      6,607      5,990
                                                          ---------  ---------  ---------  ---------  ---------
Gross profit............................................      8,727      9,300      6,655      6,017      5,270
Costs and expenses:
  Selling, general and administrative...................      2,440      2,046      1,474      1,321      1,096
  Interest..............................................      3,654      2,394      2,028      2,764      2,738
                                                          ---------  ---------  ---------  ---------  ---------
Total costs and expenses................................      6,094      4,440      3,502      4,085      3,834
                                                          ---------  ---------  ---------  ---------  ---------
Income before income taxes..............................      2,633      4,860      3,153      1,932      1,436
Income taxes............................................      1,051      1,917      1,210        768        567
                                                          ---------  ---------  ---------  ---------  ---------
  Net income............................................    $ 1,582    $ 2,943    $ 1,943    $ 1,164      $ 869
                                                          ---------  ---------  ---------  ---------  ---------
                                                          ---------  ---------  ---------  ---------  ---------
Weighted average shares outstanding.....................  4,445,425  4,417,387  3,818,356  2,876,923  2,822,829
Per share data:
  Net income............................................    $  0.36    $  0.67    $  0.51    $  0.40    $  0.31
  Cash dividends (3):
    Class A common......................................       0.28       0.35       0.16       0.12       0.12
    Class B common......................................     0.2544     0.3185     0.1450     0.1090     0.1090

SELECTED STATISTICAL DATA:
Total planted acres.....................................      2,257      1,982      1,500      1,433      1,234
Acres harvested.........................................      1,813      1,519      1,114        958        828
Barrels produced........................................    254,000    192,000    130,000    167,000    124,000
Barrels per harvested acre..............................        140        126        117        174        150

                                                         MARCH 31, (1)
                                          --------------------------------------------
                                            1995     1994     1993     1992     1991
                                          --------  -------  -------  -------  -------
BALANCE SHEET DATA:
Current assets..........................  $  6,746  $ 5,598  $ 8,309  $ 6,802  $ 5,237
Current liabilities.....................    10,169    4,485    4,949    4,056    3,499
Total assets............................   107,745   83,074   67,703   59,606   53,934
Long-term obligations...................    55,793   38,945   25,098   37,294   33,548
Shareholders' equity....................    34,627   33,126   31,572   16,633   15,631

- ------------------------------
(1) The Company is changing its fiscal year end from March 31 to August 31, beginning after a five-month interim transitional period ending on August 31, 1995. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- General; Change of Fiscal Year End."
(2) See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- General; Presentation of Certain Financial Statement Information" for a discussion of the reformatting of certain line items in the statement of income, including cost of sales, gross profit and selling, general and administrative expenses. During the periods presented, the Company has made business acquisitions, which affect the comparability between periods of the information set forth. See Note 2 of Notes to Consolidated Financial Statements.
(3) In August 1993, Northland changed its method of dividend payment from annual to quarterly. As a result, the fiscal 1994 dividends stated above include the annual dividend of $0.20 per Class A share and $0.182 per Class B share, paid in June 1993, plus three quarterly dividends of $0.05 per Class A share and $0.0455 per Class B share, paid in September 1993, December 1993 and March 1994. See "Price Range of Class A Common Stock and Dividends."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

GENERAL

  CURRENT BUSINESS STRATEGY

    As a  continuation  of  its  "from marsh  to  market"  vertical  integration business strategy commenced in 1993, Northland intends to begin marketing and selling value-added cranberry juice, sauce and other processed consumer cranberry products. Northland believes that, by controlling the production, distribution and marketing of its crop as processed cranberry products, it can significantly enhance its revenues and profitability. Northland believes that pursuing this strategy will provide it with the best opportunity for maximizing its long-term growth potential beyond its current focus of selling substantially all of its cranberry crop for processing under fixed price supply agreements. Since the Company will continue to deliver substantially all of its fall 1995 cranberry crop harvested for processing to two independent fruit juice and sauce processors, Northland intends to implement its current strategy in phases over the next two fiscal years. First, in addition to expanding its NORTHLAND brand fresh cranberry sales, beginning in the fall of 1995, Northland plans on introducing NORTHLAND brand premium cranberry juice products on a limited basis into selected Midwest and other markets. After the Company's new concentrating plant is operational in the spring of 1996, Northland plans on supplementing its branded product sales by pursuing strategic alliances with one or more co-packers to develop, market and sell private label processed cranberry products. Next, the Company intends to expand the geographic distribution of its NORTHLAND brand premium cranberry juice products, as well as the variety of consumer processed products which it may offer. To support these product introductions and expansions, Northland is currently attempting to supplement its own internal crop supply by negotiating contracts to purchase up to approximately 100,000 barrels of cranberries or more annually from other independent growers, beginning in the fall of 1995. In addition, the Company is presently beginning to devise an international sales strategy and hold discussions with European and other international food and beverage distributors, although the Company does not expect international sales to constitute a significant percentage of its revenues in fiscal 1996. The Company's current strategy is likely to evolve as it gains greater experience in the processed consumer cranberry products market and, as a result, its current strategy, plans and expectations may change substantially. As described more fully below, as a result of the anticipated changing nature of the Company's business from pursuing its strategy, the Company is changing its fiscal year end from March 31 to August 31, beginning after a five-month interim transitional period ending on August 31, 1995.

    The Company expects that the changing nature of its business will result in significant differences in certain statement of income line item comparisons between reporting periods and, in particular, to prior periods when the Company did not sell a significant, or any, amount of consumer cranberry products. As the Company begins to sell increasing amounts of its consumer cranberry products, the Company expects that its revenues, as well as its selling, general and administrative expenses and cost of sales, will begin to increase significantly. Additionally, as an evolving consumer products company, beginning in fiscal 1996, the Company will begin to carry increasing inventories, including inventories of raw cranberries (valued at the average cost of growing and harvesting the crop plus the cost of cranberries purchased from others) and cranberry products. Inventories are expected to be at their highest levels after the end of the Company's new fiscal first quarter (ending November 30), reflecting the raw cranberries harvested and purchased during the first quarter. Since the Company has planned its entry into the processed cranberry products markets to largely coincide with the March 31, 1996 expiration of its existing Supply Agreements with two independent private label fruit juice and sauce processors, substantial delays or difficulties in successfully entering these markets may result in the Company carrying substantial quantities of unsold inventories of cranberries and cranberry products, particularly if such delays or difficulties occur after the Company's fall 1996 harvest. The Company will also reflect on its balance sheet an increasing amount of accounts receivable relating to its anticipated sale of consumer cranberry products. These accounts receivable are likely to be at their highest levels during the Company's new first and second fiscal quarters (ending November 30 and February 28 or 29, respectively) after the seasonal sale of the Company's fresh cranberries and the expected holiday seasonality of other processed cranberry product sales. The

Company believes its current credit facilities, together with cash generated from operations, will be sufficient during the interim transitional period and fiscal 1996 to support these expected increased working capital requirements.

    The Company believes that successful implementation of its current strategy will result in increasing profitability over the long-term. However, in the near-term and particularly in fiscal 1996, Northland's processed consumer cranberry product introductions will be subject to the risk of consumer acceptance of the Company's product quality and appearance and may involve substantial initial promotional costs, price discounting and difficulties in being allocated shelf space in supermarkets, mass merchandisers and convenience stores, any or all of which circumstances may affect adversely the Company's results of operations and financial condition. Moreover, especially during the initial phase of implementing its current strategy, the Company is likely to rely upon one provider or a limited number of providers with respect to any required service or type of material, either for a specific geographical area or for the Company's entire processed product line. If the Company is heavily dependent upon one or more such providers, poor performance by or the loss of any such provider could have a material adverse effect on the Company's results of operations, especially in the short-term. The Company may also experience significant unexpected costs and delays, as well as substantial competition, as a result of pursuing its current strategy or any resulting strategy.

    The Company expects that its entry into the processed consumer cranberry products market will require substantial initial product development, marketing, distribution and promotional expenditures. Additionally, in order to support its entry into the consumer cranberry products market, the Company is currently negotiating entering into multi-year crop purchase contracts pursuant to which it intends to contract to purchase up to approximately 100,000 barrels of cranberries or more each year beginning in fiscal 1996. Ten dollars of the per barrel purchase price under such contracts is expected to be payable in Northland stock, with the remainder in cash. In fiscal 1996, the cash portion of these crop purchases may be at least in part funded from proceeds of this offering. The Company believes that its available borrowing capacity under its revolving credit facility and acquisition credit facility, cash generated from cranberry sales and the funds generated from this offering will be sufficient to satisfy its ongoing operating needs and fund its initial entry into the consumer cranberry products market in the transitional interim period and fiscal 1996. Assuming completion of this offering and application of the resulting net proceeds as contemplated herein, the Company believes it will have approximately $18.0 million in available borrowing capacity under its revolving credit facility and an additional $10.0 million under its acquisition credit facility which can be used to support the carrying of the Company's crop or the purchase of fruit.

  SEASONALITY AND QUARTERLY RESULTS

    As shown in the table below, the Company's current business is extremely seasonal. Similar to most other nondiversified agricultural crop growers, the Company currently recognizes its crop sales revenues, which constituted 86.3% of the Company's fiscal 1995 revenues, at the time of harvest in the fall of each year. The Company has typically recognized net losses for each of its historical quarters ended March 31 and June 30 and has recently recognized only nominal net income in its historical quarter ended September 30. Therefore, the Company's results of operations have been significantly dependent upon the results of its annual harvest and results for interim fiscal periods have not been considered indicative of those to be expected for a full year or for other interim periods.

    The  following  table  contains  unaudited  selected  historical   quarterly
information, which includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation:

                                                   FISCAL QUARTERS ENDED
                      -------------------------------------------------------------------------------
                                   DEC.                JUNE                 DEC.                JUNE
                      MARCH 31,    31,    SEPT. 30,     30,    MARCH 31,    31,    SEPT. 30,    30,
                        1995       1994     1994       1994      1994       1993     1993       1993
                      ---------   ------  ---------   -------  ---------   ------  ---------   ------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues............   $    40    $17,322  $3,302     $ 1,120   $   202    $13,969  $2,219     $1,661
Income (loss) before
 income taxes.......    (3,482)    7,310      157      (1,352)   (2,345)    7,456       94       (345)
Net income (loss)...    (2,121)    4,440       88        (825)   (1,435)    4,532       58       (212)
Net income (loss)
 per share..........   $ (0.47)   $ 0.99   $ 0.02     $ (0.19)  $ (0.32)   $ 1.02   $ 0.01     $(0.05)

    The successful implementation of the Company's strategy ultimately is expected to reduce the extreme seasonality of its current business, although the Company may continue to experience a significant degree of seasonality in its results of operations because of the expected traditional increased retail consumer demand for juice products during the summer months and the typical holiday seasonality of the sale of fresh cranberries, as well as cranberry juice and other processed cranberry products. Since the Company will continue to sell substantially all of its cranberry crop harvested for processing under the Supply Agreements in fiscal 1996, its results of operations will remain extremely seasonal until it begins selling substantial quantities of cranberry juice products. This is not anticipated to occur until fiscal 1997, although the Company plans to start introducing its NORTHLAND brand processed consumer cranberry products during fiscal 1996. Moreover, due to the changing nature of the Company's business, it is likely that initial comparisons of quarterly results during fiscal 1996 and fiscal 1997 to the prior fiscal year's comparative periods will not be particularly meaningful or informative.

  CHANGE OF FISCAL YEAR END

    In view of the expected changing nature of the Company's business, the Company is changing its fiscal year end from March 31 to August 31 in order to correspond the Company's fiscal year with the Company's expected new annual business cycle from pursuing its current business strategy. The Company also believes its new fiscal year will best match the costs and expenses associated with growing each year's cranberry crop with the revenues expected to be generated from the anticipated sales of the consumer products produced from such crop. As a result of its new fiscal year end, the Company will report its results of operations and financial condition for its interim transitional quarter ending on June 30, 1995 and for the five-month interim transitional period ending on August 31, 1995. Consistent with the seasonality of its current business, the Company expects to report net losses from operations for both interim transitional periods. After August 31, 1995, the Company will report its results of operations and financial condition for the fiscal quarters ending on November 30, February 28 or 29 and May 31 of each fiscal year, and for its fiscal year ending August 31.

  PRESENTATION OF CERTAIN FINANCIAL STATEMENT INFORMATION

    As a result of the expected changing nature of Northland's business over the next two fiscal years, the Company has decided to reformat certain of the line items set forth in its statement of income in order to begin reporting the cost of sales and gross profits relating to its expected consumer cranberry product sales. To facilitate comparative period-to-period review of such statements, these reformatting changes have been applied retroactively to the consolidated statements of income contained herein. Given the Company's current business emphasis, the Company believes that the cost of sales and gross profit amounts set forth in the statements contained herein may not be particularly meaningful or informative measures of the Company's performance compared to its future results or to the results of other consumer products companies. However, the Company believes this data will become more meaningful and informative as the Company begins to sell more consumer cranberry products. Additionally, as a result of the Company's changing fiscal year end and in order to best reflect the actual cost of the Company's inventory of grown and harvested cranberries, the Company intends to defer from November 1 of each fiscal year to the related August 31 fiscal year end the statement of income recognition of the direct costs of growing each annual crop during such period and to include those deferred crop growing costs as part of the inventory cost of the Company's cranberries harvested in September and October. Statement of income recognition of the direct growing and harvesting costs from September 1 through October 30 will also be deferred and such costs will be added to the cost of the inventory of the associated crop harvested during such period. The Company's prior practice had been to accumulate deferred crop growing costs from April 1 to October 30 of each fiscal year and to match those costs with the sale of the berries harvested in the fall of that year, while the Company then expensed such costs incurred from November 1 to the March 31 year end of each fiscal year. It is expected that this change in accounting application will be made on a cumulative basis and will be entirely recognized for prior periods by the Company for financial reporting purposes during the five-month interim transitional period ending August 31, 1995. The Company believes that the cumulative effect of such change in accounting application will reduce the net loss otherwise expected to occur in such period.

RESULTS OF OPERATIONS

  FISCAL 1995 COMPARED TO FISCAL 1994

    REVENUES. Revenues in fiscal 1995 increased 20.7% to $21.8 million from $18.1 million in fiscal 1994. The increase in fiscal 1995 revenues was due to a 29.7% increase in cranberry sales. Sales of cranberries accounted for 86.3% and 80.3% of revenues in fiscal years 1995 and 1994, respectively. In fiscal 1995, the Company harvested 254,000 barrels of cranberries from 1,703 fully productive acres and 110 partially productive acres. The three Yellow River marshes in Wisconsin, which were acquired in September 1994, accounted for 214 of the acres harvested in fiscal 1995. In fiscal 1994, the Company harvested 192,000 barrels of cranberries from 1,452 fully productive acres and 67 partially productive acres. The two Hanson Division marshes in Massachusetts, which were leased in September 1993, accounted for 348 of the acres harvested in fiscal 1994. Adverse weather conditions in Wisconsin resulted in significantly lower than expected harvested barrels in each respective year and generally have also slowed the maturation process of the Company's expansion plantings. As partial compensation for the weather-related damage to its crop, the Company received crop insurance proceeds of $1.1 million in fiscal 1995 and $1.2 million in fiscal 1994.

    Substantially all of the barrels harvested by the Company for processing in fiscal 1995 were sold to two independent fruit juice and sauce processors at an average price of approximately $67.50 per barrel as required under its Supply Agreements with such processors. The Supply Agreements, which expire after the Company's 1995 fall harvest deliveries, require the Company to deliver up to 225,000 barrels of cranberries at a base purchase price of $68.00 per barrel in fiscal 1996. The Company also was required in fiscal 1995 to deliver a portion of the crop harvested from its newly acquired Yellow River marshes to Ocean Spray at prices lower than those which could have been obtained under the Supply Agreements. This contractual obligation, which was assumed by the Company as part of the acquisition, has now expired. Fresh fruit sales to North American and European markets were $5.5 million in fiscal 1995 compared to $4.3 million in fiscal 1994. Fiscal 1995 revenues and sales of consumer packaged fresh fruit were impacted adversely by an abnormally high fresh fruit spoilage rate at the Company's Wisconsin Rapids storage facility. Although the high spoilage rate was largely caused by unusual weather conditions experienced late in the Wisconsin growing season, the Company has purchased specialized equipment and adopted new procedures to try to minimize the extent of any reoccurrence of this circumstance.

    Revenues from the sale of cranberry vines and chemicals and fertilizer constituted only 6.5% of the Company's revenue in fiscal 1995 and are expected to become even less significant as the Company pursues its current business strategy. As anticipated, vines sales decreased by 40.5% to $713,000 in fiscal 1995 from $1.2 million in fiscal 1994. The Company estimates that vine sales during its interim transitional period from April 1, 1995 to August 31, 1995 will be approximately $100,000, based on advance purchase orders received as of May 31, 1995. The Company believes that vine sales, and the market for mowed vines generally, will continue to be limited principally as a result of current regulatory restrictions on the further development of cranberry beds on wetlands. Revenues from Wildhawk sales of fertilizer and chemicals in fiscal 1995 were $701,000, an increase of 24.2% from $564,000 in fiscal 1994. The Company expects Wildhawk sales revenues in fiscal 1996 to remain at relatively the same level as fiscal 1995 revenues.

    In addition to the payments to be received from deliveries under the Supply Agreements, revenues in fiscal 1996 will be impacted by the relative level of success the Company experiences in entering the processed cranberry products market and from its increasing emphasis on expanding its fresh cranberry sales.

    COST OF SALES. Cost of sales increased $4.3 million, or 49.2%, to $13.1 million in fiscal 1995 from $8.8 million in fiscal 1994. The Company's gross margin in fiscal 1995 was 40.1%, compared to 51.5% in fiscal 1994. The increase in cost of sales in fiscal 1995 was primarily due to costs associated with the increase in the Company's number of productive acres and the increase in fresh fruit production. Since September 1993, when the Company leased its Hanson Division marshes, the Company's productive acres have increased by 63.1% through acquisitions and the maturing of some of the

Company's internally planted expansion acreage. The Company's productive acreage will further increase in fiscal 1996 as a result of the continued maturing of additional portions of its expansion acreage. The Company's planned May 1996 start-up of its concentrating facility will also likely result in increasing cost of sales in fiscal 1996, as will the Company's intended entry into the branded consumer processed cranberry products market.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense was $2.4 million in fiscal 1995, a 19.2% increase from $2.0 million in fiscal 1994. The increase was primarily due to costs associated with the Company's growth in productive acreage and expanded fresh fruit marketing efforts. As a percent of revenues, selling, general and administrative expense was 11.2% and 11.3% in each respective fiscal year. The Company's planned initial entry into the branded consumer cranberry products market is likely to result in substantial initial marketing, promotion, distribution and selling expenses in fiscal 1996.

    INTEREST EXPENSE. Fiscal 1995 interest expense was $3.7 million, a 52.6% increase over fiscal 1994 interest expense of $2.4 million. The increase was due to financing costs associated with funding the Company's September 1993 cranberry marsh lease and September 1994 cranberry marsh acquisitions. The Company does not believe that interest expense will be significantly reduced in fiscal 1996 from fiscal 1995 levels.

    INCOME TAX EXPENSE. The Company recorded $1.1 million in income tax expense in fiscal 1995, compared to $1.9 million in fiscal 1994. As a result of alternative minimum tax liabilities, $141,000 in income taxes were paid in fiscal 1995 compared to $1.9 million in fiscal 1994. As of March 31, 1995, the Company had net operating loss carry forwards for federal and state income tax purposes of $6.5 million remaining to offset against future taxable income. See
Note 10 of Notes to Consolidated Financial Statements.

    NET INCOME. Net income for fiscal 1995 was $1.6 million, or $0.36 per share, a 46.3% decrease from fiscal 1994 net income of $2.9 million, or $0.67 per share. Weighted average common shares outstanding for fiscal 1995 were 4,445,000 compared to 4,417,000 for fiscal 1994. In fiscal 1996, assuming successful completion of this offering, weighted average common shares outstanding will increase substantially.

  FISCAL 1994 COMPARED TO FISCAL 1993

    REVENUES. Revenues in fiscal 1994 increased 38.9% to $18.1 million from $13.0 million in fiscal 1993. The increase in fiscal 1994 revenues over fiscal 1993 was due principally to an increase in the barrels of cranberries harvested by the Company and higher per barrel pricing. The sale of cranberries accounted for 80.3% and 62.6% of revenues in fiscal years 1994 and 1993, respectively. In fiscal 1994, the Company harvested 192,000 barrels of cranberries from 1,452 fully productive acres and 67 partially productive acres. The two Hanson Division marshes in Massachusetts, which were leased in September 1993, accounted for 348 of the acres harvested in fiscal 1994. In fiscal 1993, the Company harvested 130,000 barrels of cranberries from 963 fully productive acres and 151 partially productive acres. Adverse weather conditions resulted in significantly lower than expected harvested barrels in each year. As partial compensation for the weather-related damage to its crop, the Company received crop insurance proceeds of $1.2 million in fiscal 1994 and $2.7 million in fiscal 1993.

    After terminating its marketing agreement with Ocean Spray, the Company sold its entire fiscal 1994 crop to the independent market. The Company sold substantially all of its fiscal 1994 crop harvested for processing as juice and sauce under its Supply Agreements with two independent fruit juice and sauce processors at average prices of approximately $67.00 per barrel. The remainder was marketed as NORTHLAND brand fresh fruit for holiday sale in the United States and Canadian markets.

    Vines sales were $1.2 million in fiscal 1994, up 9.8% from $1.1 million recognized in fiscal 1993. Revenues from Wildhawk sales of fertilizer and chemicals in fiscal 1994 were $564,000, a decrease of 30.5% from $812,000 in fiscal 1993. This decrease was the result of continued adverse customer reactions to the Company's termination of its membership in the Ocean Spray cooperative.

    COST OF SALES. Cost of sales increased $2.5 million, or 37.9%, to $8.8 million in fiscal 1994 from $6.3 million in fiscal 1993. Gross margin was 51.5% and 51.2% in fiscal 1994 and fiscal 1993, respectively. The increase in the cost of sales was primarily due to a 36.4% increase in productive acres and costs associated with the start-up and operation of the Company's new receiving station and fresh fruit packaging facility. However, cost of sales as a percent of revenues was 48.5% and 48.8% in 1994 and 1993, respectively.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling, general and administrative expense was $2.0 million in fiscal 1994, a 38.8% increase from $1.5 million in fiscal 1993. The increase was primarily due to the costs associated with the Company's growth in productive acreage and introduction of the Company's NORTHLAND brand fresh fruit. As a percent of revenues, selling, general and administrative expense was 11.3% in both fiscal 1994 and 1993.

    INTEREST EXPENSE. Fiscal 1994 interest expense was $2.4 million, an 18.1% increase over fiscal 1993 interest expense of $2.0 million. The increase was due to financing costs associated with borrowings to fund the Company's September 1993 cranberry marsh leasing acquisition.

    INCOME TAX. The Company recorded $1.9 million in income tax expense in 1994, compared to $1.2 million in fiscal 1993. As a result of alternative minimum tax liabilities, $1.9 million in income taxes were paid in fiscal 1994 and $70,000 in income taxes were paid by the Company in fiscal 1993.

    NET INCOME. Net income for fiscal 1994 was $2.9 million, a 51.5% increase over fiscal 1993 net income of $1.9 million. Net income per common share increased 31.4% to $0.67 per share in fiscal 1994 compared to $0.51 per share in fiscal 1993. Net income per share increased by a smaller percentage than net income due to the effect on weighted average common shares outstanding of taking into account, for all of fiscal 1994, the 1,380,000 shares of Class A Common Stock issued by the Company in August 1992. Such shares were only outstanding for a portion of fiscal 1993. Weighted average common shares outstanding for fiscal 1994 were 4,417,000 compared to 3,818,000 for fiscal 1993.

FINANCIAL CONDITION

    The Company's total equity increased to $34.6 million at March 31, 1995 compared to $33.1 million at the end of fiscal 1994. The Company's total long-term obligations (including current portion) at fiscal 1995 year-end were $61.6 million for a total debt-to-equity ratio of 1.8 to 1, compared to total long-term obligations (including current portion) of $40.9 million and a debt-to-equity ratio of 1.2 to 1 at March 31, 1994. Total debt increased by $20.7 million in fiscal 1995 as a result of financing $18.0 million for the acquisition of cranberry properties and $2.7 million for other property and equipment additions. The estimated net proceeds of this offering of $28.5 million will be used to reduce debt, as described below, support the Company's entry into the consumer cranberry products market and for other general corporate purposes. The Company's pro forma debt-to-equity ratio at March 31, 1995 would have been 0.5 to 1, assuming completion of this offering and application of the resulting net proceeds as contemplated herein.

    On August 31, 1994, the Company refinanced its then existing revolving bank debt with a new banking institution. Terms of the new agreement included increasing the Company's available credit facilities from $19.0 million to $32.0 million. As of March 31, 1995, $14.0 million was outstanding under these credit facilities. See Note 7 of Notes to Consolidated Financial Statements. On June 6, 1995, the Company entered into amended credit facilities with a syndicate of regional banks pursuant to which the Company refinanced its revolving credit facility, term credit facility and acquisition credit facility, resulting in an increase in the Company's available credit from $32.0 million to $58.0 million at interest rates ranging from the principal lending bank's reference rate plus 50 basis points to LIBOR plus 175 basis points. As a result of such amendments, the credit amounts available to the Company from such banks were increased under Northland's (i) revolving credit facility from $17.0 million to $21.0 million;
(ii) term credit facility from $5.0 million to $19.1 million; and (iii) acquisition credit facility from $10.0 million to $18.0 million. The new credit facilities mature on August 31, 1997. Borrowings of $14.7 million under the new facilities were used to fund the Company's exercise of its option in June 1995 to purchase its previously leased Hanson Division marsh and related assets. The Company intends to use a substantial majority of the estimated net proceeds of this offering to repay the entire $18.0 million of principal currently outstanding under the Company's acquisition credit facility. After repayment of the acquisition credit facility, $10.0 million will be available to the Company thereunder through August 1997. The Company's ability to use the proceeds of the acquisition credit facility is restricted to the purchase of or investment in cranberry businesses, the carrying of its crop or the purchase of fruit.

    The Company's current ratio  was 0.67 to  1 at March  31, 1995, compared  to
1.25 to 1 at March 31, 1994. The lower comparative current ratio at March 31, 1995 was partially due to $3.0 million of short-term borrowing then outstanding which was incurred to fund the Company's September 1994 Yellow River marsh acquisitions. As a result of the extreme seasonality of its business, the Company does not believe that its current ratio or its underlying stated working capital at its March 31, 1995 fiscal year end is a meaningful indication of the Company's liquidity. As of March 31 of each fiscal year, the Company has historically carried no significant amounts of inventories and by such date all of the Company's accounts receivable from its crop sold for processing under the Supply Agreements have been paid in cash, with the resulting cash received from such payments used to reduce indebtedness. The Company utilizes its revolving bank credit facility, together with cash generated from operations, to fund its working capital requirements throughout its growing season.

    Net cash provided by operating activities in fiscal 1995 decreased 42.4% to $5.6 million from $9.8 million in fiscal 1994. The decrease principally was a result of changes in cash flows related to accounts receivable between fiscal years, as well as decreased net income. The increase in accounts receivable was caused by receivables outstanding from Ocean Spray from fall 1995 crop deliveries made to it by the Company from the Yellow River marsh. Depreciation expense also increased between fiscal years as a result of increased capital expenditures in fiscal 1995.

    Net cash used for investing activities increased in fiscal 1995 by 30.5% to $12.6 million from $9.6 million in fiscal 1994. The increase was principally the result of the payment of the cash portion of the Company's September 1994 Yellow River marsh acquisitions and other property and equipment additions. Property and equipment additions in fiscal 1995 included (i) $3.9 million to expand the Company's fresh fruit handling facilities; (ii) $2.3 million to complete the construction and planting of 40 new cranberry producing acres and to cultivate and maintain 350 pre-productive expansion acres; and (iii) $2.5 million for other fixed asset additions and upgrades. The Company's current capital budget for similar items in the interim transitional period and fiscal 1996 is approximately $7.5 million. Additionally, in June 1995, the Company started constructing a new 16,300 square-foot fruit concentrate manufacturing facility at its Wisconsin Rapids location. Scheduled for completion in May 1996, the new facility will have the capacity to annually convert 400,000 barrels of cranberries into concentrate. Total costs of the facility are estimated at $4.5 million. The Company's interim transitional period and fiscal 1996 debt service and capital expenditure obligations will be funded by borrowings under the Company's amended June 1995 credit facilities and cash generated from operations.

    Net cash provided by financing activities increased in fiscal 1995 to $6.5 million from $318,000 in fiscal 1994, reflecting principally $14.4 million of proceeds from long-term debt, reduced by $6.6 million of payments on long-term debt. In fiscal 1995, the Company paid principal and interest payments of approximately $2.0 million and $1.1 million due under its respective $17.0 million and $10.5 million fixed rate loan agreements with a life insurance company. The prior fiscal year the Company borrowed $10.5 million in long-term debt and repaid $8.5 million.

                                    BUSINESS

COMPANY BACKGROUND

    Northland Cranberries, Inc. was organized in 1987 as the successor to the marsh operations of five limited partnerships. The Company currently is the world's largest cranberry grower, with more planted acres of cranberries owned or leased than any other grower. Since immediately prior to the Company's initial public stock offering in August 1987 through the fall of 1994, the Company's business strategy of growth through marsh acquisition, leasing and planting has increased its planted acreage by 568% and its barrels produced by 424%. Northland owns or leases 2,257 planted acres of cranberries at 21 marsh locations which produced 254,000 one hundred pound barrels in 1994, representing approximately 5% of the total cranberries harvested and approximately 24% of all of the cranberries harvested by independent growers last year. Although the Company may in the future acquire or lease additional cranberry marshes to further enhance its internal raw cranberry supply, Northland intends to focus on entering into additional contracts for the purchase of other independent growers' cranberries.

    The Company currently sells substantially all of its crop to two independent fruit juice and sauce processors for their packaging and resale principally as private label cranberry juice and sauce pursuant to the Supply Agreements which expire after the 1995 harvest. The Company grows and packages its own NORTHLAND brand fresh cranberries which are sold through commissioned wholesale produce distributors and brokers and directly to retail grocery companies for resale to consumers in supermarkets in North America and Europe. In addition, Northland sells cranberry vines to other growers and, through its subsidiary, Wildhawk, Inc., provides specialized chemical and fertilizer products and crop management services to cranberry growers. Revenues from the sale of cranberry vines and chemicals and fertilizer constituted only 6.5% of the Company's revenues in fiscal 1995 and are expected to become even less significant as the Company pursues its current business strategy. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Results of Operations."

    Northland was the largest member-grower of Ocean Spray by acreage owned or leased until the Company terminated its membership in the cooperative as of August 31, 1993 in order to enter into the more favorable Supply Agreements with Pappas and Cliffstar. Ocean Spray was established in 1930 and markets a wide line of cranberry-related products, including cranberry and cranberry blend juices and drinks, sauces, sweetened dried cranberries, candies and fresh berries. Pappas and Cliffstar sell their private label cranberry juice and sauce products principally to the wholesale and retail supermarket and convenience store industries. The Supply Agreements expire on March 31, 1996, after payment for the Company's 1995 harvest deliveries. See "-- Products; Raw Cranberries" below.

CURRENT BUSINESS STRATEGY

    As a continuation of its "from marsh to market" vertical integration business strategy commenced in 1993, Northland intends to begin marketing and selling its own NORTHLAND brand cranberry juice, sauce and other processed consumer cranberry products. Northland also intends to pursue strategic alliances with one or more co-packers to develop, market and sell private label cranberry juice, sauce and other processed cranberry products. Northland believes that by directly controlling the production, distribution and marketing of its crop as value-added processed consumer cranberry products it can significantly increase its revenues and profits beyond those currently realized from selling substantially all of its cranberry crop for processing under fixed price supply agreements. To implement its strategy, Northland intends to take the following actions:

    - Introduce NORTHLAND brand premium cranberry juice products beginning in the fall of 1995 on a limited basis into selected Midwest and other markets.

    - Expand the geographic distribution of its NORTHLAND brand premium cranberry juice products beginning in 1996 and thereafter introduce other NORTHLAND brand processed cranberry products and begin pursuing alliances with various co-packers to develop, market and sell private label cranberry products.

    - Continue to expand its NORTHLAND brand fresh cranberry production and sales.

    - Continue to explore international distribution opportunities for all of its consumer cranberry products.

    In preparation for this next step of its vertical integration strategy, the Company commenced construction in June 1995 of a $4.5 million cranberry juice concentrating facility. Scheduled for completion in May 1996, this new facility will enable Northland to concentrate juice from up to 400,000 barrels of raw cranberries annually. In addition, Northland intends to enter into one or more co-packing arrangements with third party bottlers to begin producing and packaging the Company's cranberry juice and other processed cranberry products for retail consumer sale under the NORTHLAND label.

    Important to the success of Northland's strategy is its belief that the demand for cranberry products will continue to exceed the available supply of raw cranberries for at least the next several years and that the redirection of its own supply of raw cranberries (and the raw cranberries it will purchase from other growers) into Northland's own cranberry products will not increase the overall supply of consumer cranberry products. Northland believes this circumstance will greatly facilitate Northland's direct entry into the processed consumer cranberry products market and will help create initial market demand for its products. See, however, "Risk Factors -- Current Business Strategy" and "Risk Factors -- Cranberry Market; Supply and Demand."

    The Company believes that, because of excess bottling industry capacity, it can efficiently outsource its branded juice and processed consumer product processing to one or more regional co-packers for a per case fee. The Company is currently negotiating co-packing and bottling arrangements to prepare, produce, package and warehouse its branded consumer cranberry products and intends to enter into such arrangements in the future. Co-packers will be carefully selected and monitored by the Company to help ensure the high quality and safety of its products. Consistent with industry practice, the Company anticipates that it may be required to commit in advance to purchase certain minimum goods and services from its selected co-packers. The Company intends to contract with transportation companies to deliver its concentrate to its co-packers and ship its branded products from its co-packers to its distributors. The Company's distributors will then deliver the branded products to supermarket wholesalers or retailers. See, however, "Risk Factors -- Processing and Delivery."

    Northland presently employs two individuals, its Vice President-Sales, Marketing and Special Projects and its recently-hired Branded Products Manager, in addition to its President and Chief Executive Officer, who will coordinate the introduction, marketing and sale of the Company's processed consumer cranberry products. Northland intends to hire within the next year additional qualified personnel, including a Private Label Products Manager, with juice or beverage industry experience, particularly to handle national account sales. The Company has also retained the services of market research companies and is in the process of retaining an outside advertising firm with significant experience in the beverage industry. The Company intends to use a mix of consumer and trade promotions to introduce and market its products in supermarkets, mass merchandisers and convenience stores. Northland believes that through its existing fresh fruit distribution contacts it can enter into satisfactory commissioned arrangements with other food and beverage brokers and grocery wholesalers in order to effectively distribute its consumer cranberry products in supermarkets, mass merchandisers and convenience stores in targeted market areas of North America. The Company intends to enter into branded product distribution arrangements in the near future. Based on its successful limited introduction of fresh cranberries into European markets last fall, the Company also believes that opportunities exist for the distribution of Northland's cranberry juice and other consumer cranberry products in Europe and in other international markets. The Company is presently beginning to devise an international sales strategy and hold discussions with European and other international food and beverage distributors.

CONSUMER CRANBERRY PRODUCTS INDUSTRY OVERVIEW
    The consumer cranberry products industry is comprised principally of fruit beverages and, based on available industry data, exceeded $1.1 billion in sales in 1994. The fruit beverage industry is generally divided into fruit juice (made from 100% juice) and fruit drinks and cocktails (made from less than 100%, but greater than 10%, juice mixed with other dilutive ingredients). Cranberry beverage products, including Ocean Spray's, are typically categorized as fruit drinks and cocktails. These categories (fruit juices and fruit drinks and cocktails) can be further segmented into refrigerated juices and juice drinks and cocktails, frozen concentrates and shelf-stable products. The refrigerated segment includes fresh juices and juice drinks and cocktails as well as products that are pasteurized or made from concentrates. Concentrates are made primarily through a boiling or evaporation process and are sold to consumers in frozen concentrate form. Shelf-stable products are sold at room temperature and have been stabilized by preservatives, heat processing and/or special packaging to prevent spoilage.

    Total fruit beverage gallonage has been increasing over the past decade and the Company believes that growth prospects remain strong because, despite its recent growth, the fruit beverage category represents only one-fourth of the soft drink market in terms of both gallonage and per capita consumption. In 1993, volume in the category increased 4.3% to 3.1 billion gallons. Data for 1994 is not yet available. According to industry data, the fruit beverage market volume is projected to grow at compound annual rates of 4.5% over the next five years. In 1993, fruit juice sales represented 63.6% of total fruit beverage gallonage and an estimated $7.6 billion (64.9%) of total retail sales of fruit beverages, while fruit drink sales represented 36.4% of total fruit beverage gallonage and an estimated $4.1 billion (35.1%) of total retail sales of fruit beverages. Over the past 10 years overall cranberry beverage sales have increased, while within this trend fruit drink sales have been gaining market share and fruit juice sales have been losing market share.

    As illustrated in the table below, in 1994 orange juice sales led the fruit beverage market for supermarket sales with a 34% market share, followed by apple and by cranberry/cranberry blends, each with approximately 9% market shares.

                                                     MARKET
                                                    SHARE OF
                                                   SUPERMARKET
JUICE CATEGORY (1)                                    SALES
- -----------------------------------     1994       -----------
                                     SUPERMARKET
                                      SALES(2)
                                     -----------
                                         (In
                                      millions)
Orange.............................    $2,810          34%
Apple..............................       733           9
Cranberry blends...................       414           5
Cranberry drinks and cocktails.....       361           4
Grapefruit.........................       348           4
Vegetable/tomato...................       340           4
Grape..............................       271           3
Pineapple..........................        94           1
Prune..............................        89           1
Lemon/lime.........................        88           1
Nectar.............................        80           1
Other juice blends.................       346           5
Other juice drinks and cocktails...     2,233          28
                                     -----------      ---
Total market.......................    $8,207         100%
                                     -----------      ---
                                     -----------      ---

- ------------------------
(1)  Source: A.C. NIELSEN and other industry sources.
(2) Represents sales in supermarkets with greater than $2 million in annual sales.

    Cranberry beverages are typically sold as shelf-stable cranberry juice cocktail, shelf-stable cranberry blended fruit drinks (cranberries blended with one or more combinations of fruits, including apples, raspberries, strawberries and grapes) and frozen concentrate. Other consumer cranberry products include canned cranberry sauce, seasonal fresh cranberries (sold during the Thanksgiving and Christmas holiday season), frozen concentrate, sweetened dried cranberries and cranberry-based candies and condiments. Within the consumer retail cranberry products market, the industry can be divided between branded products, which principally includes Ocean Spray's highly recognizable branded products, and the private label products of supermarket chains and mass merchandisers. Branded products are sold by the manufacturer under a specific brand name directly to supermarket wholesalers and retailers, while private label sales involve sales to major supermarket chains and other food distributors who then market the products under their own labels.

SUPPLY AND DEMAND DYNAMICS OF THE CRANBERRY MARKETS

  SUPPLY

    The market for consumer cranberry products is characterized by a supply of raw cranberries that is more limited than most other fruits. These supply limitations are principally the result of current regulatory restrictions in the United States strictly limiting significant commercial expansion of wetland acreage, together with the long lead-time (approximately 5 1/2 years) and significant capital costs (approximately $35,000-$40,000 per acre) needed to bring new cranberry acreage to full production. Temperate wetland areas indigenous to North America are the preferred growing habitat for cranberries, due to their acidic, peat-based soil. Cranberries are grown principally in Massachusetts, Wisconsin, New Jersey, Oregon, Washington, Maine, Rhode Island and several regions of Canada. Massachusetts and Wisconsin are the two largest cranberry producing states and accounted for 37.3% and 31.0%, respectively, of the 1994 North American fall cranberry harvest.

    The following data from the CMC shows in cranberry production in the United States and Canada since 1988:

                                                                                 CROP YEAR
                                                ---------------------------------------------------------------------------
                                                  1994       1993       1992       1991       1990       1989       1988
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
UNITED STATES:
  Barrels produced............................  4,667,482  3,909,085  4,103,005  4,173,779  3,403,442  3,732,117  4,065,859
  Acres harvested.............................     31,279     31,613     29,564     28,310     27,494     27,236     26,776
  Barrels per acre............................      149.2      126.0      138.8      147.4      128.8      137.0      151.9
CANADA:
  Barrels produced............................    572,830    374,013    463,667    426,010    379,782    254,927    287,009
  Acres harvested.............................      3,036      2,815      2,739      3,485      3,580      3,275     (1)
  Barrels per acre............................      188.7      132.9      169.3      122.2      106.1       77.8     (1)
TOTAL NORTH AMERICA:
  Barrels produced............................  5,240,312  4,283,098  4,566,672  4,599,789  3,783,224  3,987,044  4,352,868

- ------------------------------
(1)  Data for Canada not available prior to 1989.

    The Company anticipates that the supply of cranberries will continue to increase over the next several years principally due to the maturation of new acreage planted in the United States as a result of growers obtaining permits immediately prior to the enactment in 1990 of the current regulations restricting the further new development of wetland acreage. See "-- Regulation; Environmental Regulation" below. However, apart from the anticipated general trend toward increasing supply, annual cranberry production can fluctuate significantly from year to year depending on agricultural conditions, which can cause dramatic increases or decreases in the overall annual supply of raw cranberries. See "-- Marsh Operations; Agricultural Risks in Production" below. According to CMC data, approximately 1,002 and 568 new acres of cranberries in the United States are expected to begin to mature to the point of allowing harvesting in 1995 and 1996, respectively. Of the new acres listed above as expected to begin to be harvested in 1995 and 1996, 99 and 158 are the Company's acres, respectively. After 1996, the Company anticipates that additional maturing acreage in the United States will decrease significantly due to the impact of current regulations which became effective in 1990 and restricted the issuance of new permits to allow the further commercial development of wetland acreage. However, there can be no assurance that future federal or state legislation easing the current regulatory restrictions on wetland development will not be enacted. See "-- Regulation; Environmental Regulation" below. Moreover, although the Company believes that new commercial development of cranberry acreage has been limited in Canada because of the "no net loss of wetlands" policy adopted by the federal and most provincial governments, data on new maturing planted acreage in Canada is not available. According to the CMC, there have been no significant imports of cranberries from countries other than Canada through the 1994 harvest. In the past there have been imports of concentrate mislabeled as cranberry concentrate, but the Company believes that actions have been taken by the Food and Drug Administration and United States Customs to deter this activity in the future. See "Risk Factors -- Cranberry Market; Supply and Demand."

  DEMAND

    Based on the latest CMC data available, sales of barrels of raw cranberries processed into consumer cranberry products increased 25% to 3.5 million barrels for the period beginning September 1, 1994 and ending April 30, 1995 compared to the eight month period beginning September 1, 1993 and ending April 30, 1994. Although cranberry beverage products constitute a substantial majority of the processed consumer cranberry market, cranberry products are also sold in the form of sauce, fresh cranberries, sweetened dried cranberries, cranberry condiments, candy and various other forms.

    The Company believes the demand for cranberry products has been increasing largely as a result of perceived consumer trends towards buying more nutritious and healthful foods and beverages, coupled with heavy advertising expenditures and expanded new cranberry product offerings introduced by companies such as Ocean Spray and, to a lesser extent, Tropicana Products, Inc., Welch Food Inc., Coca-Cola Foods, Inc., Chiquita Brands International, Inc. and Veryfine Products, Inc. The Company believes that these advertising expenditures and product offerings have not only increased demand for the specific products advertised, but they have also contributed to the increase in demand for all types of branded as well as private label cranberry products. Since cranberry products are predominately purchased by older consumers, the Company believes the demand for cranberry products has also been enhanced by the aging demographic trends in the United States. Additionally, the Company believes that market potential for the sale of fresh and processed cranberry products in international markets may equal or exceed the domestic market for such products and that, because of the limited supply of cranberries, these markets have yet to be developed. Moreover, the Company believes that, because of the limited supply of cranberries, significant introductions of potential new processed consumer cranberry products (E.G., dried sweetened cranberries) have been delayed in the past by Ocean Spray and others. The Company believes that market demand for such types of non-juice processed cranberry products has yet to be fully developed. There can be no assurance that the Company can take advantage of these perceived opportunities.

  OCEAN SPRAY

    Ocean Spray dominates both the market for the supply of raw cranberries (where it controlled approximately 75%-80% of the market in 1994) and the sale of cranberry products (where it controlled approximately 60% of the market in
1994). Ocean Spray is an agricultural marketing cooperative that enjoys limited protection under the United States anti-trust laws. Over 700 cranberry growers are member-growers of Ocean Spray. The Company believes that of the 5.2 million barrels of cranberries produced in North America in 1994, approximately 4.2 million barrels were delivered to Ocean Spray by its member-growers, with the remainder being produced and sold by independent growers.

    The cranberry products market includes Ocean Spray branded, other branded and private label retail beverages, Ocean Spray food service and other branded and private label food service beverages, as well as frozen cranberry juice concentrate. Ocean Spray also sells concentrate as ingredients to producers of other branded cranberry beverages. The Company believes that the combined retail market share of these companies in the cranberry juice category in 1994 was less than 15%. The Company believes that Ocean Spray's strong market position limits the ability of actual and potential brand name competitors to build a strong cranberry beverage business because Ocean Spray can limit the amount of cranberry supply that is made available to such direct competitors. Moreover, Ocean Spray's dominance of the cranberry supply also limits the supply available to the independent market.

PRODUCTS
  RAW CRANBERRIES
    The market for raw cranberries is dominated by Ocean Spray, whose member-growers accounted for approximately 75%-80% of raw cranberry production in 1994. The independent market is comprised of almost 400 growers with planted acreage ranging from less than an acre to the 2,257 acres planted in 1994 by the Company.

    The Supply Agreements require Pappas and Cliffstar to purchase up to an aggregate maximum of 225,000 barrels of Northland's fall 1995 crop harvested for processing. The Supply Agreements expire on March 31, 1996. The base cash price per barrel payable for cranberries delivered in fiscal 1996 will be $68.00, with the potential for up to an additional $1.00 per barrel color incentive bonus. The Company's crop harvested for processing is delivered promptly after harvesting. Deliveries must meet certain minimum quality standards, certain of which are subject to discretionary interpretation. Pappas and Cliffstar will continue to be customers of the Company under the Supply Agreements through payment for the Company's fall 1995 harvest and it is possible that the Company's announced strategy may affect adversely its current business relationships with Pappas and Cliffstar. The entire purchase price for cranberries delivered by Northland must be paid by the processors in cash by the March 31 following delivery. To secure their payment obligations under the Supply Agreements, Pappas and Cliffstar each are required to deliver letters of credit by June 30, 1995 aggregating $13.6 million to secure all or substantially all of their respective base purchase price payment obligations. See "Risk Factors -- Expiration of Supply Agreements" and "Risk Factors -- Competition."

    In addition to its own internal supply of cranberries, the Company is currently negotiating multiple-year crop purchase contracts with independent cranberry growers pursuant to which Northland intends to purchase up to a potential aggregate of approximately 100,000 barrels or more per year, beginning in fiscal 1996. Ten dollars of the per barrel purchase price payable to each delivering grower is expected to be payable by Northland through the delivery in unregistered transactions of such number of shares of Class A Common Stock having an equivalent value. The Company believes these crop purchase agreements will further enhance its supply advantage over other independent cranberry juice processors and marketers. See, however, "Risk Factors -- Current Business Strategy" and "Risk Factors -- Cranberry Market; Supply and Demand."

  BRANDED PROCESSED CRANBERRY PRODUCTS
    The principal sales category for branded processed cranberry products is supermarket shelf-stable. In addition to the supermarket shelf-stable sales category, branded processed cranberry products are also sold from the frozen and refrigerated supermarket display locations.

    The market for branded cranberry juice and other processed cranberry products is dominated by Ocean Spray. As a result of the limited supply of raw cranberries and Ocean Spray's current control of approximately 75%-80% of the available supply, the Company believes there are only a limited number of national brand name lines of cranberry juice and other processed cranberry products available to consumers as alternatives to Ocean Spray's wide line of branded processed cranberry products. Northland believes it can take advantage of this perceived opportunity to offer NORTHLAND brand premium juice and other processed cranberry products in limited competition with Ocean Spray's line beginning in fiscal 1996. Northland believes it will be able to compete successfully against Ocean Spray on a limited regional basis based on
Northland's ability to utilize its internal supply to offer health-conscious consumers a premium cranberry juice product line. With the assistance of an independent consulting and laboratory firm, the Company is currently evaluating and developing its premium cranberry juice product formulae. The Company is also developing its product design and packaging. The Company intends to explore other branded processed consumer cranberry products, including sauce, sweetened dried cranberries, condiments, candies and other products.

    Initial marketing and sale of the Company's NORTHLAND brand premium cranberry juice products will be on a limited basis to selected Midwest and other markets. The Company is currently exploring and negotiating co-packing arrangements with third party processors and bottlers to prepare, package, warehouse and ship its products. Initial distribution will likely be through commissioned food and beverage brokers or through direct sales to supermarket chains, mass merchandisers or food wholesalers. See "-- Current Business Strategy" above.

    The Company believes materials and supplies (including juice and concentrate from other fruits, natural extracts and other flavorings, fructose, corn syrup, glass, plastic, cans, caps and labels) necessary to prepare, process, package and distribute its intended new processed consumer cranberry products will be available from multiple alternative sources. The Company's purchases of other fruit juices, concentrates and ingredients may be subject to seasonal and other price fluctuations and supply availability. The Company currently has not entered into any agreements to obtain such other fruit juices, concentrates, ingredients, materials or supplies.

  PRIVATE LABEL PROCESSED CRANBERRY PRODUCTS

    Based on industry data and its knowledge of the industry, the Company believes that Pappas and Cliffstar together accounted for a substantial majority of the sales of private label cranberry products to supermarkets and mass merchandisers in 1994.
    The principal sales category for private label cranberry products (as with branded cranberry products) is supermarket shelf-stable. In addition to the supermarket shelf-stable sales category, a significant amount of private label processed cranberry products are also sold by drug store chains, mass merchandisers and club retail outlets.

    Based on industry data, the Company believes that total cranberry product market sales in 1994 were in excess of $1.1 billion. The Company believes that private label product sales represent less than 15% of such sales, compared to 30% or more in other juice categories, such as orange and apple juice. In particular, private label cranberry juice products constituted only approximately 10% of the sales of the cranberry juice blends market in 1994. See "-- Consumer Cranberry Products Industry Overview" above.

    Due to the unusual supply and demand dynamics for cranberries and cranberry products, the dominance of only one major brand, Ocean Spray, and the Company's belief that the private label market of the cranberry juice category is relatively underdeveloped, the Company believes that an opportunity exists for it ultimately to utilize its large internal supply of cranberries to work with third party bottlers to develop, market and sell private label processed cranberry products beginning in fiscal 1997. Important to the Company's strategy is its belief that the overall supply of cranberry products will not increase as a result of the Company redirecting its supply of cranberries (and the cranberries it intends to purchase from other growers) away from existing independent private label cranberry product processors and into Northland's own processed consumer cranberry products. See "-- Current Business Strategy" above.

    Products in the private label market are typically sold under the label of local supermarket chains or mass merchandisers in direct retail competition with similar branded cranberry products. Typically sold at a price discount to similar branded products, private label parity quality products generally can be more profitable to the supermarket chains or mass merchandisers than similar branded products.

  FRESH CRANBERRIES

    Fresh cranberries are sold seasonally during the fall and winter of each year for retail consumption in connection with the Thanksgiving and Christmas holidays. Although virtually all fresh cranberries are sold in North America, the Company believes, based on its recent experience and industry contacts, that there is significant potential for increasing fresh cranberry sales in Europe and other international markets. Northland believes that sales by Ocean Spray of its branded fresh cranberries accounted for approximately 65% of total 1994 barrels of fresh cranberries sold. According to the CMC, fresh cranberry production as a percentage of total cranberry production has declined from 19% in 1981 (479,600 barrels) to less than 5% in 1994 (249,324 barrels). The Company believes that this decrease has not been a result of declining consumer demand, but rather a result of Ocean Spray's emphasis on directing its limited supply of cranberries to increase its branded cranberry juice product sales volume, rather than its fresh fruit sales. The Company also believes that many of Ocean Spray's member-growers (most of whom own marshes of 40 acres or less) choose not to grow and deliver fresh cranberries because of the added growing, harvesting and processing costs associated with producing fresh cranberries. The Company believes there is an opportunity for it to increase its production and sales of NORTHLAND brand fresh cranberries to help satisfy consumer demand for fresh cranberries above current industry production levels.

    The Company began packaging and selling fresh cranberries in 12-ounce polyurethane bags under its NORTHLAND brand name in the fall of 1993 as its initial step towards directly selling its own value-added cranberry products. The Company has significantly increased its pre-holiday season fresh fruit marketing efforts since 1993 and, despite disappointing fall 1994 harvest results and an abnormally high spoilage rate for its stored cranberries, the Company sold $5.5 million of fresh cranberries during the 1994 holiday season. The Company sold $4.3 million of fresh cranberries during the 1993 Thanksgiving and Christmas seasons. Northland sells its fresh fruit in North American supermarkets primarily through commissioned wholesale produce distributors and brokers and direct to certain retail grocery companies. Northland intends to continue emphasizing this value-added aspect of its business by harvesting, packaging and selling an increasing amount of fresh cranberries over the 1995 holiday season. The Company believes its efforts in this area will be enhanced by its recent hiring of a Branded Products Manager. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Results of Operations."

    Fresh cranberries are harvested with specialized equipment which picks the cranberries off the vine and deposits them into small bins. These pickers may be small walk-behind models or larger rider units, depending on marsh characteristics. Once harvested, the berries are placed in storage crates. The entire process is designed to minimize fruit damage to ensure optimum fruit quality. The fruit is stored in a temperature-controlled facility until needed for packing. The berries are cleaned and sorted for size, color and quality and grading is done with electronic and mechanical devices, as well as by hand. The sorted berries are then packaged in 12-ounce polyurethane bags and shipped direct to food brokers, wholesalers or supermarkets. When compared with processed fruit, the harvesting and handling of fresh fruit is much more labor intensive. Extra personnel are needed both in the field and at the packaging facility.

    The Company supports its fresh fruit sales program through the operation of its 106,000 square foot fruit receiving station and fresh fruit handling and packing facility in Wisconsin Rapids, Wisconsin. Completed in September 1993, the fresh fruit portion of the Wisconsin Rapids facility is capable of cleaning, drying and electronically color sorting incoming fresh fruit. The facility includes three 15,000 square foot humidity controlled coolers to store fresh fruit until packaging and distribution. Due to market demand for fresh packed cranberries, the Company expanded its fresh fruit packing facility in fiscal 1995. The Company also operates a smaller fresh fruit receiving and cleaning facility in Hanson, Massachusetts for its Massachusetts-grown fresh cranberry crop. Once sorted and cleaned, the Company's Massachusetts fresh fruit is shipped to Wisconsin Rapids for processing and distribution. See "-- Properties" below.

  VINES AND WILDHAWK PRODUCTS

    The Company solicits and receives requests from other existing cranberry growers and new growers to purchase various quantities of the Company's high-yielding vine varieties. The Company also has mowed vines for replanting on its internal expansion acreage. Cranberry vines may be cut or "mowed" and then replanted on new or existing acreage to create new or renovated cranberry marshes. Although mowing prevents the harvesting of berries from such acres for that season, the mowed acres grow back and typically produce a modest crop in the year after mowing and a normal crop in the second year after mowing. Typically, an acre of cranberries will yield an average of six to 10 tons of vines for resale or replanting. The Company mowed 59, 70 and 66 acres in fiscal 1995, 1994 and 1993, respectively, and received vine sale proceeds of $713,000, $1.2 million and $1.1 million, respectively. At May 31, 1995, the Company had vine purchase orders from third parties which it believed to be firm for approximately $100,000. The Company believes that the potential for vine sales by it and other growers will continue to be severely limited for the foreseeable future, principally as a result of current regulatory restrictions on the further development of wetlands for cranberry cultivation. However, a potential for limited vine sales exists for use in replanting existing acres or for developing cranberry marshes on non-wetland properties or in foreign countries. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Results of Operations."

    The Company's wholly-owned subsidiary, Wildhawk, is in the business of selling chemicals and fertilizer, as well as providing crop management services, to cranberry growers. During fiscal years 1995, 1994 and 1993, Wildhawk recognized revenues of $701,000, $564,000 and $812,000, respectively. The Company anticipates that Wildhawk sales in fiscal 1996 will continue to generally remain at or around fiscal 1995 levels as a result of the substantial number of Ocean Spray member-growers which continue to buy their chemical and fertilizer products from other suppliers. Wildhawk sales have not had, and are not expected to have, a material impact on the Company's net income. The Company also obtains the chemicals and fertilizer it uses in its own growing operations from Wildhawk. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Results of Operations."

COMPETITION

  GENERAL

    By pursuing its current business strategy, Northland's cranberry juice and other processed cranberry products will compete generally with other beverages and processed consumer fruit products of all kinds, including soft drinks, iced tea, fruit juices and drinks and bottled water, as well as against the branded and private label cranberry products of other national, regional and local cranberry product processors and marketers. Branded products compete against private label products and vice versa.

  RAW CRANBERRIES

    Ocean Spray dominates the raw cranberry market, controlling between approximately 75%-80% of the North American supply of cranberries. Prior to August 31, 1993, Northland sold all of its raw cranberries to Ocean Spray. Since its fall 1993 harvest, the Company has sold substantially all of its cranberries harvested for processing to Pappas and Cliffstar under the Supply Agreements at prices substantially above the prices paid by Ocean Spray to its member-growers. As a result of the Company's intended entry into the processed consumer products market, the Company is currently negotiating contracts to purchase up to approximately 100,000 barrels of cranberries or more annually from other independent growers. With the redirection of its cranberry supply (and the cranberry supply intended to be purchased from other growers) away from Pappas and Cliffstar and into its own products, the Company believes that competition and pricing for raw cranberries within the independent market will increase. The Company will compete in the market for purchasing raw cranberries from other independent growers with other independent cranberry processors. Although Ocean Spray has not accepted new member-growers into its cooperative for several years, the Company could also experience competition for the purchase of raw cranberries from Ocean Spray if Ocean Spray were to begin accepting new growers. See "Risk Factors -- Competition."

  BRANDED CRANBERRY PRODUCTS

    Ocean Spray dominates the branded cranberry products market. Ocean Spray's highly recognizable brand name cranberry products accounted for approximately 60% of all sales of United States cranberry juice products in 1994, based on industry data. The Company fully anticipates that Ocean Spray will react to counter Northland's intended fiscal 1996 limited entry into the branded processed consumer cranberry products market through one or more competitive responses. The Company believes that the primary basis of competition with Ocean Spray will be price, brand name recognition, packaging, promotion, range of product line and reliability of supply. Ocean Spray has significantly more
experience  in  the  branded  processed  consumer  cranberry  products   market,
substantially greater brand name recognition and substantially greater marketing, distribution and financial resources than the Company. The Company intends to compete with Ocean Spray on a limited basis by offering health-conscious consumers a premium cranberry juice line. There can be no assurance that the Company will be able to compete successfully against Ocean Spray even on a limited regional basis or that consumers will perceive the Company's juice products as being of higher quality. See "Risk Factors -- Competition."

  PRIVATE LABEL CRANBERRY PRODUCTS

    The principal competitors in the independent market for private label cranberry juice and sauce products are Pappas and Cliffstar, together with a limited number of other raw cranberry brokers and private label juice processors and marketers. Pappas and Cliffstar will continue to be customers of the Company under the Supply Agreements through the Company's fall 1995 harvest and it is possible that the Company's announced strategy may affect adversely its current business relationships with Pappas and Cliffstar. While the Company has held discussions, and is willing to hold further discussions, about entering into a strategic alliance with Pappas or Cliffstar to jointly enter into the private label cranberry market, based on past discussions with such parties, the Company believes it is unlikely it will be able to enter into an alliance with either Pappas or Cliffstar. If the Company enters into such an alliance with one or more co-packers other than Pappas or Cliffstar, then the Company believes that Pappas and Cliffstar may react to counter Northland or its allied co-packer's private label processed cranberry products through one or more competitive responses. The Company believes that the primary basis of competition will be product availability, price and reliability of supply. Pappas and Cliffstar have substantial experience in the private label fruit juice and private label processed cranberry products markets and have well established processing and bottling facilities, distribution networks and customer bases. Although the Company believes its internal supply of cranberries will provide it with a competitive advantage over Pappas, Cliffstar and other independent cranberry juice processors and marketers, there can be no assurance that it will be successful in directly or indirectly developing, marketing and selling private label cranberry products in competition with those of Pappas, Cliffstar or such independent processors and marketers.

  FRESH CRANBERRIES

    The Company currently competes with Ocean Spray and other independent growers and shippers in the fresh fruit market. Competition is based on price, quality and delivery. Ocean Spray has substantially greater financial and marketing resources than the Company and no assurance can be given that the Company will be able to expand its sale of fresh cranberries.

MARSH OPERATIONS

  GENERAL

    The annual cranberry growing season generally begins in late April to early May when the cranberry vines emerge from their winter dormant status and begin new spring growth. During this period, many cultivation practices are performed to prepare the vines for the coming growing season.

    As the cranberry continues its initial growth through the month of May, the vines typically will develop unopened flowers (referred to as "hooks") along the vine stem. Hooks will typically begin to bloom in mid-June until mid-July. During the bloom period, commercial bee hives are introduced on the marsh to facilitate pollination of the numerous developing cranberry flowers. The first berries typically appear in mid-July.

    When the blossoms begin to drop and form berries, fertilizer is usually applied to ensure a good "set" of berries and to provide for rapid berry growth. The remainder of the growing season is devoted to maturing the fruit and developing reproductive buds for the next year's crop. Bud development typically begins in late-July, with the bud forming on the top of the current year's vine growth.

    Fruit maturation generally begins in August and the crop is usually ready to harvest by the end of September. Harvest methods vary according to the final intended use of the fruit. Processed berries, which are used for juices and sauce, are harvested with a machine called a "beater." The beater has a round reel which rotates in the vines after the bed has been flooded with water. This action knocks the berries off of their vines and the free berries then float to the surface. The floating cranberries are then corralled and sheparded by floating booms on the flooded bed and elevated to waiting trucks for transfer to the on-site berry cleaning facility. After cleaning, the berries are shipped via semi-truck to the processors' receiving stations for grading and freezing or immediate processing.

    Fresh fruit, which is sold directly as whole fruit, is harvested with a variety of picking machines which pick the fruit off the vine in a much gentler fashion to help ensure optimum fruit quality. The berries are then refrigerated and stored in crates for future packing and shipment to the retail consumer market.

    After harvest, preparations are made to help ensure the vines withstand the winter in good condition. The vines now enter dormancy, turning from a green color to a dark red. In November and December, when the first harshly cold weather generally occurs, the Wisconsin marshes are again flooded to form a layer of ice above the dormant vines. This ice protects the vines from harsh cold and dehydration. After a six-12 inch layer of ice has formed, the remaining water underlying the ice is drained to allow the vine to continue to oxygenate. Several floodings during the course of the winter may be necessary to ensure adequate protection. Massachusetts operations are similar in most respects.

    The winter months are a period for equipment repairs and preparations for the next growing season. The only cultivation practice performed during this period is sanding. A producing bed is usually sanded every three to four years with about an inch of sand. The sand is applied directly on the ice with dump trucks and, in the spring, the ice melts and the sand settles under the vines. This practice promotes new reproductive growth by burying and rooting long vegetative growth. Sanding is also an effective means of insect and disease control. Generally, Massachusetts operations conduct sanding during winter flooding periods.

    Each of the Company's properties typically has a marsh manager and one or two assistant marsh managers whose responsibilities include monitoring the crop, deciding on crop management strategies and implementing and supervising the work on a year-round basis. In addition, each marsh is monitored by a marsh coordinator who acts as an intermediary between marsh operations and the Company's corporate office. Each marsh coordinator is generally responsible for the oversight of two or three marshes and provides weekly marsh status reports to corporate office personnel. During the spring, two or three additional part-time workers are generally hired on each marsh. Harvest also requires extra labor to help ensure the crop is harvested before inclement weather begins. Typically six to 10 extra laborers per marsh are used throughout the harvest period, which usually lasts until the end of October.

    In the spring of 1994, the Company completed its five-year internal expansion project involving the planting and development of approximately 455 new cranberry producing acres. The total capitalized cost of this project through March 31, 1995 was $15.8 million (or approximately $35,000 per acre, with additional associated costs to be incurred as a result of the continuing maturation of non-mature planted acres). The Company's expansion acres have all been planted with high-yielding cranberry vine varieties, which have the potential to yield an average of over 200 barrels per acre upon full maturity under favorable growing conditions. Upon full maturity, the Company expects these high-yielding vine varieties to increase its harvest results and its average per acre yields, subject to favorable growing conditions and other agricultural factors. See "-- Agricultural Risks in Production" below. As of March 31, 1995, approximately 71.8% of the Company's total planted acreage was planted with high-yielding vine varieties. The Company believes this initiative has now positioned it to benefit from anticipated increasing internal cranberry production as its expansion planted acreage begins to mature and become productive.

    The Company, through its six-member in-house operations staff, conducts internal and external efforts to increase cranberry yields and berry quality, improve vine durability and longevity. The Company employs an individual with a PhD in horticulture to direct the Company's research and development efforts.

    The Company currently obtains a significant amount of its materials and supplies necessary for growing and cultivating of its own cranberries from resources, including water and sand, located on its own marshes. The Company also expects to continue purchasing substantially all of its fertilizer and pesticides from its Wildhawk subsidiary. The remainder of the Company's raw materials and supplies for growing cranberries are purchased on the open market from various sources. The Company believes it would, if necessary, be able to locate additional and alternative sources for any raw materials and supplies without a material delay or adverse effect on its business.

    Not all of Northland's planted acreage is at full production in any given year. Newly planted vines historically reach full productivity in the sixth harvest after initial spring planting (approximately 5 1/2 years). For the first three harvests after planting, no significant amounts of cranberries can be harvested from newly planted acreage. Newly planted high-yielding vine varieties can generally yield up to 50 barrels per acre in the fourth harvest after planting and up to 150 barrels per acre in the fifth harvest after planting. Thereafter, such hybrid acreage has the potential to average over 200 barrels per acre, depending upon growing conditions and other agricultural factors. Weather conditions and other agricultural factors, however, may affect adversely the development and maturation of newly planted cranberry vines. Additionally, actual yields are subject to significant variation depending upon growing conditions and cultivation practices. The Company believes that the particularly adverse weather conditions experienced in Wisconsin during the past three crop years have slowed by about one year the normal maturation process of its expansion acreage planted before and during such years.

    During fiscal 1995, 22.0% of the Company's planted acreage was not yet fully productive (considering acreage on which vines were mowed as being fully productive). In addition, 3.3% of the Company's fully productive acreage was mowed to produce vine clippings for the Company's own use or for sale to other growers and, therefore, was not harvestable in fiscal 1995. The Company anticipates that an additional approximately 257 new acres should begin to be harvested in crop years 1995 and 1996 (approximately 99 acres in 1995 and 158 acres in 1996).

    The following table shows certain information regarding the Company's cranberry marshes and production for the crop years indicated. The percentages indicated in the table are percentages of the Company's total planted acres for that crop year.

                                                                          CROP YEAR
                          ---------------------------------------------------------------------------------------------------------
                                                                                                                            1990
                                   1994                    1993                    1992                    1991              (13
                               (21 MARSHES)            (18 MARSHES)            (15 MARSHES)            (15 MARSHES)       MARSHES)
                          ----------------------  ----------------------  ----------------------  ----------------------  ---------
Acres newly planted or
 replanted
 (nonproductive)(1).....         54       (2.4  )%       140      (7.1  )%        69      (4.6  )%        76      (5.2  )%       110
Acres mowed
 (nonproductive)(2).....         59       (2.6  )        70       (3.5  )        66       (4.4  )        71       (4.9  )        63
Acres one year old
 (nonproductive)........        158       (7.0  )        69       (3.5  )        74       (4.9  )       110       (7.7  )        45
Acres two years old
 (nonproductive)........         99       (4.4  )        74       (3.7  )       110       (7.3  )        67       (4.7  )       142
Acres three years old
 (minimally
 productive)............         74       (3.3  )       110       (5.6  )        67       (4.5  )       151      (10.6  )        46
Acres four years old
 (partially
 productive)............        110       (4.9  )        67       (3.4  )       151      (10.1  )        54       (3.8  )        86
Acres five years old
 (fully productive).....      1,703      (75.4  )     1,452      (73.2  )       963      (64.2  )       904      (63.1  )       742
                          ---------  -----------  ---------  -----------  ---------  -----------  ---------  -----------  ---------
    Total planted
     acres..............      2,257     (100.0  )%     1,982    (100.0  )%     1,500    (100.0  )%     1,433    (100.0  )%     1,234
                          ---------  -----------  ---------  -----------  ---------  -----------  ---------  -----------  ---------
                          ---------  -----------  ---------  -----------  ---------  -----------  ---------  -----------  ---------
    Total acres
     harvested (3)            1,813                   1,519                   1,114                     958                     828
    Total barrels of
     production.........    254,000                 192,000                 130,000                 167,000                 124,000
Average gross barrel
 yield per harvested
 acre (3)...............        140                     126                     117                     174                     150
Average barrel yield per
 harvested acre
 including crop
 insurance equivalent
 barrels (4)............        149                     137                     156                     186                     188



                                                1989                    1988
                                            (11 MARSHES)            (9 MARSHES)
                                       ----------------------  ----------------------
Acres newly planted or
 replanted
 (nonproductive)(1).....       (8.9  )%        45      (5.1  )%        15      (2.3  )%
Acres mowed
 (nonproductive)(2).....       (5.1  )        27       (3.1  )        15       (2.3  )
Acres one year old
 (nonproductive)........       (3.7  )        32       (3.7  )         4       (0.6  )
Acres two years old
 (nonproductive)........      (11.5  )        42       (4.8  )         7       (1.0  )
Acres three years old
 (minimally
 productive)............       (3.7  )        56       (6.4  )        15       (2.3  )
Acres four years old
 (partially
 productive)............       (7.0  )         9       (1.1  )        34       (5.1  )
Acres five years old
 (fully productive).....      (60.1  )       658      (75.8  )       570      (86.4  )
                          -----------  ---------  -----------  ---------  -----------
    Total planted
     acres..............     (100.0  )%       869    (100.0  )%       660    (100.0  )%
                          -----------  ---------  -----------  ---------  -----------
                          -----------  ---------  -----------  ---------  -----------
    Total acres
     harvested (3)                           668                     604
    Total barrels of
     production.........                 121,000                 110,000
Average gross barrel
 yield per harvested
 acre (3)...............                     181                     182
Average barrel yield per
 harvested acre
 including crop
 insurance equivalent
 barrels (4)............                     209                     195

- ----------------------------------------
(1) Subsequent to the 1993 crop year, the Company planted 40 new acres of cranberries in Wisconsin and abandoned 52 marginally-productive acres on its Nantucket marshes.
(2)  Only nonproductive in year mowed.
(3) Includes only acres which are at least four years old and which have not otherwise been mowed.
(4)  In  crop years 1994, 1993,  1992, 1991, 1990, 1989  and 1988 crop insurance proceeds approximated 15,926,  15,546, 43,432, 11,357,  30,084, 18,866  and
     7,834 equivalent barrels, respectively, based on the net per barrel proceeds received by the Company in each crop year.

The data indicated in the table above reflects the significant adverse impact that poor weather conditions have had on the Company's yields per acre over the past three crop years, and the decreasing offsetting benefits received in the last two crop years from the Company's policies of crop insurance. Such adverse weather has generally slowed the maturing of the Company's expansion acres by about one growing season. Although strictly dependent upon weather and other growing conditions, there can be no assurance that the trend of poor weather conditions will not continue. See "-- Marsh Operations; Agricultural Risks in Production" and "-- Marsh Operations; Crop Insurance" below for changes in the Company's crop insurance coverage which began in the 1994 crop year. See also "Risk Factors -- Agricultural Factors; Crop Insurance."

  AGRICULTURAL RISKS IN PRODUCTION

    GENERAL. Cranberries are typically grown on marshes containing one acre or larger earthen structures called "bogs" or "beds," surrounded by dikes, ditches and water storage areas, all of which are connected to an irrigation system. This integrated water management unit is used to (i) irrigate the cranberry bogs for protection against freezing temperatures and to maintain the correct soil and plant moisture requirements and (ii) either flood the cranberry bogs for harvesting or cover the cranberry bogs with six to 12 inches of ice during the winter to provide dormant vine protection. Due to these water requirements, a cranberry bed often includes extensive supporting acreage of wetlands, ponds and uplands, as well as the cultivated beds themselves. The Company has almost 20,000 acres supporting its planted acreage.

    GENERAL WEATHER CONDITIONS. Unseasonably low temperatures and excessive precipitation can adversely affect the production of a cranberry marsh. Unseasonably low temperatures reduce the amount of solar heat received by vines. This may result in inadequate "setting" of flowers into berries and lead to the production of smaller berries. In addition, low temperatures requiring sprinkling to counter frost, together with prolonged periods of rainfall, could result in excess watering inhibiting root development, plant nutrition and increasing the likelihood of disease. Adverse general weather conditions over the past three growing seasons have reduced significantly the Company's harvest results.

    AVAILABILITY OF WATER. An extensive, secure source of water is required for the operation of a cranberry marsh because of the large quantities of water needed throughout the year for irrigating, frost protecting and flooding the bogs. The Company's marshes contain small lakes, streams and hundreds of acres of marsh and swamplands from which water can be drawn or pumped. The marshes contain irrigation and pumping systems which connect the bogs to the sources of water. The water supply has historically been adequate for the Company's needs, including the near drought conditions in Wisconsin during the summer of 1988 (although Northland's crop was adversely affected by heat and other factors associated with these conditions), and the Company believes that its water supply will continue to be adequate in future years. However, factors or events beyond the control of the Company, such as the contamination of all or a portion of the water supply, increased demands for water due to development of surrounding properties and additional or more severe extended periods of drought, could result in a shortage of water to the Company's marshes. Such water shortages could result in decreased yields or damage to or even loss of many of the affected marsh's cranberry vines.

    PEST MANAGEMENT. In 1989, the Company instituted an integrated pest management ("IPM") program in an effort to monitor disease, insects and weed populations which are detrimental to the cranberry crop. Prior to 1989, the Company principally relied on scheduled applications of pesticides to control insects and fungus. The IPM program involves extensive monitoring of the cranberry bogs so that pesticides are only applied in measured quantities when crop diseases or pest populations are at a point of doing significant damage to the crop, rather than systematically applying pesticides at regular intervals. The Company believes that the IPM program has significantly reduced the volume of pesticides applied to the Company's cranberry bogs. In addition, the Company is experimenting with biological methods of pest control. All pesticides applied by the Company are approved by the United States Environmental Protection Agency, the Wisconsin Department of Agriculture and the Massachusetts Department of Food and Agriculture.

    The Company's marshes currently do not suffer from any material adverse effects relating to crop diseases, insects or other pests.

    FROST. All of the Company's bogs are equipped with a sprinkler and pump system which is used for irrigation purposes to maintain proper soil and plant moisture levels. In addition, since the bogs are located in low-lying areas particularly susceptible to frosts throughout the growing season, the sprinkler systems are also used to spray the cranberry vines with a fine mist when there is a danger of frost. If a severe frost occurs prior to harvest, the bogs are flooded to cover the vines completely with water. Nevertheless, because of the potential for inadequate warnings, diesel engine or electrical power failures, human error, unexpected frost severity or lack of time and manpower, frost damage to the berries and/or vines may occur. In such an event, the affected marsh may be subject to a partial or complete loss of its annual crop and even permanent damage to its vines, regardless of the precautions the Company employs.

    HAIL DAMAGE. Depending on the annual growth stage of the cranberry, hail damage can seriously affect the production of a cranberry marsh. Vines are most susceptible to damage from blossom (June) to harvest (October). Measures to remedy hail damage utilized by the Company include fungicide applications to prevent fruit rot and fertilizer applications to revitalize damaged vines. Hail damage has historically only affected the Company's Wisconsin marshes.

  CROP INSURANCE

    The Company maintains federally-subsidized multi-peril crop insurance coverage for all of its marshes. Such policies insure against unavoidable loss of production resulting from adverse weather conditions (including hail), fire, insects, plant disease, wildlife, human tampering and malicious damage to the bogs and the failure of an irrigation system water supply due to an unavoidable cause. Each of the multi-peril policies has coverage periods of 12 months and insures up to 75%, the maximum coverage currently available, of the previous 10 years' average crop yield on the covered marsh's insured acreage at an effective rate for fiscal 1995 of $55 per barrel of insured lost production (rather than the price which could have been received by actually harvesting and delivering or selling such barrel). These reimbursement rates do not and will not take into account or cover the anticipated higher per barrel proceeds which the Company may achieve by selling its cranberries as fresh fruit or as branded or private label juice products, nor do these insurance policies cover destruction or spoilage of the Company's crop after its harvest. For example, these policies did not insure the Company against the losses it incurred from the abnormally high percentage of spoilage of its stored cranberries which the Company experienced last fiscal year.

INTERNATIONAL INITIATIVE

    In May 1993, Northland planted approximately 7.5 acres with 21 tons of its various high-yielding cranberry vine varieties on acidic peat bogs in Ireland. The bogs are controlled by Bord na Mona, an Irish state-owned enterprise. Bord na Mona provided the land and the labor to construct the bogs and provides daily on-site bog management for the project. Northland provides construction and equipment design supervision and crop management services for the project. If the project is ultimately successful, Northland and Bord na Mona have the option to enter into a joint venture to develop a minimum of 500 additional acres of cranberry beds, plus additional supporting acreage. While current indications are that the planted vines will successfully sustain cranberry growth, it still is too early in the maturation process to judge the potential yield capabilities (if any) of these vines. Due to the length of time for cranberry beds to mature, the Company does not anticipate that the project will have any material impact on the Company, if at all, until at least fiscal 1997 when a determination may be made to develop additional acres. Even if a determination is then made to develop additional acreage, it would be at least four years from the date of planting before the Company could begin realizing revenues from cranberry sales from such plantings. There can be no assurances that this project will be successful.

TRADEMARK AND FORMULAE

    The Company owns the NORTHLAND-Registered Trademark- trademark, which is registered in the United States Patent and Trademark Office. The NORTHLAND trademark is important to the Company in the sale of its branded fresh cranberries. As the Company introduces NORTHLAND brand processed consumer cranberry products, the NORTHLAND trademark is expected to become an even more important franchise right of the Company. Upon development of its processed consumer cranberry product formulae, such formulae are expected to be protectable as trade secrets of the Company. The Company intends to take appropriate measures, such as entering into confidentiality agreements with its co-packers and certain employees, to maintain the secrecy and proprietary nature of its formulae.

EMPLOYEES

    As of May 31, 1995, the Company had 99 full-time employees. The Company also hired 112 additional part-time workers during the 1994 summer crop cultivation season, and an additional 229 part-time workers for the 1994 crop harvesting season. In addition to the part-time employees hired for cultivating and harvesting cranberries, the Company hired 178 part-time employees to operate the Company's cranberry processing and packaging facility from September through December 1994. None of the Company's employees are unionized. The Company believes its relationship with its employees is very good.

    The Company believes that its entry into the processed consumer cranberry products market will require the hiring over the next several years of between three to four additional marketing and sales personnel, including a Private Label Products Manager, and an additional six accounting and administrative personnel. See "Risk Factors -- Dependence Upon Key Personnel; Management Additions."

LITIGATION

    From time to time the Company is involved in litigation relating to claims arising from its operation in the normal course of business or otherwise. As of the date of this Prospectus, the Company is not a party to any legal proceedings, the adverse outcome of which individually or in the aggregate, in the Company's opinion, would have a material adverse effect on the Company's results of operations or financial condition.

    The Company believes that its entry into the consumer cranberry products market will increase the likelihood that it may become subject from time to time in the ordinary course of business to potential product liability or similar claims. The Company believes it has obtained adequate insurance coverage against most such types of anticipated potential claims.

REGULATION

  ENVIRONMENTAL REGULATION

    Temperate wetlands indigenous to certain parts of North America are the traditional preferred growing habitat for cranberries due to the weather conditions, acidic peat-based soil and the extensive water availability needed for successfully cultivating cranberries. In the United States, wetlands are regulated primarily by the Clean Water Act and the 1989 regulations on wetlands published jointly by the United States Departments of Interior and Agriculture, the United States Army Corps of Engineers and the United States Environmental Protection Agency ("EPA"). The primary goal of these regulations is to ensure that there will be "no net loss" of wetlands in the United States. To obtain permits to create new cranberry bogs, cranberry growers and other developers are generally required by the Army Corps of Engineers to restore the functional values of disturbed wetland acreage in an amount equal to at least 100% of the acreage intended for the development of new cranberry bogs, depending on the type of wetland impacted. As a result of these current laws, it is unlikely the Company, or any other cranberry growers or other developers in the United States will be able to cost-effectively secure additional permits for further significant cranberry marsh development or expansion of wetland properties (although the Company and other growers or developers may renovate existing developed wetlands acreage from time to time and replant older cranberry vine varieties with higher-yielding vine varieties). The Government of Canada, as well as most of Canada's provinces, also have a "no net loss" policy on wetland conservation, although the impact of such policy on the commercial development of wetlands for cranberry production is uncertain.

    On May 16, 1995, the United States House of Representatives passed H.R. 961, a bill which, if enacted, would significantly reduce and/or eliminate federal regulatory protection of United States wetlands. The bill provides for an entirely new system of wetlands classification under which the level of federal regulation would vary in accordance with the deemed ecological value of the area. The bill also substantially expands the list of activities which are exempt from wetlands permit requirements, some of which relate to cranberry growing. According to the United States Department of Interior, the bill would eliminate federal regulatory protection for up to 50% of the United States wetlands and reduce or eliminate such regulations on 80% of the remaining acreage. The Company is unable to predict the likelihood of enactment of the legislation, what form the proposed legislation may finally take or, because of the significant state regulations governing the development of wetlands, what impact the new bill will have on the ability to develop new cranberry bogs. If the bill is enacted in a manner which would materially ease restrictions on the development of cranberry bogs, it could lead to an increase in long-term cranberry supply which, if not exceeded by demand, could have a depressing effect on the proceeds per barrel recognized by the Company. See "Risk Factors--Cranberry Market; Supply and Demand."

    The State of Wisconsin has statutory water quality standards which must be satisfied before a permit may be issued to develop wetland property in the state. The proponent of the wetland development must show that the development will not have a significant adverse impact on the functional values or water quality of the affected wetlands and will not have other significant adverse environmental consequences. Only then will development of the wetland be allowed. The Company believes these statutory standards make it extremely difficult to obtain a permit to plant new cranberry acreage on wetland properties in Wisconsin. Massachusetts has substantially similar water quality standards limiting the development of wetlands in Massachusetts.

    As a distributor of fertilizer, pesticides and other chemical products, Wildhawk is subject to various federal, state and local licensing and reporting requirements and regulations. None of such requirements and regulations currently has a material effect on the Company's (or Wildhawk's) capital expenditures, results of operations or competitive position.

    All pesticides used in the cultivation of cranberries are subject to re-registration and relabeling requirements with the EPA to meet certain worker protection standards. Under the EPA's regulations, prior to April 1, 1995, all such pesticides had to be relabeled, restricted entry intervals will be required and new warnings, both written and oral, must be added to current directives. EPA regulations also provide for decontamination sites, employee training, cleaning and maintenance of personal protective equipment, emergency assistance, and safety posters of specific pesticide information. The Company believes that it is in material compliance with all current regulations.

    As a result of the significantly more expansive testing and research data now required by the EPA to relabel pesticides for particular uses, the Company anticipates that the manufacturers of certain pesticides may determine from a cost-benefit perspective not to pursue relabeling such products for use on cranberries. Although the Company believes it might be able to obtain a so-called "local need" permit from the State of Wisconsin to allow continued use on its Wisconsin marshes of certain important pesticides which are not relabeled by the EPA for use on cranberries, there can be no assurance that certain important pesticides will not be determined ineligible for use in cultivating cranberries, which could consequently reduce per acre yields.

    Three of the Company's Wisconsin marshes are the subject of various types of activities intended to remediate ground and/or water contamination caused by previously removed underground storage tanks used by the prior owners of such properties. All of such circumstances have been reported to the appropriate state regulatory agencies and are subject to state supervised remediation plans. Based on information available as of May 31, 1995, the Company believes a substantial portion of the aggregate costs of such remedial activities will be covered by state reimbursement funds or indemnification claims against the properties' prior owners and that resulting liabilities incurred by the Company will not be material.

    Other than as set forth above, the Company does not expect existing federal, state or local environmental legislation to have a material effect on its capital expenditures, results of operations or competitive position.

  OTHER REGULATORY MATTERS

    In 1937, Congress enacted the Agricultural Marketing Agreement Act which permitted producers to establish, under a limited federal antitrust exemption, federal marketing orders which determine the volume of agricultural product allowed to reach the market in a given season, the rate of product flow to the market and the minimum quality standards for the product. Under the provision of the Agricultural Marketing Agreement Act, a Cranberry Marketing Order was adopted in 1974. This order established the CMC, which is charged with developing a marketing policy by March 1 of each year and making recommendations concerning the allowable supply of cranberries for such year. The CMC is comprised of eight members serving for two-year terms. As of March 31, 1995, four Ocean Spray representatives, three independent processor representatives and one representative chosen from the public at large were serving on the CMC.

    If two-thirds of the members of the CMC determine that the supply and demand of cranberries will result in unstable market conditions for the forthcoming crop year, the CMC can recommend that the Secretary of Agriculture implement a domestic grower allocation program pursuant to the Cranberry Marketing Order. The provisions available for such implementation permit the Secretary to regulate the amount of cranberries which "handlers," such as Ocean Spray, Cliffstar and Pappas, can accept from growers for domestic marketing. The CMC has never recommended that the Secretary implement an allocation program. However, similar provisions in effect prior to 1974 enabling the Secretary to limit the marketing of cranberries were implemented on several occasions, most recently in 1971. The CMC's jurisdiction is limited to areas within the United States. Therefore the Company believes that implementation of a Cranberry Marketing Order would not affect Canadian cranberry production or international cranberry sales.

    The CMC, at its March 1, 1995 meeting, determined that a grower allocation program would not be warranted based on projections of cranberry production, acreage, utilization and inventories, which the Company believes indicates that cranberry supply should not exceed demand for the 1995 growing season. However, there can be no assurance that the CMC will not change its recommendation for 1995 or determine that the supply of cranberries will exceed demand in future years, and that, therefore, limitations on the amount of cranberries produced and allotments on growers would be imposed. If such limitations or allotments are imposed on growers, they could have a material adverse effect on the Company's results of operations and financial condition. See "Risk Factors-- Regulation."

  CRANBERRY PRODUCT REGULATION

    The production, labeling, marketing and distribution of the Company's fresh cranberries and planned processed cranberry consumer products are and will be subject to the rules and regulations of various federal, state and local food and health agencies, including the Food and Drug Administration, the Department of Agriculture, the Federal Trade Commission and the Environmental Protection Agency. The principal federal laws that regulate the Company's fresh cranberry business and will regulate its planned processed cranberry products business include: (i) the Food, Drug and Cosmetic Act of 1938, which ensures that foods and beverages are produced under sanitary conditions and are properly labeled;
(ii) the Federal Insecticide, Fungicide and Rodenticide Act, which ensures that pesticides used on food and beverage ingredients are registered with and approved by the Environmental Protection Agency; (iii) the Fair Packaging and Labeling Act, which regulates trade practices and requires that consumers receive information regarding the quality and value of products; (iv) the National Label Education Act, which regulates information which must be included in food and beverage labels; and (v) the Federal Trade Commission Act, which regulates methods of competition, advertising and trade practices. The Company believes it has and will be able to comply in all material respects with such rules, regulations and laws, although there can be no assurance that future compliance with such rules, regulations and laws will not have a material adverse affect on the Company's results of operations and financial condition.

PROPERTIES

    The Company owns its corporate offices in Wisconsin Rapids, Wisconsin which consist of 12,300 square feet of office space on five acres of land. The Company recently completed a 4,300 square foot expansion of its offices at a cost of approximately $500,000. The Company also owns a 5,700 square foot building in Wisconsin Rapids which is used by certain members of its administrative and operational staff.

    The Company owns a 106,000 square foot receiving station and fresh fruit packaging facility on 40 acres in Wisconsin Rapids. The facility is used to clean and store the Company's processed cranberries. The facility is also used to clean, store, sort and package the Company's fresh fruit. The facility includes a 30,000 square foot cranberry receiving station and fresh fruit packaging operation,

31,000 square feet of freezer warehousing and 45,000 square feet of refrigerated storage. The Company leases the 31,000 square foot freezer to a general storage company on a long-term lease arrangement. The lessee also provides the refrigeration services necessary to maintain the refrigerated storage portion of the facility for the Company. In fiscal 1995, the Company completed the expansion of its receiving and packaging plant to accommodate additional fresh fruit production.

    In June 1995, the Company began the construction of a 16,300 square foot juice concentrating facility addition to the Company's current plant site in Wisconsin Rapids. It is anticipated that the juice concentrating facility, which will provide Northland with the capacity to concentrate over 400,000 barrels annually, will be completed by May 1996 at a total cost of approximately $4.5 million. There can be no assurance that the Company will not experience additional start-up costs and delays in being able to concentrate cranberries.

    The Company owns a 49,000 square foot cranberry receiving station and freezer facility located on a seven-acre parcel of land adjacent to the Hanson Division bogs. This facility is used for the storage and maintenance of the Company's Massachusetts cranberry crop.

    The following table sets forth specific information about each of the Company's 21 cranberry marshes as of May 31, 1995. All of the Company's marshes are owned in fee simple or leased as indicated below, subject to mortgages (except for its Fifield, Nantucket and Hills Division marshes). All of the Company's marshes have storage buildings and repair shops for machinery, trucks and harvest and irrigation equipment maintained at the marshes. Each of the Company's marshes has a house or houses on site or in close proximity to the site which serve as the marsh manager's residence and most of the Company's marshes also have residences for assistant marsh managers.

                                                                                    MAY 31, 1995           CALENDAR
                                                                             ---------------------------     YEAR
                                                                             APPROXIMATE    APPROXIMATE   ACQUIRED OR
MARSH DIVISION NAME AND LOCATION                                             MARSH ACRES   PLANTED ACRES    LEASED
- ---------------------------------------------------------------------------  ------------  -------------  -----------
Associates Division, Jackson County, Wisconsin.............................        3,400            86          1983
Meadow Valley Division, Jackson County, Wisconsin..........................        2,150            76          1984
Fifield Division, Price County, Wisconsin..................................        2,460           196          1985
Three Lakes Division, Oneida County, Wisconsin.............................        1,542            82          1985
Chittamo Division, Douglas and Washburn Counties, Wisconsin................          620            55          1985
Biron Division, Wood County, Wisconsin.....................................          473           213          1987
Warrens Division, Monroe County, Wisconsin.................................          160            63          1987
Trego Division, Washburn County, Wisconsin.................................        1,715            96          1988
Gordon Division, Douglas County, Wisconsin.................................          880           149          1988
Mather Division, Juneau County, Wisconsin..................................        2,500           148          1989
Nekoosa Division, Wood County, Wisconsin...................................          463            43          1989
Nantucket Division (two marshes), Nantucket County, Massachusetts
 (leased)..................................................................          737           211          1990
Crawford Creek Division (two marshes), Jackson County, Wisconsin...........          304           135          1991
Hills Division, Jackson County, Wisconsin (leased).........................          465            70          1991
Hanson Division (two marshes), Plymouth County, Massachusetts..............        2,025           348          1993
Yellow River (three marshes), Wood and Juneau Counties, Wisconsin..........        1,820           286          1994
                                                                             ------------        -----
    Total..................................................................       21,714         2,257
                                                                             ------------        -----
                                                                             ------------        -----

    All of the Company's foregoing current facilities are suitable and adequate for the Company's existing needs, except that, depending upon the extent of crop purchases effected by the Company and its own harvest results, the Company may determine to rent additional refrigerated or freezer crop storage capacity. The Company is a Wisconsin corporation with its headquarters located at 800 First Avenue South, Wisconsin Rapids, Wisconsin 54494.

    On September 13, 1993, the Company entered into an interim lease with United Cape Cod Cranberry Limited Partnership ("UCCC") pursuant to which the Company conditionally agreed to acquire two cranberry bogs in Hanson, Massachusetts covering approximately 2,025 acres, with approximately 348 planted acres and a 49,000 square foot cranberry receiving station and freezer adjacent to the bogs. The acquisition was contingent upon UCCC obtaining a court approved agreement with the United States EPA to release certain of the acreage subject to acquisition from ongoing litigation instituted by the EPA alleging noncompliance with wetlands regulations in the construction and development of such acreage by a prior owner. Pending such a court approved agreement with the EPA, the Company agreed to lease the bogs and associated assets. The agreement with the EPA and UCCC was signed on January 11, 1995. As a result of that agreement, the Company agreed to surrender 286.2 acres of the total 2,025 acres of the acquired bogs for the following purposes: (i) 12.6 acres of previously abandoned bog will revert naturally back to wetlands; (ii) 264 acres of unspoiled cedar swamp were preserved as conservation land for the creation of a wildlife sanctuary; and
(iii) a wetland restoration/creation project will affect 26 acres of support and bog land located on Bog 18. The Company completed the acquisition of the Hanson bogs on June 7, 1995.

    The Company also entered into an agreement with UCCC and its bank to acquire a 47-acre cranberry bog adjacent to the Hanson marshes (herein called "Bog 9"), contingent upon the issuance of a final written determination by the Massachusetts Department of Environmental Protection that the hazardous substances previously identified on Bog 9 have been remediated in accordance with Massachusetts law. The purchase price for Bog 9 is $1.6 million. The acquisition agreement will terminate on the earlier of five years from the date thereof or the date on which the Company purchases Bog 9 pursuant to such agreement.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Each of the current directors and executive officers of the Company is identified below together with information as of May 31, 1995 with respect to each person's age, current position with the Company and a brief description of their business experience for at least the past five years. The Company's 1995 annual meeting of shareholders is scheduled to be held on August 18, 1995 and all of the currently serving directors indicated in the table below are being nominated by the Board of Directors for re-election by the shareholders at the annual meeting. The record date for the annual meeting is June 29, 1995 and the purchasers of the shares of Class A Common Stock offered hereby will not be eligible to vote such purchased shares at the shareholders meeting.

        NAME           AGE                    CURRENT POSITION
- ---------------------  ---  ----------------------------------------------------
John Swendrowski       47   President, Chief Executive Officer and Director
Robert E. Hawk         40   Vice President - Sales, Marketing and Special
                             Projects, President of Wildhawk, Inc. and Director
John A. Pazurek        46   Vice President - Finance and Treasurer
Gerald J. Bach         52   Vice President - Manufacturing
David J. Lukas         53   Vice President - Human Resources and Corporate
                             Counsel
William J. Haddow      47   Vice President - Purchasing and Transportation
John S. Wilson         45   Vice President - East Coast Operations
John B. Stauner        33   Vice President - Operations
LeRoy J. Miles         60   Secretary and Director
Patrick F. Brennan     63   Director
Jeffrey J. Jones       42   Director
John C. Seramur        53   Director
Jerold D. Kaminski     38   Director

    Mr. Swendrowski founded the Company and assumed his current positions in May 1987. Prior to forming the Company, Mr. Swendrowski was the organizer and syndicator of investment interests, and a general partner, in each of the five limited partnerships which were combined into the Company as part of its initial public stock offering in August 1987.

    Mr. Hawk was appointed Vice President - Sales, Marketing and Special Projects in January 1993. Prior thereto he served as Vice President - Operations for four years. Prior to joining the Company in January 1989, Mr. Hawk served as the President, Treasurer and sole shareholder of Wildhawk, Inc. from its inception in August 1983 until the Company acquired Wildhawk, Inc. in January 1989.

    Mr. Pazurek is a certified public accountant and joined the Company as Controller and Principal Accounting Officer at its inception in May 1987. In May 1990, Mr. Pazurek was promoted to Vice President - Finance and in August 1993 he was promoted to Treasurer. Prior to joining the Company, Mr. Pazurek was a senior staff accountant with the Wisconsin Rapids, Wisconsin certified public accounting firm of Keller & Yoder from 1983 to 1987.

    Mr. Bach was appointed Vice President - Manufacturing in January 1995. Prior thereto, he served as Vice President - Operations for over two years. Prior to joining the Company in December 1992, Mr. Bach served as Receiving Station Manager and field representative for Ocean Spray for eight years.

    Mr. Lukas joined the Company on April 1, 1992. Prior thereto, he practiced law with the Wisconsin Rapids, Wisconsin law firm of Lukas & Panek and its predecessors for over 21 years.

    Mr. Haddow was promoted to his current position in May 1993. Prior thereto, he served as Assistant Vice President - Purchasing for four years. Prior to joining the Company in 1989, Mr. Haddow was a sales representative for a midwest trucking service.

    Mr. Wilson joined the Company in October 1993 and was promoted to Vice President - East Coast Operations in May 1994. Prior thereto, he served as Manager - Grower Services at Ocean Spray in Lakeville, Massachusetts from 1988.

    Mr. Stauner was promoted to Vice President - Operations in May 1995. Prior thereto, he served as Assistant Vice President of Operations since the Company's inception in May 1987.

    Mr. Miles has been an executive officer of the Company since its inception in May 1987. Effective December 31, 1994, Mr. Miles retired as the Company's Executive Vice President.

    Mr. Brennan has been President and Chief Executive Officer of Consolidated Papers, Inc., a manufacturer of coated printer paper, located in Wisconsin Rapids, Wisconsin, since October 1993. Prior thereto, he served as President and Chief Operating Officer for five years, Executive Vice President for over one year and Corporate Vice President for three years. He has served as a director of Consolidated Papers, Inc. since February 1987. Mr. Brennan has been a director of Betz Laboratories, Inc., Trevose, Pennsylvania, a manufacturer of specialty chemicals, since December 1992.

    Mr. Jones has been a partner in the law firm of Foley & Lardner, Milwaukee, Wisconsin, since January 1987, and has been associated with such firm since 1978. Foley & Lardner has been the Company's general legal counsel since the Company's formation and served as general legal counsel to the Company's predecessor limited partnerships.

    Mr. Seramur has been President and Chief Executive Officer of First Financial Bank, FSB, a savings bank holding company, located in Stevens Point, Wisconsin, since 1977 and a director thereof since 1966. He has also been the President and a director of First Financial Corporation, a subsidiary of First Financial Bank, since its formation in 1983.

    Mr. Kaminski has been the Director of Marketing for the Food Service Division of General Mills Corporation, since September 1993. Prior thereto, Mr. Kaminski served as Marketing Director of the Goldmedal Division of General Mills Corporation from September 1991 to September 1993 and as Marketing Manager of the Goldmedal Division of General Mills Corporation from February 1989 to September 1991.

    Lawrence R. Kem, a director of the Company since its inception in May 1987, retired from the Board of Directors on May 17, 1995 and is not listed in the table above. Mr. Kem decided to retire from the Board as a result of being unable to fulfill his obligations as a director because of other personal obligations.

    The executive officers of the Company are generally elected annually by the Board of Directors after the annual meeting of shareholders. Each executive officer holds office until his successor has been duly qualified and elected or until his earlier death, resignation or removal. As a result of the Company's change of fiscal year end from March 31 to August 31, the Company's next annual shareholders meeting, after its scheduled August 18, 1995 annual meeting, is not expected to be held until January 1997.

EXECUTIVE COMPENSATION

    The following table sets forth certain information concerning compensation paid by the Company for its last three fiscal years to the Company's Chief Executive Officer and certain other executive officers of the Company, including all those who earned over $100,000 in fiscal 1995. The persons named in the table below are hereinafter sometimes referred to as the "named executive officers."

                           SUMMARY COMPENSATION TABLE

                                                                                STOCK
                                                     ANNUAL COMPENSATION       OPTION
                                         FISCAL    ------------------------    GRANTS        ALL OTHER
     NAME AND PRINCIPAL POSITIONS         YEAR       SALARY        BONUS      (SHARES)    COMPENSATION (1)
- --------------------------------------  ---------  -----------  -----------  -----------  ----------------
John Swendrowski                             1995  $   300,000  $         0       8,000      $        0
 President and Chief                         1994      275,000      135,250           0               0
 Executive Officer                           1993      250,000      125,000      20,000               0
Robert E. Hawk                               1995      108,000            0       4,000               0
 Vice President - Sales,                     1994      100,000       31,000           0          75,000
 Marketing and Special Projects              1993       90,000       21,951       5,000          75,000
John A. Pazurek                              1995       83,000            0       4,000               0
 Vice President - Finance and                1994       70,000       21,700           0               0
 Treasurer                                   1993       62,500       15,000       5,000               0

- ------------------------
(1) Amounts set forth represent payments to Mr. Hawk under his noncompetition agreement with the Company entered into in connection with the Company's January 1989 acquisition of Wildhawk. Such agreement expired in January 1994.

    As a result of the Company's disappointing fiscal 1995 financial results, no bonuses were paid to the Company's executive officers and annual base salary raises were limited to only reflect inflation and growth of individual responsibilities.

STOCK OPTIONS UNDER EXISTING PLANS

    The Company maintains both a 1987 Stock Option Plan ("1987 Plan") and a 1989 Stock Option Plan ("1989 Plan") permitting the grant of stock options to purchase shares of Class A Common Stock to key employees, including executive officers of the Company and, in the case of the 1989 Plan, nonemployee directors. The maximum number of shares of Class A Common Stock for which options could have been granted under the 1987 Plan and 1989 Plan was 137,500 and 300,000, respectively. As of May 31, 1995, an aggregate of 372,143 shares were subject to issuance upon the exercise of stock options granted under the 1987 Plan and 1989 Plan. As a result of the expired availability of shares available for option grants under the 1987 Plan and the limited availability of shares to support additional stock option grants under the 1989 Plan, on May 17, 1995 the Board of Directors adopted a 1995 Stock Option Plan (the "1995 Plan"), subject to approval by the Company's shareholders at the Company's next annual meeting scheduled for August 18, 1995. See "-- Proposed 1995 Stock Option Plan" below. As indicated above, the record date for such annual meeting is June 29, 1995 and the purchasers of the Class A Common Stock offered hereby will not be eligible to vote such purchased shares at the meeting. The 1987 Plan and the 1989 Plan are, and if approved by the Company's shareholders the 1995 Plan will be, administered by the Compensation and Stock Option Committee of the Board of Directors, consisting of Messrs. Seramur (Chairman), Jones and Brennan.

    The following table sets forth information concerning the grant of stock options during fiscal 1995 to the named executive officers.

                       OPTION GRANTS IN 1995 FISCAL YEAR

                                                                                        POTENTIAL REALIZABLE
                                                                                          VALUE AT ASSUMED
                                                                                          ANNUAL RATES OF
                                       PERCENTAGE OF                                        STOCK PRICE
                          SHARES       TOTAL OPTIONS                                        APPRECIATION
                        UNDERLYING    GRANTED TO ALL     EXERCISE                       FOR OPTION TERM (3)
                          OPTIONS      EMPLOYEES IN      PRICE (2)      EXPIRATION     ----------------------
         NAME           GRANTED (1)  1995 FISCAL YEAR   (PER SHARE)        DATE           5%          10%
- ----------------------  -----------  -----------------  -----------  ----------------  ---------  -----------
John Swendrowski             8,000           17.4%       $   17.50       May 19, 2004  $  71,760  $   197,200
Robert E. Hawk               4,000            8.7%           17.50       May 19, 2004     35,880       98,600
John A. Pazurek              4,000            8.7%           17.50       May 19, 2004     35,880       98,600

- ------------------------
(1) The options reflected in the table are nonqualified stock options under the Internal Revenue Code and were granted on May 19, 1994. The exercise price of each option granted was equal to 100% of the fair market value of the Class A shares on the date of grant. Although options may be granted under the Company's 1989 Stock Option Plan at not less than 85% of the fair market value of a Class A share on the date of grant, the Committee has never granted options having an exercise price of less than 100% of the fair market value of the Class A shares on the option grant date. The options granted to the named executive officers above vested immediately upon grant and must be exercised prior to 10 years after the date of grant.

(2) The exercise price of options may be paid in cash, by delivering previously issued Class A shares or any combination thereof.

(3) The potential realizable values set forth under the columns represent the difference between the stated option exercise price and the market value of the Class A Common Stock based on certain assumed rates of stock price appreciation and assuming that the options are exercised on their stated expiration date; the potential realizable values set forth do not take into account applicable tax and expense payments which may be associated with such option exercises. Actual realizable value, if any, will be dependent on the future stock price of the Class A Common Stock on the actual date of exercise, which may be earlier than the stated expiration date. The 5% and 10% assumed rates of stock price appreciation over the 10-year exercise period of the options used in the table above are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future price of the Class A Common Stock on any date. There can be no assurances that the stock price appreciation rates for the Class A Common Stock assumed for purposes of this table will actually be achieved. See the cover page of this Prospectus for the last sale price of the Class A Common Stock on the date prior to the date of this Prospectus.

    The following table sets forth certain information with respect to the named executive officers concerning their unexercised stock options held as of the end of fiscal 1995. No options were exercised by the named executive officers in fiscal 1995.

               AGGREGATED OPTION 1995 FISCAL YEAR END VALUE TABLE

                               NUMBER OF SHARES              VALUE OF UNEXERCISED
                              UNDERLYING OPTIONS             IN-THE-MONEY OPTIONS
                          AT END OF FISCAL 1995 (1)       AT END OF FISCAL 1995 (2)
                        ------------------------------  ------------------------------
         NAME           EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
- ----------------------  -----------  -----------------  -----------  -----------------
John Swendrowski           108,000          --          $   742,500         --
Robert E. Hawk              44,000          --              308,750         --
John A. Pazurek             29,000          --              193,000         --

- ------------------------
(1) The options reflected in the table are nonqualified stock options under the Internal Revenue Code. The exercise price of each option granted was equal to 100% of the fair market value (last bid price) of the Class A shares on the date prior to the date of grant. Although options may be granted under the Company's 1989 Stock Option Plan at not less than 85% of the fair market value of a Class A share on the date prior to the date of grant, the Committee has never granted options having an exercise price of less than 100% of the fair market value of the Class A shares on the date prior to the option grant date. The options granted to Messrs. Swendrowski and Hawk vested immediately upon grant and must be exercised prior to 10 years after the date of grant and are currently exercisable. Mr. Pazurek has received some options which vest immediately and others which vest over time; however, all of the options listed above are currently vested. Certain of the options set forth above (granted in 1987) provide for tax offset bonuses to be paid upon exercise of such options in order to reimburse the named executive officers for the income taxes incurred thereby as a result of such option exercise. The table above does not include 6,000, 3,000 and 3,000 shares subject to immediately exercisable options granted to each of Messrs. Swendrowski, Hawk and Pazurek in May 1995. See "Stock Ownership of Management and Others -- Share Ownership."

(2) The dollar values were calculated by determining the difference between the fair market value of the underlying Class A shares and the various applicable exercise prices of the named executive officers' outstanding options at the end of fiscal 1995. See the cover page of this Prospectus for the last reported sale price of the Company's Class A shares on the date prior to the date of this Prospectus.

PROPOSED 1995 STOCK OPTION PLAN

    At its meeting on May 17, 1995, the Company's Board of Directors adopted a 1995 Stock Option Plan ("1995 Plan"), subject to its approval by the Company's shareholders at the 1995 annual meeting of shareholders scheduled to be held on August 18, 1995. As indicated above, the record date for being eligible to vote at such annual meeting is June 29, 1995 and the purchasers of the Class A Common Stock offered hereby will not be eligible to vote such purchased shares at the meeting. The 1995 Plan authorizes the granting to key employees of stock options, which may be either incentive stock options or nonqualified stock options. The 1995 Plan also provides for annual, automatic grants of nonqualified stock options to each non-employee director of the Company. The 1995 Plan provides that up to a total of 400,000 Class A shares (subject to adjustment to prevent dilution) will be available for the granting of options thereunder. The exercise price per Class A share subject to an option granted to a key employee under the 1995 Plan will be determined by the Committee, provided that the exercise price may not be less than 100% of the fair market value of a Class A share on the date of grant. The term of an option granted to a key employee under the 1995 Plan will be as determined by the Committee, provided that the term of an option may not exceed 10 years. Options granted to key employees under the 1995 Plan will become exercisable in such manner and within such period or periods and in such installments or otherwise as determined by the Committee. The 1995 Plan also provides that each non-employee director will, on the last day of each fiscal year, automatically be granted an option to purchase that number of Class A shares equal to the amount of directors fees paid to the non-employee director for such fiscal year, divided by the fair market value of a Class A share on such date. The option price per share of any option granted to a non-employee director must be 100% of the market value of the Class A share on the date of grant. Options granted to non-employee directors will terminate on the earlier of (a) five years after the date of grant; (b) six months after the non-employee director ceases to be a director of the Company by reason of death, disability or retirement after obtaining age 65; or (c) immediately upon the non-employee director ceasing to be a director of the Company for any reason other than death, disability or retirement. No options have yet been granted under the 1995 Plan.

BONUS PLAN

    The Company maintains a Restated 1992 Executive Incentive Bonus Plan ("Bonus Plan"). Under the Bonus Plan, the Company's net income per share must increase by more than 10% over the prior fiscal year's net income per share in order for bonuses to be paid to selected executive officers or key employees. In addition, since the Company's Board of Directors viewed fiscal 1995's disappointing financial results as an aberration largely caused by events outside of the Company's control, the Board amended the Bonus Plan on May 17, 1995 so that bonuses will only be payable for fiscal 1996 (September 1, 1995 through August 31, 1996) to executive officers or key employees if the Company's fiscal 1996 net income per share exceeds fiscal 1994 net income per share ($0.67) by more than 10%. Without this amendment, bonuses would have been payable under the Bonus Plan for fiscal 1996 if the Company's net income per share exceeded fiscal 1995 net income per share ($0.36) by more than 10%. The Bonus Plan also provides that the Committee will not be restricted in otherwise providing for discretionary bonuses outside the Bonus Plan.

SEVERANCE AGREEMENT

    The Company has a severance agreement with Mr. Swendrowski which provides that, following a "change in control" of the Company (as defined in the severance agreement), Mr. Swendrowski will be employed for three years in the same position, performing equivalent duties, and at the same location as in effect immediately prior to the change of control. During such employment period, Mr. Swendrowski is entitled to receive a salary based upon his compensation rate in effect at the date of change of control (subject to increase) and to be included in the Company's benefit plans available to other key employees. If, during the employment period, (i) Mr. Swendrowski's employment is terminated by the Company, other than for "cause" (as defined in the severance agreement) or his disability or (ii) his duties are changed substantially without his written consent and Mr. Swendrowski terminates his employment as a result, then in either case he will be entitled to receive a lump sum severance payment equal to three times his average base salary over the five years prior thereto, plus the other benefits due under the agreement.

                    STOCK OWNERSHIP OF MANAGEMENT AND OTHERS

SHARE OWNERSHIP

    The following table sets forth certain information as of May 31, 1995 regarding the beneficial ownership of each class of Common Stock held by (i) each current director and named executive officer of the Company; (ii) all current directors and executive officers of the Company as a group; and (iii) each person or entity known to the Company to be the beneficial owner of more than 5% of either class of Common Stock. All of the persons or entities listed below are believed by the Company to have sole voting and investment power over the Common Stock identified as beneficially owned, except as indicated otherwise in the footnotes to the table.

                                                     CLASS A SHARES    CLASS B SHARES
                                                      BENEFICIALLY      BENEFICIALLY
                                                         OWNED             OWNED         PERCENTAGE OF
           NAME OF INDIVIDUAL OR ENTITY              AND PERCENTAGE    AND PERCENTAGE      AGGREGATE
                OR NUMBER IN GROUP                    OF CLASS (1)      OF CLASS (1)      VOTING POWER
- --------------------------------------------------  ----------------  ----------------  ----------------
DIRECTORS AND EXECUTIVE OFFICERS
John Swendrowski (2)                                    194,174(3)        318,101(4)          22.6%
                                                          (4.6%)            (100%)
LeRoy J. Miles (2)                                       50,673(5)        161,231(6)           1.0%(7)
                                                          (1.3%)           (50.7%)
Robert E. Hawk                                          205,103(8)           --                4.1%
                                                          (5.1%)
John A. Pazurek                                          33,017(9)           --                *
                                                           *
John C. Seramur                                          30,443(10)          --                *
                                                           *
Jeffrey J. Jones                                         10,795(11)          --                *
                                                           *
Patrick F. Brennan                                        3,374(12)          --                *
                                                           *
Jerold D. Kaminski                                         --                --                --
All current directors and executive officers            611,866           318,101             29.7%
as a group (14 persons) (13)                             (14.2%)            (100%)

OTHER FIVE PERCENT HOLDERS
State of Wisconsin Investment Board (14)                374,000              --                7.5%
                                                          (9.3%)
David L. Babson & Company, Inc. (15)                    423,700              --                8.5%
                                                         (10.6%)

- ------------------------
 *   Denotes less than 1%.

 (1) The outstanding Class B shares are convertible on a share-for-share basis into Class A shares at any time at the discretion of each holder. As a result, a holder of Class B shares is deemed to beneficially own an equal number of Class A shares. However, in order to avoid overstatement of the aggregate beneficial ownership of shares of both classes of the Company's Common Stock, the Class A shares reported in the table do not include Class A shares which may be acquired upon the conversion of Class B shares. Similarly, the respective percentages of outstanding Class A shares reported in the table have been determined with respect to the total number of Class A shares outstanding on the date of this Prospectus, excluding Class A shares which may be issued upon conversion of Class B shares.

 (2) All of the Class B shares beneficially owned by Mr. Miles have been deposited into a voting trust ("Voting Trust"), pursuant to which Mr.
     Swendrowski has sole voting power over all of such shares. The terms of the Voting Trust are more particularly described below under "-- Voting Trust."
     The  address  for  Mr. Swendrowski  is  800 First  Avenue  South, Wisconsin
     Rapids, Wisconsin.
 (3) The Class A shares listed include  (i) 59,826 shares owned directly by  Mr.
     Swendrowski or members of his immediate family; (ii) 114,000 shares which Mr. Swendrowski has the right to acquire upon the exercise of vested stock options; and (iii) 20,348 shares otherwise beneficially owned by a former director, which are subject to a shareholders agreement ("Shareholders
     Agreement") pursuant to which Mr. Swendrowski has an irrevocable proxy to vote in his sole discretion all shares subject to the Shareholders
     Agreement.
 (4) The  Class B shares listed include (i) 156,870 shares owned directly by Mr.
     Swendrowski; (ii) 143,999 shares held by Cranberries Limited, Inc. ("CLI"), a corporation owned by Messrs. Swendrowski and Miles and controlled by Mr.
     Swendrowski; and (iii) 17,232 Class B shares otherwise beneficially owned by Mr. Miles. The Class B shares held by CLI and those otherwise beneficially owned by Mr. Miles are being held in the Voting Trust. CLI's only material assets are its Class B shares listed above.
 (5) The Class A shares listed include  (i) 10,176 shares owned directly by  Mr.
     Miles; (ii) 39,000 shares which Mr. Miles has the right to acquire upon the exercise of vested stock options; and (iii) 1,497 shares held for the account of Mr. Miles' wife.
 (6) The Class B shares listed include the 143,999 shares currently held by CLI in the Voting Trust, which are deemed to be beneficially owned by Mr. Miles as an officer and shareholder of CLI. Such shares are also included under the number of Class B shares deemed to be beneficially owned by Mr.
     Swendrowski. See note (5) above.
 (7) Since all of the Class B shares beneficially owned by Mr. Miles are being held in the Voting Trust, Mr. Miles has power to vote shares only representing 1.0% of the aggregate voting power of both classes of the Company's Common Stock.
 (8) The Class A shares listed include (i) 158,103 shares owned directly by  Mr.
     Hawk or his wife and (ii) 47,000 shares which Mr. Hawk has the right to acquire upon the exercise of vested stock options.
 (9) Includes 32,000 Class A shares which Mr. Pazurek has the right to acquire upon the exercise of vested stock options.
(10) Includes 2,343 Class A shares which Mr. Seramur has the right to acquire upon the exercise of vested stock options.
(11) Includes 2,292 Class A shares which Mr. Jones has the right to acquire upon the exercise of vested stock options.
(12) Includes 1,424 Class A shares which Mr. Brennan has the right to acquire upon the exercise of vested stock options.
(13) In determining the aggregate beneficial ownership of Class A shares and Class B shares, respectively, for all directors and executive officers as a group, shares which are deemed to be beneficially owned by more than one person have been counted only once to avoid overstatement. The number of Class A shares listed includes 306,459 shares which certain executive officers and directors have the right to acquire upon the exercise of vested stock options.
(14) Except to the extent information is believed to be otherwise known by the Company, the information given is as of or about February 13, 1995 as reported by the State of Wisconsin Investment Board ("SWIB") in its Amendment Number 4 to Schedule 13G filed with the Securities and Exchange
     Commission and the Company. The address for SWIB is Lake Terrace, 121  East
     Wilson Street, Madison, Wisconsin 53703.
(15) Except to the extent information is believed to be otherwise known by the Company, the information given is as of or about February 10, 1995 as reported by David L. Babson & Company, Inc. ("Babson & Co.") in its
     Amendment No. 2  to Schedule  13G filed  with the  Securities and  Exchange
     Commission.  The address of Babson &  Co. is One Memorial Drive, Cambridge,
     Massachusetts 02142-1300.

VOTING TRUST

    In order to help ensure the future continuity and stability of the management of the Company, Messrs. Swendrowski, Miles and each of their wives are parties to a voting trust agreement designating Mr. Swendrowski as the sole trustee of the voting trust created thereunder ("Voting Trust"). As of the date of this Prospectus, a total of 161,231 Class B shares are subject to the Voting Trust, constituting approximately 9.7% of the combined aggregate voting power of both classes of the Company's Common Stock.

    Under the Voting Trust, Mr. Swendrowski, as trustee, is vested with the exclusive right to vote the deposited shares in his sole discretion on all matters on which such shares are entitled to vote. The depositors, however, retain the power to sell, transfer or dispose of such deposited shares subject to the limitations described below. Additionally, the depositors are entitled to receive all cash dividends or other distributions (other than in capital stock of the Company) declared and paid on the deposited shares.

    The deposited shares may only be withdrawn from the Voting Trust by a depositor prior to the expiration or termination of the Voting Trust if the depositor (i) receives a bona fide offer to purchase any or all of his deposited shares from an unaffiliated third party; (ii) proposes to effect a sale of his deposited shares on the open market pursuant to a brokers' transaction; or (iii) pledges his trust certificates evidencing deposited shares to a pledgee as collateral security for indebtedness due such pledgee and thereafter such pledgee notifies the trustee of its foreclosure on such pledge. If any of such events occur, the affected deposited shares may be withdrawn from the Voting Trust subject to certain prior rights of the trustee to purchase such deposited shares. Deposited shares may also be withdrawn if the consent is obtained of the trustee and holders of interests in shares representing two-thirds of the voting power of all deposited shares.

    The Voting Trust is scheduled to terminate June 8, 1997, but is subject to extension for additional 10-year periods by vote of a majority of the votes of shares held in the Voting Trust. The trustee is not entitled to receive any remuneration (other than reimbursement for costs upon termination of the Voting Trust) for serving as such under the Voting Trust. The Voting Trust may be terminated or amended at any time upon the approval of the trustee and the affirmative vote of two-thirds of the then deposited shares (voted by the depositors).

                          DESCRIPTION OF CAPITAL STOCK

RELATIVE RIGHTS AND LIMITATIONS

    The Company's authorized capital stock currently consists of 10,000,000 shares of Class A Common Stock, $.01 par value, 2,000,000 shares of Class B Common Stock, $.01 par value, and 5,000,000 shares of Preferred Stock, $.01 par value. A total of 4,010,613 shares of Class A Common Stock and 318,101 shares of Class B Common Stock were outstanding at May 31, 1995. None of the Preferred Stock has been issued. On June 21, 1995, the Company's Board of Directors approved an increase in the authorized number of Class A shares from 10,000,000 to 20,000,000, subject to shareholder approval at the Company's 1995 annual meeting of shareholders scheduled to be held on August 18, 1995. The record date for being eligible to vote shares at such annual meeting is June 29, 1995 and the purchasers of the Class A Common Stock offered hereby will not be eligible to vote such purchased shares at the meeting.

    The outstanding shares of Class A and Class B Common Stock are, and the shares of Class A Common Stock to be issued and sold by the Company in this offering will be, fully paid and nonassessable, except as provided in Section 180.0622(2)(b) of the Wisconsin Business Corporation Law ("WBCL"), which in general provides for personal liability on the part of shareholders in an amount up to the par value of shares owned for the unpaid wages of employees, but not exceeding six months' service in any one case. A Wisconsin trial court decision interpreted this statute to extend liability up to the original issue price, rather than the stated par value, of shares purchased. While this decision was affirmed by the Wisconsin Supreme Court, the precedential value of such affirmation is uncertain due to an equally divided court.

    First Bank Trust Company, Milwaukee, Wisconsin is the transfer agent for the Class A Common Stock. As of May 31, 1995, there were 640 holders of record of Class A Common Stock and approximately 2,200 beneficial owners of Class A shares, including shares held by brokers and nominees.

    The principal relative rights, privileges and limitations of the Company's shares of Class A and Class B Common Stock and Preferred Stock are summarized below. The following description of the Company's classes of capital stock does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Company's Articles of Incorporation, as amended.

CLASS A AND CLASS B COMMON STOCK

    The following discussion of the characteristics of the shares of Class A and Class B Common Stock is qualified in its entirety by reference to the description below of the Company's authorized but unissued Preferred Stock, which could be issued with certain preferential rights over the shares of Class A and Class B Common Stock.

    The Class A shares are entitled to one vote per share and the Class B shares are entitled to three votes per share on all matters presented to the Company's shareholders. The holders of the Class A and Class B Common Stock will vote together as a single class on all such matters presented to shareholders, except that the Class A and Class B Common Stock will also each vote separately as a class when required by the WBCL. See "-- Certain Statutory Provisions" below. A total of 161,231 of the Class B shares owned beneficially by Messrs. Swendrowski and Miles, respectively, are subject to the terms of the Voting Trust which provides Mr. Swendrowski with discretionary power to vote such shares. An additional 20,348 Class A shares beneficially owned by a former director and a corporation owned by him are subject to the shareholders agreement containing similar terms. See "Stock Ownership of Management and Others -- Voting Trust."

    Holders of shares of Class A Common Stock are entitled to receive cash dividends equal to at least 110% of any cash dividends paid on the shares of Class B Common Stock. See "Price Range of Class A Common Stock and Dividends." Holders of Class B shares are entitled to receive cash dividends when and as declared by the Board of Directors from funds legally available therefor under the WBCL. Cash dividends may be paid on the Class A shares without a concurrent cash dividend being paid on the Class B shares. Pursuant to the Company's Articles of Incorporation, the Board of Directors must pay a dividend or distribution other than in cash on the Class A shares in the same amount as any such noncash dividend or distribution paid on the Class B shares. Each class of Common Stock is entitled to receive shares of the same respective class issued pursuant to stock dividends, stock splits and combinations in the same per share proportion as that distributed on the other class of Common Stock.

    The shares of Class A Common Stock have no conversion privileges. The shares of Class B Common Stock are convertible at the option of the holder thereof, at any time, into shares of Class A Common Stock on a share-for-share basis.
Additionally, the outstanding shares of Class B Common Stock will be automatically converted into Class A shares on a share-for-share basis if, at any time, the outstanding shares of Class B shares fall below 2% of the outstanding Class A shares.

    Upon liquidation, dissolution or winding up of the Company, after payment of all liabilities due creditors of the Company, the holders of the shares of Class A Common Stock are entitled to receive $1.00 per share (subject to equitable adjustment in the event of stock splits and other similar events) before any payment or distribution may be made to holders of the shares of Class B Common Stock. Thereafter, holders of the shares of Class B Common Stock are entitled to receive $1.00 per share (subject to similar adjustment) before any further payment or distribution is made to the holders of the Class A Common Stock. Thereafter, holders of the Class A shares and Class B shares share on a pro rata basis in all payments or distributions made upon liquidation, dissolution or winding up of the Company.

    There are no restrictions contained in the Articles of Incorporation on additional issuances of shares of Class A Common Stock by the Company. However, the Company may not issue any additional shares of shares of Class B Common Stock (other than pursuant to stock dividends and stock splits as described above) without the approval of a majority of the votes represented by the outstanding shares of Class A and Class B Common Stock voting together as a single class.

    The holders of Class A and Class B Common Stock have no redemption privileges or preemptive rights. All of the outstanding shares of Class A and Class B Common Stock are, and the shares of Class A Common Stock offered by the Company hereby when issued and paid for will be, validly issued, fully paid and nonassessable, except as provided in Section 180.0622(2)(b) of the WBCL.

PREFERRED STOCK

    There are 5,000,000 shares of Preferred Stock authorized by the Company's Articles of Incorporation, none of which have been issued. The Company's Board of Directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series, Preferred Stock with such redemption, exchange, conversion, dividend, liquidation and voting rights as may be specified in the particular series. Dividends on any series of Preferred Stock are to be cumulative from the date of issuance, payable at such rate and at such times as designated by the Board of Directors for that series. No dividends or other distributions are to be payable on the shares of Class A and Class B Common Stock unless dividends are paid in full on the Preferred Stock and all sinking fund obligations for the Preferred Stock, if any, are fully funded. In the event of a liquidation or dissolution of the Company, the issued shares of Preferred Stock would have priority over the shares of Class A and Class B Common Stock to receive the amount specified in each particular series out of the remaining assets of the Company. Additionally, the Board of Directors has authority, to the maximum extent permitted by the WBCL, to fix and determine the relative rights and preferences of each series of Preferred Stock. The issuance of one or more series of Preferred Stock could have an adverse effect on certain rights, including voting rights, of the holders of shares of Class A and Class B Common Stock. The Company has no current plans or intention to issue shares of Preferred Stock.

CERTAIN STATUTORY PROVISIONS

    Under the WBCL, a separate class vote would generally be required to approve an amendment to the Company's Articles of Incorporation (including an amendment made as part of a proposed merger or other reorganization) if the amendment would change in a manner prejudicial to the outstanding holders of a class, the designations, preferences, limitations or other rights of the shares of the class, and in certain other circumstances.

    Section 180.1150 of the WBCL provides that, unless otherwise provided in a corporation's articles of incorporation, the voting power of shares of an "issuing public corporation" (which is defined as a Wisconsin corporation having more than 500 shareholders of record, at least 100 of whom are residents of the State of Wisconsin), which are held by any person in excess of 20% of the voting power of the issuing public corporation's shares, shall be limited to 10% of the full voting power of such excess shares. This statutory voting restriction is not applicable to shares acquired (i) directly from the Company; (ii) pursuant to an agreement entered into prior to the time that the Company was an issuing public corporation; (iii) in a transaction incident to which shareholders of the Company vote to restore the full voting power of such shares; and (iv) under certain other circumstances. The Company's Articles of Incorporation provide that the shares of Class B Common Stock will not be subject to the voting restrictions of Section 180.1150.

    Except as may otherwise be provided by law, the requisite affirmative vote of shareholders to approve certain significant corporate actions, including a merger or share exchange with another corporation, sale of all or substantially all of the corporate property and assets, or voluntary liquidation of the Company, is a majority of all the votes entitled to be cast on the transaction by each voting group of outstanding shares entitled to vote thereon. Sections 180.1130 through 180.1134 of the WBCL provide generally that, in addition to the vote otherwise required by the WBCL or the articles of incorporation of an "issuing public corporation," certain business combinations not meeting certain adequacy-of-price standards specified in the statute must be approved by (i) the holders of at least 80% of the votes entitled to be cast and (ii) two-thirds of the votes entitled to be cast by the corporation's outstanding voting shares owned by persons other than a "significant shareholder" who is a party to the transaction or an affiliate or associate thereof. Section 180.1130 defines "business combination" to include, subject to certain exceptions, a merger or share exchange of the issuing public corporation (or any subsidiary thereof) with, or the sale or other disposition of substantially all assets of the issuing public corporation to, any significant shareholder or affiliate thereof. "Significant shareholder" is defined generally to mean a person that is the beneficial owner of 10% or more of the voting power of the outstanding voting shares of the issuing public corporation.

    Sections 180.1140 through 180.1145 of the WBCL prohibit certain "business combinations" between a "resident domestic corporation," such as the Company, and a person beneficially owning 10% or more of the outstanding voting stock of such corporation (an "interested shareholder") within three years after the date such person became a 10% beneficial owner, unless the business combination or the acquisition of such stock has been approved before the stock acquisition date by the corporation's board of directors. After such three-year period, a business combination with the interested shareholder may be consummated only with the approval of the holders of a majority of the voting stock not beneficially owned by the interested shareholder, unless the combination satisfies certain adequacy-of-price standards intended to provide a fair price for shares held by non-interested shareholders.

    The above sections of the WBCL, along with the certain exceptions therefrom contained in the Company's Articles of Incorporation and the ability to issue additional shares of Class A Common Stock or Preferred Stock without further shareholder approval (subject to any requirements necessary to maintain the quotation of the Class A shares on the Nasdaq National Market) could have the effect, among others, of discouraging takeover proposals for the Company or impeding a business combination between the Company and a major shareholder of the Company.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, for whom Dain Bosworth Incorporated and Piper Jaffray Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase an aggregate of 2,000,000 shares of Class A Common Stock from the Company at the Price to Public set forth on the cover page of this Prospectus, less underwriting discounts and commissions, in the amounts set forth opposite their respective names below:

                                                                                    NUMBER OF
                                                                                    SHARES TO
                                                                                       BE
                                   UNDERWRITER                                      PURCHASED
- ---------------------------------------------------------------------------------  -----------
Dain Bosworth Incorporated.......................................................
Piper Jaffray Inc................................................................

  Total..........................................................................    2,000,000
                                                                                   -----------
                                                                                   -----------

    The nature of the Underwriters' obligations under the Underwriting Agreement is such that all shares of Class A Common Stock offered hereby, excluding shares covered by the over-allotment option granted to the Underwriters, must be purchased if any are purchased. The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to a number of conditions, including the accuracy of the representations and warranties of, and the performance of the covenants and obligations by, the Company under the Underwriting Agreement, the delivery of certificates of officers, a letter of independent auditors, opinions of counsel and other conditions customary in transactions of this type.

    The Company has been advised by the Representatives that the several Underwriters propose to offer the shares of Class A Common Stock to the public initially at the Price to Public set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of
$         per share. The Underwriters may allow, and such dealers may reallow, a
concession  not in excess of $          per share to other dealers. The Price to
Public and concessions and reallowances to dealers may be changed by the Underwriters.

    The Company has granted the Underwriters an option, exercisable within 30 days of the date of this Prospectus, to purchase up to 300,000 additional shares of Class A Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 2,000,000 shares of Class A Common Stock offered hereby. The Underwriters may exercise such option solely to cover over-allotments in connection with the sale of the 2,000,000 shares of Class A Common Stock offered hereby.

    The Company and the Underwriters have agreed to indemnify each other against certain liabilities that may be incurred in connection with the sale of the Class A Common Stock, including certain liabilities under the Securities Act of 1933, as amended ("Securities Act"). Such indemnification may be limited or unavailable in certain circumstances, including where legally unavailable.

    The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

    The Company and its executive officers and directors have agreed that, for a period of 180 days after the date of this Prospectus, they will not offer, sell or otherwise dispose of any shares of Class A Common Stock, in the open market or otherwise, without the prior written consent of the Underwriters, other than issuances by the Company of Class A Common Stock upon exercise of employee stock options, conversions of Class B shares or other convertible securities, pursuant to crop purchase agreements or in connection with business acquisition transactions.

    In connection with this offering, the Underwriters (who are qualified registered market makers on the Nasdaq National Market) may engage in passive market making transactions in the Class A Common Stock of the Company on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended ("Exchange Act"), during the two business day period before commencement of offers or sales of the Class A Common Stock offered hereby. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and purchases limited by such prices. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Class A Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Class A Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

    The validity of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Foley & Lardner, Milwaukee, Wisconsin, and for the Underwriters by Faegre & Benson Professional Limited Liability Partnership, Minneapolis, Minnesota. Faegre & Benson will rely on the opinion of Foley & Lardner as to matters of Wisconsin law. Jeffrey J. Jones, a partner of Foley & Lardner, is a director of the Company. Foley & Lardner has from time to time performed legal services for Dain Bosworth Incorporated and certain other Underwriters.

                                    EXPERTS

    The consolidated financial statements as of March 31, 1995 and 1994 and for each of the three years in the period ended March 31, 1995 included and incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission ("Commission"). Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and New York Regional Office, Seven World Trade

Center, 13th Floor, New York, New York 10049. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

    This Prospectus does not contain all the information set forth in the Registration Statement to which this Prospectus relates and the exhibits thereto which the Company has filed with the Commission under the Securities Act and to which reference is hereby made.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents filed with the Commission pursuant to the Exchange Act (File No. 0-16130) are incorporated herein by reference:

    1. The Company's Annual Report on Form 10-K for its fiscal year ended March 31, 1995.

    2.  The Company's Form 8-K dated June 21, 1995.

    3.  All other reports filed by  the Company with the Commission pursuant  to
Section 13(a) or 15(d) of the Exchange Act since March 31, 1995 and prior to the date of this Prospectus.

    All documents filed by the Company pursuant to Sections 13(a) or 15(d) of the Exchange Act subsequent to the end of the fiscal year covered by the above-referenced Annual Report and prior to the date of this Prospectus are incorporated by reference in this Prospectus. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests should be directed to Brian P. Taber, Investor and Public Relations Manager, Northland Cranberries, Inc., 800 First Avenue South, Wisconsin Rapids, Wisconsin 54494 (telephone number (715) 424-4444).

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Independent Auditors' Report...............................................................................     F-2
Consolidated Balance Sheets at March 31, 1995 and 1994.....................................................     F-3
Consolidated Statements of Income for the Years Ended March 31, 1995, 1994 and 1993........................     F-4
Consolidated Statements of Cash Flows for the Years Ended March 31, 1995, 1994 and 1993....................     F-5
Consolidated Statements of Shareholders' Equity for the Years Ended March 31, 1995, 1994 and 1993..........     F-6
Notes to Consolidated Financial Statements.................................................................     F-7

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board
of Directors of Northland Cranberries, Inc.:

    We have audited the accompanying consolidated balance sheets of Northland Cranberries, Inc. and subsidiary as of March 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Northland Cranberries, Inc. and subsidiary at March 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1995, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Milwaukee, Wisconsin
June 6, 1995

                          NORTHLAND CRANBERRIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                            MARCH 31,
                                                                                ----------------------------------
                                                                                      1995              1994
                                                                                ----------------  ----------------
CURRENT ASSETS:
  Cash and cash equivalents...................................................  $        223,373  $        650,254
  Accounts and notes receivable...............................................         1,854,810           880,306
  Investments.................................................................         1,259,548         1,259,548
  Inventories.................................................................           853,216           408,010
  Prepaid expenses............................................................         1,249,010           821,490
  Deferred income taxes.......................................................         1,305,802         1,578,446
                                                                                ----------------  ----------------
      Total current assets....................................................         6,745,759         5,598,054
PROPERTY AND EQUIPMENT, net...................................................        95,191,248        70,260,895
INVESTMENTS...................................................................         2,519,097         3,778,645
OTHER.........................................................................         3,288,647         3,436,745
                                                                                ----------------  ----------------
      TOTAL ASSETS............................................................  $    107,744,751  $     83,074,339
                                                                                ----------------  ----------------
                                                                                ----------------  ----------------

                                       LIABILITIES AND SHAREHOLDERS' EQUITY


                                                                                            MARCH 31,
                                                                                ----------------------------------
                                                                                      1995              1994
                                                                                ----------------  ----------------
CURRENT LIABILITIES:
  Accounts payable............................................................  $      1,982,520  $        713,118
  Accrued liabilities.........................................................         2,384,165         1,845,569
  Current portion of long-term obligations....................................         5,802,000         1,926,000
                                                                                ----------------  ----------------
      Total current liabilities...............................................        10,168,685         4,484,687
LONG-TERM OBLIGATIONS.........................................................        55,792,764        38,945,173
DEFERRED INCOME TAXES.........................................................         7,156,755         6,518,927
LEASE COMMITMENTS
SHAREHOLDERS' EQUITY:
  Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued...                --                --
  Common stock:
    Class A, $.01 par value, 4,010,613 and 3,936,983 shares issued,
     respectively.............................................................            40,106            39,370
    Class B, $.01 par value, 318,101 shares issued and outstanding............             3,181             3,181
  Additional paid-in capital..................................................        28,907,593        27,799,231
  Retained earnings...........................................................         5,675,667         5,287,208
                                                                                ----------------  ----------------
                                                                                      34,626,547        33,128,990
  Less cost of treasury stock, 500 Class A shares.............................                --             3,438
                                                                                ----------------  ----------------
                                                                                      34,626,547        33,125,552
                                                                                ----------------  ----------------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..............................  $    107,744,751  $     83,074,339
                                                                                ----------------  ----------------
                                                                                ----------------  ----------------

                See notes to consolidated financial statements.

                          NORTHLAND CRANBERRIES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                               YEARS ENDED MARCH 31,
                                                                   ----------------------------------------------
                                                                        1995            1994            1993
                                                                   --------------  --------------  --------------
REVENUES.........................................................  $   21,783,966  $   18,051,355  $   13,000,066
COST OF SALES....................................................      13,057,275       8,751,220       6,345,342
                                                                   --------------  --------------  --------------
GROSS PROFIT.....................................................       8,726,691       9,300,135       6,654,724
COSTS AND EXPENSES:
  Selling, general and administrative............................       2,439,978       2,046,389       1,474,401
  Interest.......................................................       3,654,006       2,393,792       2,027,618
                                                                   --------------  --------------  --------------
      Total costs and expenses...................................       6,093,984       4,440,181       3,502,019
                                                                   --------------  --------------  --------------
INCOME BEFORE INCOME TAXES.......................................       2,632,707       4,859,954       3,152,705
INCOME TAXES.....................................................       1,051,000       1,917,000       1,210,000
                                                                   --------------  --------------  --------------
NET INCOME.......................................................  $    1,581,707  $    2,942,954  $    1,942,705
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE................  $         0.36  $         0.67  $         0.51
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

                See notes to consolidated financial statements.

                          NORTHLAND CRANBERRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                               YEARS ENDED MARCH 31,
                                                                  -----------------------------------------------
                                                                       1995             1994            1993
                                                                  ---------------  --------------  --------------
OPERATING ACTIVITIES:
  Net income....................................................  $     1,581,707  $    2,942,954  $    1,942,705
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization...............................        3,094,708       2,235,881       1,796,255
    Gain on disposal of property and equipment..................           (8,331)        (17,640)        (30,420)
    Gain on investments.........................................               --        (199,507)             --
    Changes in assets and liabilities:
      Receivables, prepaid expenses and other current assets....       (1,350,824)      3,986,128       1,507,125
      Inventories...............................................         (445,206)       (197,955)         78,383
      Accounts payable and accrued liabilities..................        1,847,874         986,426         (80,297)
      Deferred income taxes.....................................          910,000          42,000       1,140,126
                                                                  ---------------  --------------  --------------
      Net cash provided by operating activities.................        5,629,928       9,778,287       6,353,877
                                                                  ---------------  --------------  --------------
INVESTING ACTIVITIES:
  Property and equipment additions..............................       (8,716,881)    (10,587,053)     (6,461,288)
  Proceeds on disposals of property and equipment...............           65,695          37,913         116,912
  Acquisitions of cranberry operations..........................       (5,046,097)             --      (2,988,184)
  Net decrease (increase) in investments........................        1,259,548       1,185,535        (480,148)
  Other.........................................................         (145,412)       (276,952)        (40,602)
                                                                  ---------------  --------------  --------------
      Net cash used for investing activities....................      (12,583,147)     (9,640,557)     (9,853,310)
                                                                  ---------------  --------------  --------------
FINANCING ACTIVITIES:
  Proceeds from long-term debt..................................       14,350,000      10,500,000              --
  Payments on long-term debt....................................       (6,626,409)     (8,538,179)     (9,261,434)
  Dividends paid................................................       (1,193,248)     (1,476,894)       (452,876)
  Net proceeds from common stock offering.......................               --              --      13,332,058
  Exercise of stock options.....................................           85,633          56,601          27,750
  Other.........................................................          (89,638)       (223,786)       (127,098)
                                                                  ---------------  --------------  --------------
      Net cash provided by financing activities.................        6,526,338         317,742       3,518,400
                                                                  ---------------  --------------  --------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS............         (426,881)        455,472          18,967
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR....................          650,254         194,782         175,815
                                                                  ---------------  --------------  --------------
CASH AND CASH EQUIVALENTS, END OF YEAR..........................  $       223,373  $      650,254  $      194,782
                                                                  ---------------  --------------  --------------
                                                                  ---------------  --------------  --------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid during the year for:
    Interest (net of interest capitalized)......................  $     3,323,440  $    2,297,007  $    2,100,205
    Income taxes................................................          268,000       1,879,000          70,000

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES (See Notes 2,3,4,7 and 11)

                See notes to consolidated financial statements.

                          NORTHLAND CRANBERRIES, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                   YEARS ENDED MARCH 31, 1995, 1994 AND 1993

                                                   COMMON STOCK        ADDITIONAL
                                               --------------------     PAID-IN         RETAINED      TREASURY
                                                CLASS A    CLASS B      CAPITAL         EARNINGS       STOCK
                                               ---------  ---------  --------------  --------------  ----------
BALANCES, April 1, 1992......................  $  25,462  $   3,181  $   14,337,378  $    2,331,319  $  (64,375)
  Net proceeds from common stock offering....     13,800         --      13,318,258              --          --
  Common stock issued for acquisition of land
   and payment for services (8,500 shares)...         --         --          22,363              --      60,937
  Stock options exercised....................         30         --          27,720              --          --
  Tax benefit from exercise of stock
   options...................................         --         --           6,470              --          --
  Cash dividends paid:
    $.16 per Class A share...................         --         --              --        (406,751)         --
    $.145 per Class B share..................         --         --              --         (46,125)         --
  Net income.................................         --         --              --       1,942,705          --
                                               ---------  ---------  --------------  --------------  ----------
BALANCES, March 31, 1993.....................     39,292      3,181      27,712,189       3,821,148      (3,438)
  Stock options exercised....................         78         --          56,523              --          --
  Tax benefit from exercise of stock
   options...................................         --         --          30,519              --          --
  Cash dividends paid:
    $.35 per Class A share...................         --         --              --      (1,375,579)         --
    $.3185 per Class B share.................         --         --              --        (101,315)         --
  Net income.................................         --         --              --       2,942,954          --
                                               ---------  ---------  --------------  --------------  ----------
BALANCES, March 31, 1994.....................     39,370      3,181      27,799,231       5,287,208      (3,438)
  Common stock issued for acquisition of
   cranberry marshes (62,500 shares).........        625         --         986,874              --          --
  Stock options exercised....................        111         --          82,084              --       3,438
  Tax benefit from exercise of stock
   options...................................         --         --          39,404              --          --
  Cash dividends paid:
    $.28 per Class A share...................         --         --              --      (1,112,324)         --
    $.2544 per Class B share.................         --         --              --         (80,924)         --
  Net income.................................         --         --              --       1,581,707          --
                                               ---------  ---------  --------------  --------------  ----------
BALANCES, March 31, 1995.....................  $  40,106  $   3,181  $   28,907,593  $    5,675,667  $        0
                                               ---------  ---------  --------------  --------------  ----------
                                               ---------  ---------  --------------  --------------  ----------

                See notes to consolidated financial statements.

                          NORTHLAND CRANBERRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED MARCH 31, 1995, 1994 AND 1993

1.  NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    Northland Cranberries, Inc. (the "Company") was organized for the purpose of acquiring and operating cranberry marshes. Prior to August 31, 1993 the Company was a member-grower in the Ocean Spray Cranberries, Inc. marketing cooperative ("Ocean Spray"), and the Company sold substantially all its cranberry production to Ocean Spray. On August 31, 1993, the Company's cooperative marketing agreement with Ocean Spray terminated (see Note 4). The following is a summary of the significant accounting policies which are applied in preparing the Company's financial statements.

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Wildhawk, Inc. ("Wildhawk"). Wildhawk provides chemicals, fertilizers and crop management services to cranberry growers. All significant intercompany accounts and transactions have been eliminated in consolidation.

    CASH EQUIVALENTS

    Cash equivalents include amounts due from banks and highly liquid debt instruments purchased with maturities of three months or less.

    INVENTORIES

    Inventories, which consist of cranberries, packaging supplies and fertilizer and chemical products, are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost, less depreciation and amortization computed on the straight-line method over the estimated useful lives. The costs related to the development of new productive cranberry beds are capitalized during the development period until commercial production is achieved (generally the fifth growing season after planting). Amounts included in construction in progress include construction costs of beds, dikes and ditches, irrigation systems and costs associated with vine clippings planted. In addition, during the development period, certain direct and indirect operating costs are capitalized in construction in progress. The estimated useful lives are 30-40 years for buildings, land improvements, cranberry vines, bulkheads and irrigation equipment, and 5-10 years for other depreciable assets.

    GOODWILL

    Goodwill is being amortized on the straight-line method over 40 years. Accumulated amortization at March 31, 1995 and 1994 was $163,393 and $139,693, respectively.

    INCOME TAXES

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes.

    REVENUES

    The Company realizes revenues from principally three sources: cranberry crop production, sales of vine clippings to other growers and fertilizer and chemical sales from Wildhawk to other growers. The Company carries insurance against crop losses due to hail damage and other perils. Existing beds

                          NORTHLAND CRANBERRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                   YEARS ENDED MARCH 31, 1995, 1994 AND 1993

1.  NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED)
of mature vines on the Company's marshes may be mowed and the vine clippings sold to other growers. The mowing of vines for sale does not damage the vine root; however, mowed beds do not produce a harvestable crop until the next growing season.

    NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE

    Net income per common and common equivalent share is computed based upon the weighted average number of common shares and common equivalent shares (stock options) outstanding during the year (4,445,425, 4,417,387 and 3,818,356 for the years ended March 31, 1995, 1994 and 1993, respectively).

    RECLASSIFICATIONS

    Certain reclassifications have been made to the fiscal 1994 and fiscal 1993 consolidated financial statements to conform to those used in fiscal 1995.

2.  ACQUISITIONS
    On September 13, 1994, the Company entered into two agreements to acquire three productive cranberry bogs and certain of the associated assets of Yellow River Cranberry Company and Wolfe Cranberry Company for $18,000,000 plus 62,500 shares of Class A Common Stock. The purchase price was paid through the delivery of $5,000,000 cash and 62,500 shares of Class A Common Stock upon closing and the issuance of $13,000,000 in promissory notes (see Note 7).

    The acquisitions were recorded using the purchase method of accounting and, accordingly, the results of operations of the acquired businesses are included in the statements of income from the date of acquisition. Had the acquisitions occurred on April 1, 1993, and giving effect to adjustments for depreciation, interest and income taxes, the pro forma revenues, net income and net income per share would have been approximately $21,784,000, $19,712,000, $1,114,000,
$2,555,000, $.25 and $.57, respectively, for the years ended March 31, 1995 and 1994 (unaudited). The pro forma information does not purport to be indicative of the results that actually would have been obtained if the combined operations had been conducted during the periods presented and is not intended to be a projection of future results.

3.  PROPERTY AND EQUIPMENT
    Property and equipment at March 31 were as follows:

                                                                    1995             1994
                                                              ----------------  --------------
Land........................................................  $      7,399,550  $    6,692,047
Land improvements...........................................        10,101,369       6,800,177
Cranberry vines, bulkheads and irrigation equipment.........        47,052,318      32,707,011
Buildings and improvements..................................        10,940,579       8,759,240
Equipment and vehicles......................................        16,877,710      11,680,353
Construction in progress....................................        16,277,779      14,185,599
                                                              ----------------  --------------
                                                                   108,649,305      80,824,427
Less accumulated depreciation and amortization..............        13,458,057      10,563,532
                                                              ----------------  --------------
                                                              $     95,191,248  $   70,260,895
                                                              ----------------  --------------
                                                              ----------------  --------------

    The Company capitalized $1,065,164, $1,130,248 and $1,001,911 of interest for the years ended March 31, 1995, 1994 and 1993, respectively. During fiscal 1994, the Company entered into a lease for

                          NORTHLAND CRANBERRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                   YEARS ENDED MARCH 31, 1995, 1994 AND 1993

3.  PROPERTY AND EQUIPMENT (CONTINUED)
certain property and equipment which was recorded as a capital lease in the amount of $10,265,800. Property and equipment includes assets acquired under capital leases of $10,810,198 at March 31, 1995 and 1994. Related amounts included in accumulated depreciation and amortization are $458,608 and $192,495, respectively.

4.  INVESTMENTS AND MAJOR CUSTOMERS
    On August 31, 1993, the Company terminated its membership in Ocean Spray by not renewing its cooperative marketing agreement. The Company entered into three-year supply agreements to deliver substantially all of its annual crop to two independent fruit processors beginning with the fall 1993 harvest.

    Upon termination of the cooperative marketing agreement, Ocean Spray common stock held by the Company was converted into Ocean Spray 4% preferred stock of equal value and both the preferred stock and notices of allocation are being redeemed over a five-year period. Remaining payments of $1,259,548 will be received in annual installments through fiscal year 1998.

    Investments of Ocean Spray stock and notices of allocation held at March 31 were as follows:

                                                                      1995           1994
                                                                  -------------  -------------
Ocean Spray 4% preferred stock..................................  $   2,125,275  $   2,833,700
Notices of allocation...........................................      1,653,370      2,204,493
                                                                  -------------  -------------
                                                                      3,778,645      5,038,193
Less current portion............................................      1,259,548      1,259,548
                                                                  -------------  -------------
                                                                  $   2,519,097  $   3,778,645
                                                                  -------------  -------------
                                                                  -------------  -------------

5.  OTHER ASSETS
    Other assets at March 31 were as follows:

                                                                      1995           1994
                                                                  -------------  -------------
Leasehold interests, net........................................  $   1,420,945  $   1,577,297
Goodwill, net...................................................        791,285        814,985
Accounts and notes receivable, noncurrent.......................             --         51,200
Other...........................................................      1,076,417        993,263
                                                                  -------------  -------------
                                                                  $   3,288,647  $   3,436,745
                                                                  -------------  -------------
                                                                  -------------  -------------

6.  ACCRUED LIABILITIES
    Accrued liabilities at March 31 were as follows:

                                                                      1995           1994
                                                                  -------------  -------------
Interest........................................................  $     923,909  $     593,342
Property taxes..................................................        511,039        329,271
Compensation....................................................        177,970        358,046
Lease payments..................................................        395,974        298,628
Other...........................................................        375,273        266,282
                                                                  -------------  -------------
                                                                  $   2,384,165  $   1,845,569
                                                                  -------------  -------------
                                                                  -------------  -------------

                          NORTHLAND CRANBERRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                   YEARS ENDED MARCH 31, 1995, 1994 AND 1993

7.  NOTES PAYABLE AND LONG-TERM OBLIGATIONS
    Long-term debt at March 31 was as follows:

                                                                    1995            1994
                                                               --------------  --------------
Credit agreement with a bank:
  Revolving credit facility..................................  $    4,350,000              --
  Acquisition credit facility................................       5,000,000              --
  Term loan..................................................       4,642,857              --
Term loan payable to insurance company with interest at 8.69%
 and 10.84% at March 31, 1995 and 1994, respectively.........      15,113,131  $   15,575,908
Term loan payable to insurance company with interest at
 7.85%.......................................................      10,024,293      10,347,495
Capital lease obligation.....................................       9,265,800      10,265,800
Mortgage notes with interest at 6%...........................      13,000,000              --
Other........................................................         198,683       4,681,970
                                                               --------------  --------------
                                                                   61,594,764      40,871,173
Less current portion.........................................       5,802,000       1,926,000
                                                               --------------  --------------
                                                               $   55,792,764  $   38,945,173
                                                               --------------  --------------
                                                               --------------  --------------

    On August 31, 1994, the Company entered into a credit agreement with a bank which provides for a $17,000,000 secured revolving credit facility, a $5,000,000 secured term note, and a $10,000,000 secured acquisition credit facility. The revolving credit facility and acquisition credit facility terminate on August 31, 1997, however the Company may request annual extensions. Loans under the acquisition credit facility are due one year from the date of issuance or on August 31, 1997, if earlier. Payments under the term loan are due in nine semiannual installments of $357,143 beginning February 28, 1995 with a final installment of $1,785,713 due on August 31, 1999. If the Company does not extend the termination date of the revolving credit facility, all amounts outstanding under the term loan become payable on the revolving credit facility termination date. Interest on the outstanding loans under the facilities are payable at the bank's domestic rate, the bank's offered rate, or an adjusted LIBOR rate plus an applicable rate margin (1.25%, 2.0% and 2.0% for the revolving credit facility, term note and acquisition credit facility, respectively), at the option of the Company. Interest rates in effect at March 31, 1995 range from 7.69% to 9.0%. The Company must pay a commitment fee of .25% per annum on the average daily unused amount of the revolving credit facility and .125% per annum on the daily unused amount of the acquisition credit facility. The amount of unused available borrowings under the credit facilities was $17,650,000 at March 31, 1995.

    The agreement was subsequently amended on June 6, 1995 to provide for a secured revolving credit facility of $21,000,000, three secured term credit facilities in the amounts of $4,600,000, $4,000,000 and $10,500,000 and a secured acquisition credit facility of $18,000,000 through May 24, 1996 and $10,000,000 thereafter.

    In September 1994, the Company issued $13,000,000 of mortgage notes in connection with the acquisition of three cranberry bogs (see Note 2). Interest on the notes is payable at a rate of 6%. Principal payments under the notes are due $2,000,000 on April 7, 1995, $8,000,000 on May 31, 1995 and $3,000,000 on
March 31, 1996. The mortgage  notes due on April 7,  1995 and May 31, 1995  have

                          NORTHLAND CRANBERRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                   YEARS ENDED MARCH 31, 1995, 1994 AND 1993

7. NOTES PAYABLE AND LONG-TERM OBLIGATIONS (CONTINUED) been classified as long-term as they were repaid with proceeds from borrowings under the secured acquisition credit facility. The principal payments due March 31, 1996 are convertible into 100,000 shares of the Company's Class A Common Stock at the option of the note holders.

    The 8.69% term loan with an insurance company is payable in semiannual installments, including interest, through July 1, 2004. In accordance with the loan agreement, the interest rate of the loan was adjusted on July 1, 1994 from 10.84% to 8.69%. The interest rate will be adjusted again in fiscal year 2000, as determined by the insurance company, but the adjusted rate will not exceed 2.25% over the then five-year treasury bond yield.

    The 7.85% term loan with an insurance company is payable in semiannual installments, including interest, through August 1, 2008. The interest rate will be adjusted in fiscal years 1999 and 2004, as determined by the insurance company, but the adjusted rate will not exceed 2.25% over the then five-year treasury bond yield.

    The capital lease obligation was recorded pursuant to the Company's interim lease with United Cape Cod Cranberry Limited Partnership (see Note 11).

    On March 31, 1994, the Company had a revolving credit agreement with a bank expiring April 30, 1995 which provided for two revolving credit facilities up to a maximum of $13,500,000 and $5,500,000. This credit agreement was refinanced in August 1994.

    Substantially all assets of the Company are pledged as collateral for its borrowings. The agreements require, among other things, that the Company maintain a certain level of shareholders' equity ($31,000,000 at March 31, 1995), debt-to-equity ratio and "fixed charge coverage ratio", as defined. In addition, the agreements place restrictions on the repurchase of stock and do not allow total cash dividend payments or other distributions, as defined, in any fiscal year to exceed 50% of the Company's net income for such fiscal year. During fiscal 1995, the dividend paid exceeded 50% of the Company's net income, however such noncompliance was waived by the lender.

    The aggregate scheduled future maturities of long-term obligations for the next five fiscal years ending March 31 are as follows:

1996..........................  $ 5,802,000
1997..........................   17,703,000
1998..........................    9,625,000
1999..........................    1,652,000
2000..........................    1,250,000

8.  SHAREHOLDERS' EQUITY
    The Company is authorized to issue 5,000,000 shares of preferred stock with a par value of $.01.

    The authorized common stock of the Company consists of 10,000,000 shares of Class A Common Stock and 2,000,000 shares of Class B Common Stock, which are convertible into Class A shares on a one-for-one basis at any time. The shares of Class A Common Stock are entitled to one vote per share and the shares of Class B Common Stock are entitled to three votes per share. Holders of Class A Common Stock are entitled to receive cash dividends equal to at least 110% of any cash dividends paid on the shares of Class B Common Stock. However, cash dividends may be paid on Class A Common

                          NORTHLAND CRANBERRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                   YEARS ENDED MARCH 31, 1995, 1994 AND 1993

8.  SHAREHOLDERS' EQUITY (CONTINUED)
Stock without a concurrent cash dividend being paid on the Class B Common Stock. If at any time the outstanding shares of Class B Common Stock fall below 2% of the outstanding shares of Class A Common Stock, they will be automatically converted into Class A Common Stock.

    In  August 1992, the Company issued 1,380,000 shares of Class A Common Stock
through  a  public   offering  resulting  in   net  proceeds  of   approximately
$13,332,000.

    At March 31, 1995, 833,182 shares of Class A Common Stock were reserved for issuance under the Company's stock option plans, conversion of Class B Common Stock to Class A Common Stock and mortgage notes issued in connection with acquisitions.

9.  STOCK OPTIONS
    In fiscal 1990, the Company adopted the 1989 Stock Option Plan (the "1989 Plan"), which provides for the issuance of 300,000 shares of Class A Common Stock options to key employees and directors of the Company. In 1987, the Company adopted the 1987 Stock Option Plan (the "1987 Plan"), which provides for the issuance of 137,500 shares of Class A Common Stock options to certain executive officers and key employees. Stock options granted under the 1987 Plan are exercisable at a price equal to market value on the date of grant for a period determined by the Board of Directors, but not to exceed 10 years. Stock options granted under the 1989 Plan are exercisable at a price established by the Board of Directors which shall not be less than 85% of the market value on the date of grant for a period determined by the Board of Directors, but not to exceed 10 years for incentive stock options, as defined.

    The status of the stock option plans at March 31 was as follows:

                                                                 NUMBER OF         PRICE
                                                                  SHARES           RANGE
                                                                -----------  ------------------
Outstanding at April 1, 1992..................................     279,490   $    5.25 - $11.00
  Granted.....................................................      75,509       10.75 -  14.75
  Exercised...................................................      (3,000)         9.25
  Cancelled...................................................      (8,000)       5.25 -   7.75
                                                                -----------  ------------------
Outstanding at March 31, 1993.................................     343,999        5.25 -  14.75
  Granted.....................................................       8,132       17.25 -  18.75
  Exercised...................................................      (7,789)       5.25 -  10.75
  Cancelled...................................................      (4,200)       5.25 -  10.75
                                                                -----------  ------------------
Outstanding at March 31, 1994.................................     340,142        5.25 -  18.75
  Granted.....................................................      48,517       15.50 -  17.50
  Exercised...................................................     (11,630)       5.25 -  14.75
  Cancelled...................................................      (4,886)       5.25 -  17.25
                                                                -----------  ------------------
Outstanding at March 31, 1995.................................     372,143   $    5.25 - $18.75
                                                                -----------  ------------------
                                                                -----------  ------------------
Shares exercisable at March 31, 1995..........................     325,226   $    5.25 - $18.75
                                                                -----------  ------------------
                                                                -----------  ------------------

                          NORTHLAND CRANBERRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                   YEARS ENDED MARCH 31, 1995, 1994 AND 1993

10. INCOME TAXES
    The provision for income taxes is as follows:

                                                       1995           1994           1993
                                                   -------------  -------------  -------------
Currently payable --
  Federal........................................  $     141,000  $   1,875,000  $      70,000
Deferred:
  Federal........................................        721,000       (338,000)       896,000
  State..........................................        189,000        380,000        244,000
                                                   -------------  -------------  -------------
                                                         910,000         42,000      1,140,000
                                                   -------------  -------------  -------------
                                                   $   1,051,000  $   1,917,000  $   1,210,000
                                                   -------------  -------------  -------------
                                                   -------------  -------------  -------------

    The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of March 31 consist of the following:

                                                                      1995           1994
                                                                 --------------  -------------
Deferred tax assets:
  Tax loss carryforwards.......................................  $    2,539,000  $   1,795,000
  AMT tax credits and other carryforwards......................       2,008,000      1,972,000
                                                                 --------------  -------------
                                                                      4,547,000      3,767,000
                                                                 --------------  -------------
Deferred tax liabilities:
  Cranberry sales..............................................         986,000        815,000
  Depreciation and amortization................................       9,411,000      7,892,000
                                                                 --------------  -------------
                                                                     10,397,000      8,707,000
                                                                 --------------  -------------
Net deferred tax liability.....................................  $    5,850,000  $   4,940,000
                                                                 --------------  -------------
                                                                 --------------  -------------

    At March 31, 1995, the Company has net operating loss carryforwards for Federal income tax purposes of approximately $6,475,000 expiring in varying amounts from 2005 through 2010.

    A reconciliation of the Federal statutory income tax rate to the effective income tax rate is as follows:

                                                                      1995         1994         1993
                                                                   -----------  -----------  -----------
Statutory tax rate...............................................       34.0%        34.0%        34.0%
State income taxes, net of Federal tax benefit...................        5.3          5.2          5.4
Other, net.......................................................         .6           .2          (.8)
                                                                         ---          ---          ---
Effective tax rate...............................................       39.9%        39.4%        38.6%
                                                                         ---          ---          ---
                                                                         ---          ---          ---

11. LEASE COMMITMENTS
    On September 13, 1993, the Company entered into a lease ("Interim Lease") pursuant to which the Company conditionally agreed to acquire two productive cranberry bogs and certain of the associated assets of United Cape Cod Cranberry Limited Partnership ("UCCC"). The acquisition is contingent upon certain conditions including UCCC obtaining a court-approved agreement with the United States Environmental Protection Agency ("EPA") to release certain acreage being acquired from ongoing litigation instituted by the EPA. Pending obtaining such a court-approved agreement with the EPA the Company agreed to lease the bogs and associated assets on an interim basis. The term of the Interim Lease extends until the Company acquires the assets. The purchase price for the

                          NORTHLAND CRANBERRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                   YEARS ENDED MARCH 31, 1995, 1994 AND 1993

11. LEASE COMMITMENTS (CONTINUED)
assets will be approximately $14,700,000. During fiscal 1995, the issues related to the EPA were satisfactorily resolved and the Company completed the purchase in early fiscal 1996. Under the Interim Lease, the Company paid all operating expenses associated with the assets and semi-annual lease payments on September 1 and March 1 of each lease year. After the first lease year, each semi-annual lease payment was accompanied by a $500,000 nonrefundable purchase price deposit on the assets. Lease payments and nonrefundable purchase price deposits of $2,372,438 and $1,078,420 were made during the years ended March 31, 1995 and 1994, respectively. Assets under the lease which were not contingent upon an agreement with the EPA were recorded similar to a capital lease with the assets and related obligation recorded at the estimated purchase price of $10,685,000. The acres which were contingent upon an agreement with the EPA (approximately 119 acres) have not been recorded on the balance sheet. The costs associated with leasing these acres have been charged to rent expense.

    During fiscal 1994, the Company entered into an agreement to lease the freezer portion of their cold storage facility to another Company ("Lessee"). Lease payments of $115,236 are to be received annually through October 1, 2008 and a payment of $1.00 is due on October 1, 2009 and 2010. The lessee purchased and installed the refrigeration system in the cold storage facility and will lease a portion of this system back to the Company. Payments of $50,304 are due annually through October 1, 2008 and a payment of $1.00 is due on October 1, 2009 and 2010. The Company has guaranteed that the annual revenues the lessee will receive from the operation of the freezer will equal or exceed guaranteed operating expenses, as defined in the agreement. The Company has the right to terminate the lease on September 30, 2000 or September 30, 2005. If the lease is terminated on one of these dates a termination fee of $225,000 or $112,500, respectively, must be paid to the lessee. The lessee has the right to terminate the lease on September 30, 1996 or on September 30 of any operating year thereafter without any termination fees. Upon termination of the lease agreement by either party, the Company is required to purchase the refrigeration system from the lessee.

    On August 31, 1992, the Company exercised its option purchase agreements with Crawford Creek Cranberry Co., Inc. and White Creek Cranberry Corporation to acquire substantially all of the assets of the marshes for $3,051,000 cash.

    On September 5, 1991 the Company entered into a net lease with Equitable Life Assurance Society of the United States ("Equitable") for Cranberry Hills premises, a cranberry marsh, which Equitable purchased on May 3, 1991 from Cranberry Hills Partnership ("Cranberry Hills"), a partnership controlled by the Company's president and two directors. The lease, which expires December 31, 2000, provides for rent payments of $284,625 in year one and increasing to $380,875 in year nine with a final payment of $214,906 on June 1, 2000. The lease grants the Company a right of first refusal to purchase the leased premises or to renew the lease on terms Equitable is prepared to accept from a bona fide third party. The purchase agreement also provides for payments to Cranberry Hills of 25% of the premises income, if any, during the term of the lease with Equitable. The amount expensed in fiscal 1995, 1994 and 1993 was $8,973, $86,999 and $11,623, respectively.

    On April 10, 1990, the Company acquired leasehold interests in two cranberry marshes in Nantucket, Massachusetts. The leasehold interests were being amortized over the remaining seven-year lease term. On March 31, 1994 the Company entered into a new agreement which extends the lease term through November 30, 2003. The unamortized cost of the leasehold interests are being amortized over the extended lease term on a straight-line basis. The effect of amortizing the leasehold interests over the extended lease term is a decrease in annual amortization expense of approximately $275,000 in fiscal 1994. Accumulated amortization of the leasehold interests at March 31, 1995 and

                          NORTHLAND CRANBERRIES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                   YEARS ENDED MARCH 31, 1995, 1994 AND 1993

11. LEASE COMMITMENTS (CONTINUED)
1994 was $786,176 and $628,293, respectively. Rental payments are based on 20 percent of gross cash receipts from agricultural production, subject to certain minimums which are dependent upon the state-wide average crop yield. Rent expense for the years ended March 31, 1995, 1994 and 1993 was $338,984, $240,514 and $99,639, respectively.

    The future minimum annual payments on noncancellable operating lease agreements for land, buildings and vehicles for fiscal years ending March 31, are as follows:

1996...........................  $  937,000
1997...........................     926,000
1998...........................     950,000
1999...........................     678,000
2000...........................     421,000
Thereafter.....................     642,000
                                 ----------
                                 $4,554,000
                                 ----------
                                 ----------

    The above table does not include any amounts for potential minimum payments under the Nantucket leasehold interest described above, because such amounts, if any, are not presently determinable.

12. RELATED PARTY TRANSACTIONS
    Prior to fiscal 1993, the Company leased three "hired hand" residences located near its Nantucket marsh which were owned by a former director of the Company. Two of these residences were purchased by the Company in fiscal 1993 for $425,000. Rental expense for these residences totaled $21,600 in fiscal 1994 and $41,381 in fiscal 1993.

    On May 25, 1993, the Company purchased an office building from Cranberries Limited for $80,000. Cranberries Limited is a S-Corp controlled by the Company's president.

    The Company sold approximately $35,000 and $314,000 of vine clippings from its Wisconsin marshes to former directors of the Company in fiscal 1994 and 1993, respectively.

    The Company purchased approximately $155,000 of irrigation equipment in fiscal 1993 from a corporation controlled by one of the Company's former directors.

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION OR IN ANY CIRCUMSTANCES WHERE SUCH OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................           7
Use of Proceeds................................          14
Capitalization.................................          15
Price Range of Class A Common Stock and
 Dividends.....................................          16
Selected Consolidated Financial and Statistical
 Data..........................................          17
Management's Discussion and Analysis of Results
 of Operations and Financial Condition.........          18
Business.......................................          25
Management.....................................          46
Stock Ownership of Management and Others.......          52
Description of Capital Stock...................          54
Underwriting...................................          58
Legal Matters..................................          59
Experts........................................          59
Available Information..........................          59
Incorporation of Certain Information by
 Reference.....................................          60
Index to Consolidated Financial Statements.....         F-1

                                2,000,000 SHARES

                                     [LOGO]

                              CLASS A COMMON STOCK

                                 -------------

                                   PROSPECTUS
                                 -------------

                                 DAIN BOSWORTH

                                  Incorporated

                               PIPER JAFFRAY INC.

                                          , 1995

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The expenses in connection with the issuance and distribution of the securities offered hereby, other than the underwriting discount, are estimated to be as follows (except that the SEC registration fee, NASD filing fee and Nasdaq listing fee are not estimates):

SEC Registration Fee.............................................  $  13,794
NASD Filing Fee..................................................      4,500
Nasdaq Listing Fee...............................................     17,500
Legal Fees and Expenses..........................................    150,000
Blue Sky Fees and Expenses.......................................      5,000
Accounting Fees and Expenses.....................................     40,000
Printing Expenses................................................    100,000
Transfer Agent Fees..............................................      2,500
Miscellaneous....................................................     16,706
                                                                   ---------
    Total........................................................  $ 350,000
                                                                   ---------
                                                                   ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Pursuant to Sections 180.0850 to 180.0858 of the Wisconsin Business Corporation Law, directors and officers of the Company are entitled to mandatory indemnification from the Company against certain liabilities and expenses (i) to the extent such officers or directors are successful in the defense of a proceeding and (ii) in proceedings in which the director or officer is not successful in the defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his duties to the Company and such breach or failure constituted: (a) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of the criminal law unless the director or officer, had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. Section 180.0859 of the Wisconsin Business Corporation Law specifically states that it is the public policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted under Sections 180.0850 to 180.0858 as described above. Additionally, under Section
180.0828 of the Wisconsin Business Corporation Law, directors of the Company are not subject to personal liability to the Company, its shareholders or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status as such directors, except in circumstances paralleling those in subparagraphs (a) through (d) outlined above. The Company's By-laws require indemnification of the Company's directors and officers to the fullest extent permitted by the Wisconsin Business Corporation Law. The indemnification rights provided as set forth above are not exclusive of any other rights to which a director or an officer of the Company may be entitled.

    The   Company   also   maintains   an   insurance   policy   which  provides
indemnification for officers and directors against certain liabilities.

    The Underwriting Agreement provides that the Underwriters will indemnify the Company and its directors and officers against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or will contribute to payments which may be made in respect thereof.

    The  general  effect  of   the  foregoing  provisions   is  to  reduce   the
circumstances in which an officer or director may be required to bear the economic burdens of the foregoing liabilities and expenses.

ITEM 16.  EXHIBITS.

    The following exhibits have been filed (except where otherwise indicated) as part of this Registration Statement:

EXHIBIT NO.                                              EXHIBIT
- -----------  ------------------------------------------------------------------------------------------------
     1.0     Proposed Form of Underwriting Agreement.
     3.1     Articles of Incorporation, as amended. [Incorporated by reference to Exhibit 3.1 to the
              Company's Form 10-K for the fiscal year ended March 31, 1992.]
     3.2     By-Laws of the Company, as amended and restated. [Incorporated by reference to Exhibit 3.2 to the Company's Form 10-K for the fiscal year ended March 31, 1995.]
     3.3     Proposed Amendment to Articles of Incorporation for consideration at 1995 Annual Shareholders meeting. [Incorporated by reference to Exhibit 3.3 to the Company's Form 10-K for the fiscal year ended March 31, 1995.]
     4.1     Article IV of the Company's Articles of Incorporation, as amended. [Incorporated by reference to
              Exhibit 3.1 to the Company's Form 10-K for the fiscal year ended March 31, 1992.]
     4.2     Credit Agreement, dated August 31, 1994, between the Company and Harris Trust & Savings Bank.
              [Incorporated by reference to Exhibit 4.2 to the Company's Form 10-K for the fiscal year ended
              March 31, 1995.]
     4.3     Security Agreement Re: Equipment, dated August 31, 1994, between the Company and Harris Trust &
              Savings Bank. [Incorporated by reference to Exhibit 4.3 to the Company's Form 10-K for the fiscal year ended March 31, 1995.]
     4.4     Security Agreement Re: Crops, dated August 31, 1994, between the Company and Harris Trust &
              Savings Bank. [Incorporated by reference to Exhibit 4.4 to the Company's Form 10-K for the fiscal year ended March 31, 1995.]
     4.5     Mortgage and Security Agreement with Assignment of Rents, dated August 31, 1994, between the
              Company and Harris Trust & Savings Bank. [Incorporated by reference to Exhibit 4.5 to the
              Company's Form 10-K for the fiscal year ended March 31, 1995.]
     4.6     Mortgage and Security Agreement with Assignment of Rents, dated August 31, 1994, between the
              Company and Harris Trust & Savings Bank. [Incorporated by reference to Exhibit 4.6 to the
              Company's Form 10-K for the fiscal year ended March 31, 1995.]
     4.7     Secured Promissory Note, dated as of June 14, 1989, issued by the Company to The Equitable Life
              Assurance Society of the United States. [Incorporated by reference to Exhibit 10.1 to the
              Company's Form 8-K dated July 7, 1989.]
     4.8     Mortgage and Security Agreement, dated as of June 14, 1989, from the Company to The Equitable
              Life Assurance Society of the United States. [Incorporated by reference to Exhibit 10.2 to the
              Company's Form 8-K dated July 7, 1989.]
     4.9     Mortgage and Security Agreement, dated as of July 9, 1993, between the Company and The Equitable
              Life Assurance Society of the United States. [Incorporated by reference to Exhibit 4.8 to the
              Company's Form 10-Q dated November 12, 1993.]
     4.10    Modification Agreement, dated as of July 9, 1993, between the Company and The Equitable Life
              Assurance Society of the United States. [Incorporated by reference to Exhibit 4.9 to the
              Company's Form 10-Q dated November 12, 1993.]

EXHIBIT NO.                                              EXHIBIT
- -----------  ------------------------------------------------------------------------------------------------
     4.11    First Amendment to Credit Agreement, dated June 6, 1995, between the Company and Harris Trust &
              Savings Bank. [Incorporated by reference to Exhibit 4.11 to the Company's Form 10-K for the fiscal year ended March 31, 1995.]
     4.12    Revolving Credit Note, dated June 6, 1995, between the Company and Harris Trust & Savings Bank.
              [Incorporated by reference to Exhibit 4.12 to the Company's Form 10-K for the fiscal year ended
              March 31, 1995.]
     4.13    Term Credit Note One, dated June 6, 1995, between the Company and Harris Trust & Savings Bank.
              [Incorporated by reference to Exhibit 4.13 to the Company's Form 10-K for the fiscal year ended
              March 31, 1995.]
     4.14    Term Credit Note Two, dated June 6, 1995, between the Company and Harris Trust & Savings Bank.
              [Incorporated by reference to Exhibit 4.14 to the Company's Form 10-K for the fiscal year ended
              March 31, 1995.]
     4.15    Term Credit Note Three, dated June 6, 1995, between the Company and Harris Trust & Savings Bank.
              [Incorporated by reference to Exhibit 4.15 to the Company's Form 10-K for the fiscal year ended
              March 31, 1995.]
     4.16    Acquisition Credit Note, dated June 6, 1995, between the Company and Harris Trust & Savings
              Bank. [Incorporated by reference to Exhibit 4.16 to the Company's Form 10-K for the fiscal year ended March 31, 1995.]
     4.17    First Supplement to Security Agreement re: Crops, dated June 6, 1995, between the Company and
              Harris Trust & Savings Bank. [Incorporated by reference to Exhibit 4.17 to the Company's Form
              10-K for the fiscal year ended March 31, 1995.]
     4.18    First Supplement to Security Agreement re: Equipment, dated June 6, 1995, between the Company and Harris Trust & Savings Bank. [Incorporated by reference to Exhibit 4.18 to the Company's
              Form 10-K for the fiscal year ended March 31, 1995.]
     4.19    Mortgage and Security Agreement with Assignment of Rents, dated June 6, 1995, between the
              Company and Harris Trust & Savings Bank. [Incorporated by reference to Exhibit 4.19 to the
              Company's Form 10-K for the fiscal year ended March 31, 1995.]
     4.20    Mortgage and Security Agreement with Assignment of Rents, dated June 6, 1995, between the
              Company and Harris Trust & Savings Bank. [Incorporated by reference to Exhibit 4.20 to the
              Company's Form 10-K for the fiscal year ended March 31, 1995.]
     4.21    First Supplement to Mortgage and Security Agreement with Assignment of Rents, dated June 6,
              1995, between the Company and Harris Trust & Savings Bank. [Incorporated by reference to
              Exhibit 4.21 to the Company's Form 10-K for the fiscal year ended March 31, 1995.]
     4.22    First Supplement to Mortgage and Security Agreement with Assignment of Rents, dated June 6,
              1995, between the Company and Harris Trust & Savings Bank. [Incorporated by reference to
              Exhibit 4.22 to the Company's Form 10-K for the fiscal year ended March 31, 1995.]
     4.23    Secured Promissory Note dated July 9, 1993 between the Company and The Equitable Life Assurance
              Society of the United States. [Incorporated by reference to Exhibit 4.23 to the Company's Form
              10-K for the fiscal year ended March 31, 1995.]

EXHIBIT NO.                                              EXHIBIT
- -----------  ------------------------------------------------------------------------------------------------
     4.24    Stock Pledge dated July 9, 1993 between the Company and The Equitable Life Assurance Society of
              the United States. [Incorporated by reference to Exhibit 4.24 to the Company's Form 10-K for the fiscal year ended March 31, 1995.]
     5.0     Opinion of Foley & Lardner regarding validity of shares.
     9.1     Voting Trust Agreement, dated as of June 19, 1987, among John Swendrowski, LeRoy J. Miles,
              Lawrence R. Kem, Susan Swendrowski, Bette Miles, Barbara Kem, Cranberries Limited, Inc. and Kem
              Cranberries, Inc. [Incorporated by reference to Exhibit 9.1 to the Company's Form S-1
              Registration Statement (Reg. No. 33-15383).]
     9.2     Amendment to Voting Trust Agreement, dated October 30, 1992. [Incorporated by reference to
              Exhibit 9.4 to the Company's Form 10-K for the fiscal year ended March 31, 1993.]
     9.3     Swendrowski Voting Trust Termination Letter dated January 18, 1995 [Incorporated by reference to
              Exhibit 9.3 to the Company's Form 10-K for the fiscal year ended March 31, 1995.]
     9.4     Lawton Voting Trust Termination Letter dated April 10, 1995 [Incorporated by reference to
              Exhibit 9.4 to the Company's Form 10-K for the fiscal year ended March 31, 1995.]
     9.5     Hawk Voting Trust Termination Letter dated March 4, 1994 [Incorporated by reference to Exhibit
              9.5 to the Company's Form 10-K for the fiscal year ended March 31, 1995.]
    10.1     Supply Agreement, dated June 11, 1992, between the Company and Cliffstar Corporation, including associated standby letter of credit dated June 11, 1992 issued by Marine Midland Bank, N.A.
              [Incorporated by reference to Exhibit 10.1 to the Company's Form 10-K for the fiscal year ended
              March 31, 1992.]
    10.2     Supply Agreement, dated June 11, 1992, as amended June 18, 1992, between the Company and Clement
              Pappas & Co. Inc. including the associated initial standby letter of credit dated June 18, 1992 issued by the National Bank of Canada (New York.) [Incorporated by reference to Exhibit 10.2 to the Company's Form 10-K for the fiscal year ended March 31, 1992.]
    10.3     First Amendment to Supply Agreement dated June 28, 1993 between the Company and Cliffstar
              Corporation. [Incorporated by reference to Exhibit 10.3 to the Company's Form 10-K for the fiscal year ended March 31, 1994.]
    10.4     First Amendment to Supply Agreement dated June 30, 1993 between the Company and Clement Pappas &
              Co., Inc. [Incorporated by reference to Exhibit 10.4 to the Company's Form 10-K for the fiscal year ended March 31, 1994.]
    10.5     1987 Stock Option Plan, dated June 2, 1987, as amended. [Incorporated by reference to Exhibit
              10.5 to the Company's Form 10-K for the fiscal year ended December 31, 1987.]
    10.6     Forms of Stock Option Agreement, as amended, under 1987 Stock Option Plan. [Incorporated by reference to Exhibit 10.6 to the Company's Form 10-K for the fiscal year ended December 31,
              1987.]
    10.7     1989 Stock Option Plan, as amended. [Incorporated by reference to Exhibit 4.4 to the Company's
              Form S-8 Registration Statement (Reg. No. 33-32525).]

EXHIBIT NO.                                              EXHIBIT
- -----------  ------------------------------------------------------------------------------------------------
    10.8     Forms of Stock Option Agreements under the 1989 Stock Option Plan, as amended. [Incorporated by reference to Exhibits 4.5-4.8 to the Company's Form S-8 Registration Statement (Reg. No.
              33-32525).]
    10.9     Lease Agreement dated September 5, 1991 between The Equitable Life Assurance Society of the
              United States and the Company. [Incorporated by reference to Exhibit 10.13 to the Company's
              Form 10-K for the fiscal year ended March 31, 1992.]
    10.10    Agreement dated September 5, 1991 between the Company and Cranberry Hills Partnership.
              [Incorporated by reference to Exhibit 10.14 to the Company's Form 10-K for the fiscal year ended March 31, 1992.]
    10.11    Lease, dated March 31, 1994 between Nantucket Conservation Foundation, Inc. and the Company.
              [Incorporated by reference to Exhibit 10.11 to the Company's Form 10-K for the fiscal year ended March 31, 1994.]
    10.12    Key Executive Employment and Severance Agreement dated as of May 8, 1992 between the Company and
              John Swendrowski. [Incorporated by reference to Exhibit 10.25 to the Company's Form 10-K for the fiscal year ended March 31, 1992.]
    10.13    Northland Cranberries, Inc. 1992 Executive Incentive Bonus Plan, as amended. [Incorporated by reference to Exhibit 10.13 to the Company's Form 10-K for the fiscal year ended March 31,
              1995.]
    10.14    Agreement dated June 15, 1992 between the Company and Bord na Mona. [Incorporated by reference to Exhibit 10.27 to the Company's Form 10-K for the fiscal year ended March 31, 1992.]
    10.15    Lease dated September 13, 1993 between the Company and United Cape Cod Cranberry Limited
              Partnership, including the form of Purchase and Sale Agreement attached as Exhibit D thereto.
              [Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K dated September 27, 1993.]
    10.16    Northland Cranberries, Inc. proposed 1995 Stock Option Plan. [Incorporated by reference to
              Exhibit 10.16 to the Company's Form 10-K for the fiscal year ended March 31, 1995.]
    21       Subsidiary of the Company. [Incorporated by reference to Exhibit 22 to the Company's Form 10-K for the fiscal year ended March 31, 1992.]
    23.1     Consent of Deloitte & Touche LLP.
    23.2     Consent of Foley & Lardner (contained in Exhibit 5.0).
    24       Powers of Attorney (included on signature page to this Registration Statement).
    25       Financial Data Schedule

ITEM 17.  UNDERTAKINGS.

    (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (b) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wisconsin Rapids, State of Wisconsin, on June 29, 1995.

                                          NORTHLAND CRANBERRIES, INC.

                                          By:        /s/ JOHN SWENDROWSKI

                                             -----------------------------------
                                                      John Swendrowski
                                                PRESIDENT AND CHIEF EXECUTIVE
                                                           OFFICER

    Each person whose signature appears below constitutes and appoints John Swendrowski and Jeffrey J. Jones and each of them individually, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
Registration Statement has been signed as of the date above by the following persons in the capacities indicated.

                                              President, Chief
                                               Executive Officer and
                 /s/ JOHN SWENDROWSKI          Director (Principal
- -------------------------------------------    Executive Officer and
              John Swendrowski                 Principal Financial
                                               Officer)

                  /s/ JOHN A. PAZUREK         Vice President-Finance
- -------------------------------------------    and Treasurer (Principal
              John A. Pazurek                  Accounting Officer)

                   /s/ LEROY J. MILES         Director
- -------------------------------------------
               LeRoy J. Miles

                /s/ PATRICK F. BRENNAN        Director
- -------------------------------------------
             Patrick F. Brennan

                   /s/ ROBERT E. HAWK         Director
- -------------------------------------------
               Robert E. Hawk

                  /s/ JEFFREY J. JONES        Director
- -------------------------------------------
              Jeffrey J. Jones

                /s/ JEROLD D. KAMINSKI        Director
- -------------------------------------------
             Jerold D. Kaminski

                  /s/ JOHN C. SERAMUR         Director
- -------------------------------------------
              John C. Seramur

                          NORTHLAND CRANBERRIES, INC.
                        FORM S-2 REGISTRATION STATEMENT
                                 EXHIBIT INDEX

                                                                                                       SEQUENTIAL PAGE
EXHIBIT NO.                                        DESCRIPTION                                               NO.
- -----------  ---------------------------------------------------------------------------------------  -----------------
      1.0    Proposed Form of Underwriting Agreement.
      3.1    Articles of Incorporation, as amended. [Incorporated by reference to Exhibit 3.1 to the
              Company's Form 10-K for the fiscal year ended March 31, 1992.]                                    N/A
      3.2    By-Laws of the Company, as amended and restated. [Incorporated by reference to Exhibit
              3.2 to the Company's Form 10-K for the fiscal year ended March 31, 1994]                          N/A
      3.3    Proposed Amendment to Articles of Incorporation for consideration at 1995 Annual
              Shareholders meeting. [Incorporated by reference to Exhibit 3.3 to the Company's Form
              10-K for the fiscal year ended March 31, 1995.]                                                   N/A
      4.1    Article IV of the Company's Articles of Incorporation, as amended. [Incorporated by reference to Exhibit 3.1 to the Company's Form 10-K for the fiscal year ended March
              31, 1992.]                                                                                        N/A
      4.2    Credit Agreement, dated August 31, 1994, between the Company and Harris Trust & Savings
              Bank. [Incorporated by reference to Exhibit 4.2 to the Company's Form 10-K for the
              fiscal year ended March 31, 1995.]                                                                N/A
      4.3    Security Agreement Re: Equipment, dated August 31, 1994, between the Company and Harris
              Trust & Savings Bank. [Incorporated by reference to Exhibit 4.3 to the Company's Form
              10-K for the fiscal year ended March 31, 1995.]                                                   N/A
      4.4    Security Agreement Re: Crops, dated August 31, 1994, between the Company and Harris
              Trust & Savings Bank. [Incorporated by reference to Exhibit 4.4 to the Company's Form
              10-K for the fiscal year ended March 31, 1995.]                                                   N/A
      4.5    Mortgage and Security Agreement with Assignment of Rents, dated August 31, 1994, between the Company and Harris Trust & Savings Bank. [Incorporated by reference to
              Exhibit 4.5 to the Company's Form 10-K for the fiscal year ended March 31, 1995.]                 N/A
      4.6    Mortgage and Security Agreement with Assignment of Rents, dated August 31, 1994, between the Company and Harris Trust & Savings Bank. [Incorporated by reference to
              Exhibit 4.6 to the Company's Form 10-K for the fiscal year ended March 31, 1995.]                 N/A
      4.7    Secured Promissory Note, dated as of June 14, 1989, issued by the Company to The
              Equitable Life Assurance Society of the United States. [Incorporated by reference to
              Exhibit 10.1 to the Company's Form 8-K dated July 7, 1989.]                                       N/A
      4.8    Mortgage and Security Agreement, dated as of June 14, 1989, from the Company to The
              Equitable Life Assurance Society of the United States. [Incorporated by reference to
              Exhibit 10.2 to the Company's Form 8-K dated July 7, 1989.]                                       N/A
      4.9    Mortgage and Security Agreement dated July 9, 1993, between the Company and The
              Equitable Life Assurance Society of the United States. [Incorporated by reference to
              Exhibit 4.8 to the Company's Form 10-Q dated November 12, 1993.]                                  N/A
      4.10   Modification Agreement, dated as of July 9, 1993, between the Company and The Equitable
              Life Assurance Society of the United States. [Incorporated by reference to Exhibit 4.9
              to the Company's Form 10-Q dated November 12, 1993.]                                              N/A

                                                                                                       SEQUENTIAL PAGE
EXHIBIT NO.                                        DESCRIPTION                                               NO.
- -----------  ---------------------------------------------------------------------------------------  -----------------
      4.11   First Amendment to Credit Agreement, dated June 6, 1995, between the Company and Harris
              Trust & Savings Bank. [Incorporated by reference to Exhibit 4.11 to the Company's Form
              10-K for the fiscal year ended March 31, 1995.]                                                   N/A
      4.12   Revolving Credit Note, dated June 6, 1995, between the Company and Harris Trust &
              Savings Bank. [Incorporated by reference to Exhibit 4.12 to the Company's Form 10-K
              for the fiscal year ended March 31, 1995.]                                                        N/A
      4.13   Term Credit Note One, dated June 6, 1995, between the Company and Harris Trust &
              Savings Bank. [Incorporated by reference to Exhibit 4.13 to the Company's Form 10-K
              for the fiscal year ended March 31, 1995.]                                                        N/A
      4.14   Term Credit Note Two, dated June 6, 1995, between the Company and Harris Trust &
              Savings Bank. [Incorporated by reference to Exhibit 4.14 to the Company's Form 10-K
              for the fiscal year ended March 31, 1995.]                                                        N/A
      4.15   Term Credit Note Three, dated June 6, 1995, between the Company and Harris Trust &
              Savings Bank. [Incorporated by reference to Exhibit 4.15 to the Company's Form 10-K
              for the fiscal year ended March 31, 1995.]                                                        N/A
      4.16   Acquisition Credit Note, dated June 6, 1995, between the Company and Harris Trust &
              Savings Bank. [Incorporated by reference to Exhibit 4.16 to the Company's Form 10-K
              for the fiscal year ended March 31, 1995.]                                                        N/A
      4.17   First Supplement to Security Agreement re: Crops, dated June 6, 1995, between the
              Company and Harris Trust & Savings Bank. [Incorporated by reference to Exhibit 4.17 to
              the Company's Form 10-K for the fiscal year ended March 31, 1995.]                                N/A
      4.18   First Supplement to Security Agreement re: Equipment, dated June 6, 1995, between the
              Company and Harris Trust & Savings Bank. [Incorporated by reference to Exhibit 4.18 to
              the Company's Form 10-K for the fiscal year ended March 31, 1995.]                                N/A
      4.19   Mortgage and Security Agreement with Assignment of Rents, dated June 6, 1995, between the Company and Harris Trust & Savings Bank. [Incorporated by reference to Exhibit
              4.19 to the Company's Form 10-K for the fiscal year ended March 31, 1995.]                        N/A
      4.20   Mortgage and Security Agreement with Assignment of Rents, dated June 6, 1995, between the Company and Harris Trust & Savings Bank. [Incorporated by reference to Exhibit
              4.20 to the Company's Form 10-K for the fiscal year ended March 31, 1995.]                        N/A
      4.21   First Supplement to Mortgage and Security Agreement with Assignment of Rents, dated
              June 6, 1995, between the Company and Harris Trust & Savings Bank. [Incorporated by
              reference to Exhibit 4.21 to the Company's Form 10-K for the fiscal year ended March
              31, 1995.]                                                                                        N/A
      4.22   First Supplement to Mortgage and Security Agreement with Assignment of Rents, dated
              June 6, 1995, between the Company and Harris Trust & Savings Bank. [Incorporated by
              reference to Exhibit 4.22 to the Company's Form 10-K for the fiscal year ended March
              31, 1995.]                                                                                        N/A
      4.23   Secured Promissory Note dated July 9, 1993 between the Company and The Equitable Life
              Assurance Society of the United States. [Incorporated by reference to Exhibit 4.23 to
              the Company's Form 10-K for the fiscal year ended March 31, 1995.]                                N/A

                                                                                                       SEQUENTIAL PAGE
EXHIBIT NO.                                        DESCRIPTION                                               NO.
- -----------  ---------------------------------------------------------------------------------------  -----------------
      4.24   Stock Pledge dated July 9, 1993 between the Company and The Equitable Life Assurance
              Society of the United States. [Incorporated by reference to Exhibit 4.24 to the
              Company's Form 10-K for the fiscal year ended March 31, 1995.]                                    N/A
      5.0    Opinion of Foley & Lardner regarding validity of shares.
      9.1    Voting Trust Agreement, dated as of June 19, 1987, among John Swendrowski, LeRoy J.
              Miles, Lawrence R. Kem, Susan Swendrowski, Bette Miles, Barbara Kem, Cranberries
              Limited, Inc. and Kem Cranberries, Inc. [Incorporated by reference to Exhibit 9.1 to
              the Company's Form S-1 Registration Statement (Reg. No. 33-15383).]                               N/A
      9.2    Amendment to Voting Trust Agreement, dated October 30, 1992. [Incorporated by reference
              to Exhibit 9.4 to the Company's Form 10-K for the fiscal year ended March 31, 1993.]              N/A
      9.3    Swendrowski Voting Trust Termination Letter dated January 18, 1995 [Incorporated by reference to Exhibit 9.3 to the Company's Form 10-K for the fiscal year ended March
              31, 1995.]                                                                                        N/A
      9.4    Lawton Voting Trust Termination Letter dated April 10, 1995 [Incorporated by reference
              to Exhibit 9.4 to the Company's Form 10-K for the fiscal year ended March 31, 1995.]              N/A
      9.5    Hawk Voting Trust Termination Letter dated March 4, 1994 [Incorporated by reference to
              Exhibit 9.5 to the Company's Form 10-K for the fiscal year ended March 31, 1995.]                 N/A
     10.1    Supply Agreement, dated June 11, 1992, between the Company and Cliffstar Corporation, including associated standby letter of credit dated June 11, 1992 issued by Marine
              Midland Bank, N.A. [Incorporated by reference to Exhibit 10.1 to the Company's Form
              10-K for the fiscal year ended March 31, 1992.]                                                   N/A
     10.2    Supply Agreement, dated June 11, 1992, as amended June 18, 1992, between the Company and Clement Pappas & Co. Inc. including the associated initial standby letter of credit dated June 18, 1992 issued by the National Bank of Canada (New York.)
              [Incorporated by reference to Exhibit 10.2 to the Company's Form 10-K for the fiscal
              year ended March 31, 1992.]                                                                       N/A
     10.3    First Amendment to Supply Agreement dated June 28, 1993 between the Company and
              Cliffstar Corporation. [Incorporated by reference to Exhibit 10.3 to the Company's
              Form 10-K for the fiscal year ended March 31, 1994.]                                              N/A
     10.4    First Amendment to Supply Agreement dated June 30, 1993 between the Company and Clement
              Pappas & Co., Inc. [Incorporated by reference to Exhibit 10.4 to the Company's Form
              10-K for the fiscal year ended March 31, 1994.]                                                   N/A
     10.5    1987 Stock Option Plan, dated June 2, 1987, as amended. [Incorporated by reference to
              Exhibit 10.5 to the Company's Form 10-K for the fiscal year ended December 31, 1987.]             N/A
     10.6    Forms of Stock Option Agreement, as amended, under 1987 Stock Option Plan.
              [Incorporated by reference to Exhibit 10.6 to the Company's Form 10-K for the fiscal
              year ended December 31, 1987.]                                                                    N/A
     10.7    1989 Stock Option Plan, as amended. [Incorporated by reference to Exhibit 4.4 to the
              Company's Form S-8 Registration Statement (Reg. No. 33-32525).]                                   N/A
     10.8    Forms of Stock Option Agreements under the 1989 Stock Option Plan, as amended.
              [Incorporated by reference to Exhibits 4.5-4.8 to the Company's Form S-8 Registration
              Statement (Reg. No. 33-32525).]                                                                   N/A

                                                                                                       SEQUENTIAL PAGE
EXHIBIT NO.                                        DESCRIPTION                                               NO.
- -----------  ---------------------------------------------------------------------------------------  -----------------
     10.9    Lease Agreement dated September 5, 1991 between The Equitable Life Assurance Society of the United States and the Company. [Incorporated by reference to Exhibit 10.13 to the
              Company's Form 10-K for the fiscal year ended March 31, 1992.]                                    N/A
     10.10   Agreement dated September 5, 1991 between the Company and Cranberry Hills Partnership.
              [Incorporated by reference to Exhibit 10.14 to the Company's Form 10-K for the fiscal
              year ended March 31, 1992.]                                                                       N/A
     10.11   Lease, dated March 31, 1994 between Nantucket Conservation Foundation, Inc. and the
              Company. [Incorporated by reference to Exhibit 10.11 to the Company's Form 10-K for
              the fiscal year ended March 31, 1994.]                                                            N/A
     10.12   Key Executive Employment and Severance Agreement dated as of May 8, 1992 between the
              Company and John Swendrowski. [Incorporated by reference to Exhibit 10.25 to the
              Company's Form 10-K for the fiscal year ended March 31, 1992.]                                    N/A
     10.13   Northland Cranberries, Inc. 1992 Executive Incentive Bonus Plan, as amended.
              [Incorporated by reference to Exhibit 10.13 to the Company's Form 10-K for the fiscal
              year ended March 31, 1995.]                                                                       N/A
     10.14   Agreement dated June 15, 1992 between the Company and Bord na Mona. [Incorporated by reference to Exhibit 10.27 to the Company's Form 10-K for the fiscal year ended March
              31, 1992.]                                                                                        N/A
     10.15   Lease dated September 13, 1993 between the Company and United Cape Cod Cranberry
              Limited Partnership, including the form of Purchase and Sale Agreement attached as
              Exhibit D thereto. [Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K
              dated September 27, 1993.]                                                                        N/A
     10.16   Northland Cranberries, Inc. proposed 1995 Stock Option Plan. [Incorporated by reference
              to Exhibit 10.16 to the Company's Form 10-K for the fiscal year ended March 31, 1995.]            N/A
     21      Subsidiary of the Company. [Incorporated by reference to Exhibit 22 to the Company's
              Form 10-K for the fiscal year ended March 31, 1992.]                                              N/A
     23.1    Consent of Deloitte & Touche LLP.
     23.2    Consent of Foley & Lardner (contained in Exhibit 5.0).                                             N/A
     24      Powers of Attorney (included on signature page to this Registration Statement).                    N/A
     25      Financial Data Schedule